2025
ANNUAL REPORT

EMPLOYERS HOLDINGS, INC.

employers.com

EMPLOYERS®














Company Summary

Employers Holdings, Inc. is the only nationwide insurance company exclusively focused on protecting America's small and mid-sized businesses by providing cost-effective workers' compensation insurance. With more than 100 years in the workers' compensation business, we believe our deep expertise and enduring commitment to this line of insurance represent a significant competitive advantage.

Our overall strategy is to pursue profitable growth opportunities across workers' compensation insurance market cycles, leverage technology to provide seamless end-to-end customer experience, maximize our investment returns within the constraints of prudent portfolio management, maintain a strong equity capital position, and consistently deliver value to our shareholders.

Our customers include agents, policyholders, and injured workers, and we utilize technology to provide a quality experience tailored to their individual needs. Across the country, producers rely on our sophisticated systems to connect with EMPLOYERS®—and to connect us to our small and mid-sized business customers and their injured workers. Our policyholders can purchase our product at their convenience through an array of distribution channels, including traditional independent agents and brokers, payroll providers, aggregators, digital agents, partner insurance companies, affinity groups, and directly from us via our website.

2025 Overview

EMPLOYERS® operates with a clear focus on workers' compensation, combining deep expertise and disciplined underwriting with continued investment in the capabilities that support our future growth.

In 2025, that focus guided how we navigated industry challenges, advanced new growth opportunities, and strengthened the foundation of our business. From expanding our product offerings to improving how customers and agents engage with us, the progress we made this year reflects a company that continues to evolve while remaining firmly committed to the fundamentals that define our success.

As a result, we achieved record levels of both net premiums earned and net investment income while continuing to grow our policy count. This reflects strong execution across the organization and the strength of our operating performance.

One of the most important strategic milestones during the year was the development of our new excess workers' compensation product. Built entirely in-house with the support of artificial intelligence tools, this product expands how we serve customers and strengthens engagement with our distribution partners. We believe it will allow us to apply our workers' compensation expertise in new ways while diversifying our exposures and creating additional opportunities for profitable growth.

We also continued expanding our underwriting appetite into select industries, including home health care and stone countertop installation. At the same time, we introduced operational capabilities designed to simplify how agents and policyholders work with us. Initiatives such as just-in-time agent appointments make it easier for agents to do business with EMPLOYERS, while expanded direct-to-business digital marketing helps more customers access our coverage.

These efforts supported our ability to return $215 million to shareholders through share repurchases and dividends, the highest in our company's history.

We also navigated an important industry challenge during the year as cumulative trauma claim frequency in California increased. We responded quickly with targeted pricing actions, underwriting refinements, and reserve strengthening. These actions reflect the risk management approach that has long defined EMPLOYERS and our commitment to addressing emerging risks early and decisively.

Our progress during the year was guided by strategic priorities that include strengthening financial management, expanding growth and diversification, investing in culture and workforce experience, advancing operational initiatives and artificial intelligence, and continually improving the customer experience.

Across the organization, we made meaningful advancements in each of these areas. Investments in automation, customer self-service capabilities, and artificial intelligence improved operational efficiency and contributed to meaningful expense ratio improvements. By year-end, our underwriting expense ratio declined to 21.7% from 23.5%, our lowest level since 2018. These improvements strengthen our operating leverage while making it easier for agents and policy-holders to do business with EMPLOYERS.

Throughout the year, our commitment to injured workers remained central to our mission. Whether a claim arose from cumulative trauma or a traditional workplace injury, our claims professionals worked to ensure workers received the care and support needed to recover and return to productive employment.

Innovation also continued to shape how we operate. In addition to developing our excess workers' compensation product using AI tools, we began establishing an internal AI platform that will be deployed across our workforce. We are also preparing to implement a modernized customer relationship management platform that will support a more data-driven and customer-focused organization.

We continued to manage our investment portfolio with a disciplined focus on stability, yield, and long-term performance. In the fourth quarter, we rebalanced the portfolio by reducing our allocation to equities and redeploying capital into higher-yielding fixed income securities. This repositioning improved portfolio yield while maintaining the liquidity and financial strength required to support our insurance operations.

AM Best reaffirmed the Financial Strength Rating of each of our insurance companies at "A" (Excellent), reflecting the strength of our financial



position and operational capabilities. This rating reinforces our ability to provide reliable, high-quality coverage to small and mid-sized businesses across the country.

We also remained focused on disciplined capital management. In January 2026, we completed a $125 million debt-funded capital optimization plan that retired nearly three million common shares at an average price representing an 18% discount to our December 31, 2025 book value per share including the deferred gain. Combined with our share repurchase program and quarterly dividends, these actions demonstrate our commitment to returning value to shareholders.

Our progress is made possible by our people. We completed our Emerging Leaders Program, equipping the next generation of EMPLOYERS leaders with new skills and opportunities for growth. During the year, our company was also recognized through several industry and national rankings, including recognition as one of the most trustworthy companies in America. Our teams remained active in the communities we serve, contributing more than $135,000 to charitable initiatives and volunteering countless hours through our newly rebranded EMPLOYERS Connect Charitable Giving Program.

Other key accomplishments and performance highlights in 2025 included:

- Net premiums earned of $762 million and net investment income of $117 million, both the highest in our history.

- Continued policy growth, ending the year with 133,605 policies in-force despite maintaining our focus on underwriting profitability over premium growth.

- Improved operating efficiency, with our commission expense ratio declining to 12.8% from 13.5% in 2024 and our underwriting expense ratio improving to 21.7% from 23.5%.

- Successful development and launch of our excess workers' compensation product, built internally using artificial intelligence tools.

- Strong shareholder value creation, with book value per share including the deferred gain increasing to $51.31, an 11% increase including declared dividends.

The results we achieved in 2025 reflect strong execution across the organization. The sections that follow provide additional detail on our underwriting performance, investment results, and capital management during the year.

Financial Highlights[1]

($ in millions, except share
and per share amounts)

		Year Ended December 31,	
	2025	**2024**	**CHANGE**
Operating Results			
Net premiums written	$750.1	$769.5	-3%
Net premiums earned	$761.9	$749.5	2%
Combined ratio	110.9%	97.9%	13.0 pts
Combined ratio excl. effects of LPT	111.7%	98.6%	13.1 pts
Net investment income	$116.7	$107.0	9%
Net realized and unrealized (losses) gains on investments	$(20.4)	$24.1	nm
Earnings and Return of Capital to Stockholders			
Net income	$10.8	$118.6	-91%
Net income per diluted share	$0.46	$4.71	-90%
Adjusted net income	$21.8	$94.0	-77%
Adjusted net income per diluted share	$0.93	$3.73	-75%
Adjusted return on equity	1.9%	7.7%	-5.8 pts
Capital returned to stockholders (dividends + repurchases)	$215.4	$71.5	201%
		As of December 31,	
Stockholders' Equity and Book Value Per Share			
Ending adjusted stockholders' equity	$1,036.4	$1,245.2	-17%
Ending common shares outstanding	20,342,135	24,556,706	-17%
Book value per share	$46.98	$43.52	11%[2]
Book value per share including the Deferred Gain	$51.31	$47.35	11%[2]
Adjusted book value per share	$50.95	$50.71	3%[2]

[1]A Glossary of Financial Measures and reconciliation tables of GAAP to non-GAAP measures follow this letter.

[2]Reflects the change per share after considering dividends declared in the period.

Underwriting Activities

Our underwriting results in 2025 were influenced by the increased frequency of cumulative trauma claims in California. We addressed this challenge with targeted pricing actions, underwriting refinements, and reserve strengthening. These steps reflect our strategic priority of maintaining underwriting discipline and focusing on profitability over premium growth.

These measures affected new business production, particularly within the middle market segment. At the same time, we were encouraged by continued growth in our small commercial business, which we believe reflects the value agents and customers place on the investments we have made in automation and ease of use.

During the third quarter, we conducted a comprehensive reserve analysis. This review identified the need to strengthen prior year reserves by a net $38.2 million, primarily related to accident years 2023 and 2024 and partially offset by favorable development from accident years 2022 and prior. We also increased our accident year 2025 loss and LAE ratio to 72% to reflect the California cumulative trauma trend.

Importantly, these adjustments were not indicative of broad deterioration across our book of business. Rather, they reflected a targeted response to a specific emerging trend in California. Outside of this issue, claim frequency trends in other states continued to decline.

Our fourth quarter full actuarial review delivered encouraging results. No additional reserve strengthening or adjustments to our accident year loss and LAE ratio were necessary. We also engaged a leading actuarial firm to independently assess our estimated ultimate losses, and it concluded that our carried reserves were well within its range of reasonable estimates. We believe that we enter 2026 with our reserve position on solid footing.

Our ongoing initiative to reduce expense ratios also continued to produce results. Our commission expense ratio declined to 12.8% from 13.5% in 2024, driven by a higher proportion of renewal business and lower agency incentive accruals. Our underwriting expense ratio improved to 21.7% from 23.5%, reflecting lower compensation-related expenses and continued efficiency gains.

Investing Activities

Our investment portfolio is structured to optimize risk-adjusted returns while maintaining liquidity, supporting financial strength, and meeting regulatory requirements.

As of December 31, 2025, the fair value of our investment portfolio, including cash and cash equivalents, was approximately $2.5 billion, or about 2.6 times our ending stockholders' equity. Our $2.0 billion portfolio of fixed income investments provides a steady source of income and liquidity and is managed by experienced independent investment managers.

Net investment income in 2025 totaled $116.7 million, an increase of 9% from 2024 and the highest in our history. The increase was driven by higher bond yields and returns from our private equity limited partnership investments, partially offset by lower invested balances resulting from our capital return activities.

Our fixed maturity investments had a modified duration of 4.4 at year-end. Our investment strategy balances duration, yield, and credit risk while monitoring interest rate changes and their potential impact on liquidity and our ability to meet obligations. We also maintained a $288 million portfolio of equity securities and other investments diversified across industries and private equity partnerships.

Our weighted average book yield increased to 4.9% at year-end, supported in part by a fourth quarter portfolio rebalancing.

During that rebalancing, we reduced our equity allocation, which had increased due to market appreciation. We strategically sold certain lower-yielding fixed income securities and redeployed the proceeds into higher-yielding alternatives, efficiently offsetting realized equity gains while meaningfully improving portfolio yield. This repositioning reduced equity exposure, increased our book yield by approximately 40 basis points, generated a net present value gain, and lowered required capital.

Financial Strength and Equity Capital Management

Our book value per share including the deferred gain increased by 11.0% during 2025, including dividends declared. This increase was driven primarily by operating performance, unrealized gains on fixed maturity securities, and the accretive impact of our share repurchase activity.

We believe our equity capital position remains strong. Our capital strategy supports the needs of our insurance operations while maintaining financial strength ratings and meeting regulatory requirements. We are confident it also provides the flexibility needed to manage our business through insurance and economic cycles and to pursue strategic opportunities when they arise.

We remain committed to returning excess capital to shareholders through dividends and share repurchases, consistent with our disciplined approach to capital stewardship. Over the three-year period ending December 31, 2025, we declared $89.3 million in regular dividends and repurchased $303.3 million of our common stock.

Total Value Returned to Shareholders

($ in Millions)

	2023	2024	2025	Total Returned
Shares Repurchased	$76	$41	$186	$303
Dividends Paid	$29	$30	$30	$89
Total Returned to Stockholders	$106	$71	$215	$393

Looking Forward

We believe EMPLOYERS remains well positioned and well capitalized to pursue opportunities in the workers' compensation marketplace. With disciplined underwriting, competitive pricing, and a strong balance sheet, we remain focused on returning to our historical profitability levels. As we look ahead, several priorities will guide our focus in 2026 and beyond.

Addressing California Cumulative Trauma

Our approach to the California cumulative trauma challenge includes targeted pricing actions, enhanced claims and litigation management, underwriting refinements, and continued geographic diversification. While these steps may moderate near-term new business growth, we believe they will strengthen long-term underwriting performance.

Technology and Digitization

We will continue transforming how we connect with and serve our customers by building a more intelligent and integrated operating platform. Artificial intelligence will play an increasing role in how we operate, building on the capabilities that supported the development of our excess workers' compensation product and expanding into underwriting insights, operational automation, and customer engagement.

Our investment in a modernized customer relationship management platform will strengthen how we manage distribution relationships and better connect information across underwriting,



claims, and customer interactions. We believe these capabilities will allow us to operate with greater speed, insight, and efficiency while continuing to simplify how agents and policyholders do business with EMPLOYERS.

Expanding Product Offerings

The launch of our new excess workers' compensation product in early 2026 represents an important step in expanding our product portfolio. We will continue exploring opportunities to broaden our appetite into new risk segments, strengthen distribution channels, and apply advanced data analytics to improve risk assessment and pricing.

Building a Resilient Future

We are proud of what EMPLOYERS accomplished in 2025 and confident in the opportunities ahead. The actions we took during the year strengthened our business and sharpened our focus, positioning us to continue building a company that delivers long-term value.

We remain focused on innovation and operational excellence while continuing to adapt quickly to a changing marketplace. We are committed to thoughtful growth as we invest in the capabilities that will shape the future of our organization.

Just as important, we are dedicated to supporting the workforce that powers our economy, helping protect employees and the businesses that depend on them when it matters most. We will continue strengthening the partnerships we have built with agents and policyholders across the country as we serve the workers and employers who keep our communities moving forward. This is not just our business. It is our purpose.

The future of EMPLOYERS will be driven by the expertise of our people, the strength of our strategy, and the trust placed in us by our customers and partners every day. We look forward to the work ahead and remain confident in our ability to continue building on the strong foundation we have created.

We thank our shareholders, policyholders, agents, and colleagues for their continued trust and partnership.

Respectfully submitted,



Katherine H. Antonello
President and CEO



Jeanne L. Mockard
Chair of the Board

This Annual Report includes statements that may constitute "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995. For a description of factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements, please refer to "Forward-Looking Statements" on page 3 of the enclosed Annual Report on Form 10-K.






Built for Business













Made for People

EMPLOYERS®

TABLE OF CONTENTS

**Employers Holdings, Inc.
Fourth Quarter and Full Year 2025
Financial Supplement**

EMPLOYERS HOLDINGS, INC.
Consolidated Financial Highlights (unaudited)
$ in millions, except per share amounts

	Three Months Ended December 31,			Years Ended December 31,		
	2025	2024	% change	2025	2024	% change
Selected financial highlights:						
Gross premiums written	$ 156.8	$ 176.3	(11)%	$ 756.1	$ 776.3	(3)%
Net premiums written	155.9	174.7	(11)	750.1	769.5	(3)
Net premiums earned	188.5	190.2	(1)	761.9	749.5	2
Net investment income	31.4	26.7	18	116.7	107.0	9
Net (loss) income excluding LPT[1]	(24.8)	28.4	(187)	4.8	113.0	(96)
Adjusted net income[1]	14.5	28.7	(49)	21.8	94.0	(77)
Net (loss) income before income taxes	(29.7)	34.7	(186)	12.0	146.7	(92)
Net (loss) income	(23.4)	28.3	(183)	10.8	118.6	(91)
Comprehensive income (loss)	20.6	(8.9)	331	100.6	122.1	(18)
Total assets				3,436.6	3,541.3	(3)
Stockholders' equity				955.7	1,068.7	(11)
Stockholders' equity including the Deferred Gain[2]				1,043.7	1,162.7	(10)
Adjusted stockholders' equity[2]				1,036.4	1,245.2	(17)
Adjusted return on stockholders' equity[3]				1.9 %	7.7 %	(75)
Amounts per share:						
Cash dividends declared per share	$ 0.32	$ 0.30	7 %	$ 1.26	$ 1.18	7 %
Earnings (loss) per diluted share[4]	(1.06)	1.14	(193)	0.46	4.71	(90)
Earnings (loss) per diluted share excluding LPT[4]	(1.13)	1.14	(199)	0.20	4.49	(96)
Adjusted earnings per diluted share[4]	0.66	1.15	(43)	0.93	3.73	(75)
Book value per share[2]				46.98	43.52	8
Book value per share including the Deferred Gain[2]				51.31	47.35	8
Adjusted book value per share[2]				50.95	50.71	—
Combined ratio excluding LPT:[5]						
Loss and loss adjustment expense ratio:						
Current year	71.9 %	64.2 %		72.0 %	64.1 %	
Prior Year	0.1	(4.7)		5.2	(2.5)	
Loss and loss adjustment expense ratio	72.0 %	59.5 %		77.2 %	61.6 %	
Commission expense ratio	13.7	12.8		12.8	13.5	
Underwriting expense ratio	21.1	23.2		21.7	23.5	
Combined ratio excluding LPT	106.8 %	95.5 %		111.7 %	98.6 %	

(1) See Page 3 for calculations and Page 10 for information regarding our use of Non-GAAP Financial Measures.
(2) See Page 8 for calculations and Page 10 for information regarding our use of Non-GAAP Financial Measures.
(3) See Page 4 for calculations and Page 10 for information regarding our use of Non-GAAP Financial Measures.
(4) See Page 9 for calculations and Page 10 for information regarding our use of Non-GAAP Financial Measures.
(5) See Page 5 for calculations and Page 10 for information regarding our use of Non-GAAP Financial Measures.

EMPLOYERS HOLDINGS, INC.
Summary Consolidated Balance Sheets (unaudited)
$ in millions, except per share amounts

		December 31, 2025		December 31, 2024
ASSETS				
Available for sale:				
Investments, cash and cash equivalents	$	2,498.8	$	2,532.4
Accrued investment income		15.5		15.7
Premiums receivable, net		335.4		361.3
Reinsurance recoverable, net of allowance, on paid and unpaid losses and LAE		391.6		417.8
Deferred policy acquisition costs		57.1		59.6
Deferred income taxes, net		14.3		38.3
Other assets		123.9		116.2
Total assets	$	3,436.6	$	3,541.3
LIABILITIES				
Unpaid losses and LAE	$	1,805.8	$	1,808.2
Unearned premiums		391.9		402.2
Commissions and premium taxes payable		59.9		65.8
Deferred Gain		88.0		94.0
Debt		35.0		—
Other liabilities		100.3		102.4
Total liabilities	$	2,480.9	$	2,472.6
STOCKHOLDERS' EQUITY				
Common stock and additional paid-in capital	$	428.4	$	424.8
Retained earnings		1,453.8		1,472.9
Accumulated other comprehensive income (loss), net		7.3		(82.5)
Treasury stock, at cost		(933.8)		(746.5)
Total stockholders' equity		955.7		1,068.7
Total liabilities and stockholders' equity	$	3,436.6	$	3,541.3
Stockholders' equity including the Deferred Gain [1]	$	1,043.7	$	1,162.7
Adjusted stockholders' equity [1]		1,036.4		1,245.2
Book value per share [1]	$	46.98	$	43.52
Book value per share including the Deferred Gain [1]		51.31		47.35
Adjusted book value per share [1]		50.95		50.71

(1) See Page 8 for calculations and Page 10 for information regarding our use of Non-GAAP Financial Measures.

EMPLOYERS HOLDINGS, INC.
Summary Consolidated Income Statements (unaudited)
$ in millions

		Three Months Ended December 31,			Years Ended December 31,	
		2025	**2024**		**2025**	**2024**
Revenues:						
Net premiums earned	$	188.5	$ 190.2	$	761.9	$ 749.5
Net investment income		31.4	26.7		116.7	107.0
Net realized and unrealized (losses) gains on investments[1]		(49.7)	(0.4)		(20.4)	24.1
Other income		0.3	0.1		0.5	0.1
Total revenues		170.5	216.6		858.7	880.7
Expenses:						
Losses and LAE incurred		134.4	113.2		581.8	456.2
Commission expense		25.8	24.4		97.9	101.2
Underwriting expenses		39.8	44.2		165.4	176.5
Interest and financing expenses		0.2	0.1		0.5	0.1
Other non-recurring expenses		—	—		1.1	—
Total expenses		(200.2)	(181.9)		(846.7)	(734.0)
Net (loss) income before income taxes		(29.7)	34.7		12.0	146.7
Income tax benefit (expense)		6.3	(6.4)		(1.2)	(28.1)
Net (loss) income		(23.4)	28.3		10.8	118.6
Unrealized AFS investment gains (losses) arising during the period, net of tax		3.5	(39.2)		46.6	(3.5)
Reclassification adjustment for realized AFS investment gains in net income, net of tax		40.5	2.0		43.2	7.0
Total Comprehensive income (loss)	$	20.6	$ (8.9)	$	100.6	$ 122.1
Net (loss) income	$	(23.4)	$ 28.3	$	10.8	$ 118.6
Amortization of the Deferred Gain - losses		(1.4)	(1.6)		(6.0)	(6.1)
Amortization of the Deferred Gain - contingent commission		—	—		—	(0.8)
LPT reserve adjustment		—	1.7		—	1.7
LPT contingent commission adjustments		—	—		—	(0.4)
Net (loss) income excluding LPT Agreement[2]	$	(24.8)	$ 28.4	$	4.8	$ 113.0
Net realized and unrealized losses (gains) on investments		49.7	0.4		20.4	(24.1)
Other non-recurring expenses		—	—		1.1	—
Income tax (benefit) expense related to items excluded from Net income		(10.4)	(0.1)		(4.5)	5.1
Adjusted net income[2]	$	14.5	$ 28.7	$	21.8	$ 94.0

(1) Includes unrealized (losses) gains on equity securities and other invested assets of $(48.7) million and $2.4 million for the three months ended December 31, 2025 and 2024, respectively, and $(20.2) million and $30.5 million for the year ended December 31, 2025 and 2024, respectively

(2) See Page 10 regarding our use of Non-GAAP Financial Measures.

EMPLOYERS HOLDINGS, INC.
Return on Equity (unaudited)
$ in millions

		Three Months Ended December 31,				Years Ended December 31,			
		2025		2024		2025		2024	
Net (loss) income	**A**	$	(23.4)	$	28.3	$	10.8	$	118.6
Impact of the LPT Agreement			(1.4)		0.1		(6.0)		(5.6)
Net realized and unrealized losses (gains) on investments			49.7		0.4		20.4		(24.1)
Other non-recurring expenses			—		—		1.1		—
Income tax (benefit) expense related to items excluded from Net income			(10.4)		(0.1)		(4.5)		5.1
Adjusted net income[(1)]	**B**	$	14.5	$	28.7	$	21.8	$	94.0
Stockholders' equity - end of period		$	955.7	$	1,068.7	$	955.7	$	1,068.7
Stockholders' equity - beginning of period			1,039.2		1,093.4		1,068.7		1,013.9
Average stockholders' equity	**C**	$	997.5	$	1,081.1	$	1,012.2	$	1,041.3
Stockholders' equity - end of period		$	955.7	$	1,068.7	$	955.7	$	1,068.7
Deferred Gain - end of period			88.0		94.0		88.0		94.0
Accumulated other comprehensive (income) loss, before taxes - end of period			(9.3)		104.5		(9.3)		104.5
Income tax related to accumulated other comprehensive income (loss) - end of period			2.0		(22.0)		2.0		(22.0)
Adjusted stockholders' equity - end of period			1,036.4		1,245.2		1,036.4		1,245.2
Adjusted stockholders' equity - beginning of period			1,165.2		1,232.5		1,245.2		1,199.1
Average adjusted stockholders' equity[(1)]	**D**	$	1,100.8	$	1,238.9	$	1,140.8	$	1,222.2
Return on stockholders' equity	**A / C**		(2.3)%		2.6 %		1.1 %		11.4 %
Adjusted return on stockholders' equity[(1)]	**B / D**		1.3 %		2.3 %		1.9 %		7.7 %

(1) See Page 10 for information regarding our use of Non-GAAP Financial Measures.

EMPLOYERS HOLDINGS, INC.
Combined Ratios (unaudited)
$ in millions, except per share amounts

		Three Months Ended December 31,				Years Ended December 31,			
		2025		**2024**		**2025**		**2024**	
Net premiums earned	A	$	188.5	$	190.2	$	761.9	$	749.5
Losses and LAE incurred	B		134.4		113.2		581.8		456.2
Amortization of deferred reinsurance gain - losses			1.4		1.6		6.0		6.1
Amortization of deferred reinsurance gain - contingent commission			—		—		—		0.8
LPT reserve adjustment			—		(1.7)		—		(1.7)
LPT contingent commission adjustments			—		—		—		0.4
Losses and LAE excluding LPT[1]	C	$	135.8	$	113.1	$	587.8	$	461.8
Prior year loss reserve development			0.2		(9.1)		39.6		(18.4)
Losses and LAE excluding LPT - current accident year	D	$	135.6	$	122.2	$	548.2	$	480.2
Commission expense	E	$	25.8	$	24.4	$	97.9	$	101.2
Underwriting expenses	F	$	39.8	$	44.2	$	165.4	$	176.5
GAAP combined ratio:									
Loss and LAE ratio	B/A		71.3 %		59.5 %		76.4 %		60.9 %
Commission expense ratio	E/A		13.7		12.8		12.8		13.5
Underwriting expense ratio	F/A		21.1		23.2		21.7		23.5
GAAP combined ratio			106.1 %		95.5 %		110.9 %		97.9 %
Combined ratio excluding LPT:[1]									
Loss and LAE ratio excluding LPT	C/A		72.0 %		59.5 %		77.2 %		61.6 %
Commission expense ratio	E/A		13.7		12.8		12.8		13.5
Underwriting expense ratio	F/A		21.1		23.2		21.7		23.5
Combined ratio excluding LPT			106.8 %		95.5 %		111.7 %		98.6 %
Combined ratio excluding LPT: current accident year:[1]									
Loss and LAE ratio excluding LPT	D/A		71.9 %		64.2 %		72.0 %		64.1 %
Commission expense ratio	E/A		13.7		12.8		12.8		13.5
Underwriting expense ratio	F/A		21.1		23.2		21.7		23.5
Combined ratio excluding LPT: current accident year			106.7 %		100.2 %		106.5 %		101.1 %

(1) See Page 10 for information regarding our use of Non-GAAP Financial Measures.

EMPLOYERS HOLDINGS, INC.
Roll-forward of Unpaid Losses and LAE (unaudited)
$ in millions

	Three Months Ended December 31,		Years Ended December 31,	
	2025	2024	2025	2024
Unpaid losses and LAE at beginning of period	$ 1,822.5	$ 1,836.5	$ 1,808.2	$ 1,884.5
Less reinsurance recoverable on unpaid losses and LAE	392.7	413.1	412.4	428.4
Net unpaid losses and LAE at beginning of period	1,429.8	1,423.4	1,395.8	1,456.1
Losses and LAE incurred:				
Current year	135.5	122.2	548.1	480.2
Prior years - voluntary business	—	(8.6)	38.9	(17.9)
Prior years - involuntary business	0.2	(0.5)	0.7	(0.5)
Total losses incurred	135.7	113.1	587.7	461.8
Losses and LAE paid:				
Current year	55.6	57.9	127.6	127.1
Prior years	90.6	82.8	436.6	395.0
Total paid losses	146.2	140.7	564.2	522.1
Net unpaid losses and LAE at end of period	1,419.3	1,395.8	1,419.3	1,395.8
Reinsurance recoverable, excluding CECL allowance, on unpaid losses and LAE	386.5	412.4	386.5	412.4
Unpaid losses and LAE at end of period	$ 1,805.8	$ 1,808.2	$ 1,805.8	$ 1,808.2

Total losses and LAE shown in the above table exclude amortization of the Deferred Gain, LPT Reserve Adjustments, and LPT Contingent Commission Adjustments, which totaled $1.4 million and $0.1 million for the three months ended December 31, 2025 and 2024, respectively, and $6.0 million and $5.6 million for the year ended December 31, 2025 and 2024, respectively.

EMPLOYERS HOLDINGS, INC.
Consolidated Investment Portfolio (unaudited)
$ in millions

Investment Positions:	Cost or Amortized Cost[1]		Net Unrealized Gain		Fair Value		%	Fair Value		%
					December 31, 2025			December 31, 2024		
Fixed maturity securities	$	2,031.8	$	9.3	$	2,040.7	82 %	$	2,097.4	83 %
Equity securities		104.0		87.5		191.5	8		259.8	10
Other invested assets		79.4		17.1		96.5	4		106.6	4
Short-term investments		10.1		—		10.1	—		0.1	—
Cash and cash equivalents		159.8		—		159.8	6		68.3	3
Restricted cash and cash equivalents		0.2		—		0.2	—		0.2	—
Total investments and cash	$	2,385.3	$	113.9	$	2,498.8	100 %	$	2,532.4	100 %
Breakout of Fixed Maturity Securities:										
U.S. Treasuries and Agencies	$	80.0	$	0.1	$	80.1	4 %	$	59.3	3 %
States and Municipalities		156.5		3.4		159.9	8		159.3	8
Corporate Securities		654.8		0.5		655.3	32		803.0	38
Mortgage-Backed Securities		829.1		2.7		831.8	41		684.9	33
Asset-Backed Securities		160.9		2.2		163.1	8		214.0	10
Collateralized loan obligations		12.5		—		12.5	1		35.3	2
Bank loans and other		138.0		0.4		138.0	7		141.6	7
Total fixed maturity securities	$	2,031.8	$	9.3	$	2,040.7	100 %	$	2,097.4	100 %
Weighted average ending book yield on fixed income securities, cash, and cash equivalents							4.9 %			4.5 %
Average credit quality (S&P)							A+			A
Duration							4.4			4.5

(1) Amortized cost excludes an allowance for current expected credit losses (CECL) of $0.4 million

EMPLOYERS HOLDINGS, INC.
Book Value Per Share (unaudited)
$ in millions, except per share amounts

			December 31, 2025		December 31, 2024
Numerators:					
Stockholders' equity	**A**	$	955.7	$	1,068.7
Deferred Gain			88.0		94.0
Stockholders' equity including the Deferred Gain[1]	**B**		1,043.7		1,162.7
Accumulated other comprehensive (income) loss, before taxes			(9.3)		104.5
Income taxes related to accumulated other comprehensive (income) loss, before taxes			2.0		(22.0)
Adjusted stockholders' equity[1]	**C**	$	1,036.4	$	1,245.2
Denominator (shares outstanding)	**D**		20,342,135		24,556,706
Book value per share[1]	**A / D**	$	46.98	$	43.52
Book value per share including the Deferred Gain[1]	**B / D**		51.31		47.35
Adjusted book value per share[1]	**C / D**		50.95		50.71
Cash dividends declared per share		$	1.26	$	1.18
YTD Change in:[2]					
Book value per share			10.8 %		11.9 %
Book value per share including the Deferred Gain			11.0		10.6
Adjusted book value per share			3.0		9.8

(1) See Page 10 for information regarding our use of Non-GAAP Financial Measures.

(2) Reflects the change per share after taking into account dividends declared in the period.

EMPLOYERS HOLDINGS, INC.
Earnings Per Share (unaudited)
$ in millions, except per share amounts

			Three Months Ended December 31,		Years Ended December 31,	
			2025	2024	2025	2024
Numerators:						
Net (loss) income	A	$	(23.4) $	28.3 $	10.8 $	118.6
Impact of the LPT Agreement			(1.4)	0.1	(6.0)	(5.6)
Net (loss) income excluding LPT [1]	B	$	(24.8) $	28.4 $	4.8 $	113.0
Net realized and unrealized (gains) losses on investments			49.7	0.4	20.4	(24.1)
Other non-recurring expenses			—	—	1.1	—
Income tax (benefit) expense related to items excluded from Net income			(10.4)	(0.1)	(4.5)	5.1
Adjusted net income [1]	C	$	14.5 $	28.7 $	21.8 $	94.0
Denominators:						
Average common shares outstanding (basic)	D		21,922,345	24,725,425	23,386,329	25,050,605
Average common shares outstanding (diluted)	E		22,038,230	24,902,459	23,525,901	25,194,814
Earnings (loss) per share:						
Basic	A / D	$	(1.06) $	1.14 $	0.46 $	4.73
Diluted	A / E		(1.06)	1.14	0.46	4.71
Earnings (loss) per share excluding LPT: [1]						
Basic	B / D	$	(1.13) $	1.15 $	0.21 $	4.51
Diluted	B / E		(1.13)	1.14	0.20	4.49
Adjusted earnings per share: [1]						
Basic	C / D	$	0.66 $	1.16 $	0.93 $	3.75
Diluted	C / E		0.66	1.15	0.93	3.73

(1) See Page 10 for information regarding our use of Non-GAAP Financial Measures.

Non-GAAP Financial Measures

Within this earnings release we present the following measures, each of which are "non-GAAP financial measures." A reconciliation of these measures to the Company's most directly comparable GAAP financial measures is included herein. Management believes that these non-GAAP measures are important to the Company's investors, analysts and other interested parties who benefit from having an objective and consistent basis for comparison with other companies within our industry. Management further believes that these measures are more relevant than comparable GAAP measures in evaluating our financial performance.

The LPT Agreement is a non-recurring transaction that no longer provides any ongoing cash benefits to the Company. Management believes that providing non-GAAP measures that exclude the effects of the LPT Agreement (amortization of deferred reinsurance gain, adjustments to LPT Agreement ceded reserves and adjustments to the contingent commission receivable) is useful in providing investors, analysts and other interested parties a meaningful understanding of the Company's ongoing underwriting performance.

Deferred reinsurance gain (Deferred Gain) reflects the unamortized gain from the LPT Agreement. This gain has been deferred and is being amortized using the recovery method, whereby the amortization is determined by the proportion of actual reinsurance recoveries to total estimated recoveries, except for the contingent profit commission, which was amortized through June 30, 2024, the date of its final determination. Amortization is reflected in losses and LAE incurred.

Adjusted net income *(see Page 3 for calculations)* is net (loss) income excluding the effects of the LPT Agreement, and net realized and unrealized gains and losses on investments (net of tax), and any miscellaneous non-recurring transactions (net of tax). Management believes that providing this non-GAAP measures is helpful to investors, analysts and other interested parties in identifying trends in the Company's operating performance because such items have limited significance to its ongoing operations or can be impacted by both discretionary and other economic factors and may not represent operating trends.

Stockholders' equity including the Deferred Gain *(see Page 8 for calculations)* is stockholders' equity including the Deferred Gain. Management believes that providing this non-GAAP measure is useful in providing investors, analysts and other interested parties a meaningful measure of the Company's total underwriting capital.

Adjusted stockholders' equity *(see Page 8 for calculations)* is stockholders' equity including the Deferred Gain, less accumulated other comprehensive income (net of tax). Management believes that providing this non-GAAP measure is useful to investors, analysts and other interested parties since it serves as the denominator to the Company's adjusted return on stockholders' equity metric.

Return on stockholders' equity and Adjusted return on stockholders' equity *(see Page 4 for calculations).* Management believes that these profitability measures are widely used by our investors, analysts and other interested parties.

Book value per share, Book value per share including the Deferred Gain, and Adjusted book value per share *(see Page 8 for calculations).* Management believes that these valuation measures are widely used by our investors, analysts and other interested parties.

Net (loss) income excluding LPT *(see Page 3 for calculations).* Management believes that these performance and underwriting measures are widely used by our investors, analysts and other interested parties.







UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number: 001-33245

EMPLOYERS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Nevada	**04-3850065**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5340 Kietzke Lane, Suite 202

Reno, Nevada 89511

(Address of principal executive offices and zip code)

(888) 682-6671

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	EIG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☑	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐
						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D–1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2025 was $814,547,414.

As of February 23, 2026, there were 19,481,997 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to the 2026 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Unless otherwise indicated, all references to "we," "us," "our," the "Company" or similar terms refer to Employers Holdings, Inc., together with its subsidiaries. In this Annual Report on Form 10-K, the Company and its management discuss and make statements based on currently available information regarding their intentions, beliefs, current expectations, and projections of, among other things, the Company's future performance, economic or market conditions, including current or future levels of inflation, potential implications of increased tariffs, changes in interest rates, labor market expectations, catastrophic events or geo-political conditions, legislative or regulatory actions or court decisions, business growth, retention rates, loss costs, claim trends and the impact of key business initiatives, future technologies and planned investments. Certain of these statements may constitute "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and are often identified by words such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "target," "project," "intend," "believe," "estimate," "predict," "potential," "pro forma," "seek," "likely," or "continue," or other comparable terminology and their negatives. The Company and its management caution investors that such forward-looking statements are not guarantees of future performance. Risks and uncertainties are inherent in the Company's future performance. Factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements include, among other things, those discussed or identified from time to time in the Company's public filings with the Securities and Exchange Commission (SEC), including the risks detailed in Item 1A, "Risk Factors." Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Item 1. Business

General

Employers Holdings, Inc. (EHI) is a holding company, which was incorporated in Nevada in 2005, with subsidiaries that are specialty providers of workers' compensation insurance and related services focused on small and mid-sized businesses engaged in lower hazard industries. In February 2026, we launched a new excess workers' compensation product that will be offered to self-insured enterprises in several jurisdictions across the United States (U.S.). We had 623 full-time employees at December 31, 2025 and our corporate headquarters are located at 5340 Kietzke Lane, Suite 202, Reno, Nevada, 89511. We operate throughout the U.S. with the exception of North Dakota, Ohio, Washington and Wyoming, which are served exclusively by their state funds. We offer insurance through Employers Insurance Company of Nevada (EICN), Employers Compensation Insurance Company (ECIC), Employers Preferred Insurance Company (EPIC), Employers Assurance Company (EAC) and Cerity Insurance Company (CIC), each of which has been assigned an AM Best Company, Inc. (AM Best) financial strength rating of "A" (Excellent).

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports, and Proxy Statements for our Annual Meetings of Stockholders are available free of charge on our website at *www.employers.com* as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website also provides access to reports filed by our directors, executive officers and certain significant stockholders pursuant to Section 16 of the Securities Exchange Act of 1934 (Exchange Act). In addition, our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Related Person Transactions Policy, and charters for the Audit, Finance and Investment, Board Governance and Nominating, Executive, Human Capital Management and Compensation, and Risk Management, Technology and Innovation committees of our Board of Directors (Board) are available on our website. Information in, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K. Copies of these documents may also be obtained free of charge by written request to Investor Relations, 5340 Kietzke Lane, Suite 202, Reno, Nevada 89511. The SEC also maintains a website at *www.sec.gov* that contains the information that we file electronically with the SEC.

Property and Casualty Insurance in General

A widely-used measure of relative underwriting performance for an insurance company is the combined ratio. The combined ratio is calculated by adding: (i) the ratio of losses and loss adjustment expense (LAE) to earned premiums (known as the "loss and LAE ratio"); (ii) the ratio of commission expense to earned premiums (known as the "commission expense ratio"); and (iii) the ratio of underwriting expenses to earned premiums (known as the "underwriting expense ratio"), with each component determined in accordance with U.S. generally accepted accounting principles (GAAP). A combined ratio under 100% indicates that an insurance company is generating an underwriting profit. A combined ratio over 100% indicates that an insurance company is generating an underwriting loss. Underwriting income or loss is determined by deducting losses and LAE, commission expenses, and underwriting expenses from net premiums earned.

An insurance company's calendar year loss experience includes loss and LAE movements recognized during any given calendar year regardless of the year in which the underlying insured event actually occurred. An insurance company's accident year loss experience includes only those loss and LAE movements recognized during the year in which the underlying insured event actually occurred.

In insurance and reinsurance operations, "float" arises when premiums are received before losses and other expenses are paid, an interval that may extend over many years. During that time, the insurer has the opportunity to invest the money, thereby earning investment income and generating investment gains and losses.

Insurance companies operating at a combined ratio of greater than 100% can be profitable when investment income and net investment gains are taken into account. The length of time between receiving premiums and paying out losses and other expenses, commonly referred to as the "tail," can significantly affect how profitable float can be. Long-tail losses, such as workers' compensation, pay out over longer periods of time, which provides us the opportunity to generate significant investment earnings from float.

Our Business Strategy

Our overall strategy is to pursue profitable growth opportunities across workers' compensation insurance market cycles, to maximize investment earnings within the parameters of prudent portfolio management, to maintain a strong equity capital position at all times, and to deliver long-term value to our shareholders while remaining conscious of environmental, social and governance (ESG) considerations.

Underwriting Strategy

We pursue profitable growth opportunities by focusing on disciplined underwriting and claims management, utilizing medical provider networks designed to produce superior medical and indemnity outcomes, establishing and maintaining strong, long-term relationships with traditional and specialty insurance agencies, developing alternative distribution channels, and offering workers' compensation insurance solutions directly to customers.

We believe we have a cost-effective and scalable information technology infrastructure that complements our geographic reach and business model. We continue to invest in technology to automate business processes and further develop our data analytic and artificial intelligence capabilities, which we believe will enable us to reduce our operating costs over the long-term and set a foundation for our future needs. We believe our technology saves our insurance agents and brokers, and our policyholders, considerable time and maintains our competitiveness in our target markets.

We continue to execute ongoing business initiatives focused on achieving process excellence and efficiency, as well as, delivering self-service options to policyholders, agents, and injured workers. Additionally, we are actively pursuing strategies to diversify our geographic and economic sector risk exposures, expand our risk appetite, and broaden our product offerings, including our recently announced new excess workers' compensation product, with underwriting expected to commence in 2026.

In recent years, we expanded our underwriting approach to include additional industries such as landscaping, janitorial, property management, and artisan contracting. In 2025, we further broadened our footprint by opening certain appetites, including the home healthcare industry, to all of our agents. These classes have continued to provide meaningful and complementary growth for the Company as we have been able to identify and partner with those small to mid-sized businesses in these classes that align with our desirable low-to-medium risk profile. The workers' compensation insurance industry classifies risks into seven hazard groups (A-G), with classes of business in hazard group A having the lowest potential for large claims, and those in hazard group G having the highest potential for large claims. Over the past few years, the amount of business that we have written in hazard groups E through G has increased, which is, in part, due to this expansion.

This expansion was achieved by thoughtfully considering industries that we previously excluded on a broad basis, and applying a finer approach to identify the lower hazard opportunities within these classes. The underwriting appetite in which we operate is defined by specific and preferred characteristics related to the typical job site, standard work activities, and type of equipment utilized, consistent with our low-to-medium risk appetite.

Underwriting discipline remains a top priority as we continue to execute our growth strategy.

Investing Strategy

Our invested assets consist of our equity capital, as well as funds provided from float. Due to our financial strength and the magnitude of our unpaid loss and loss adjustment expenses, our invested assets provide us with a significant amount of net investment income annually. During the years ended December 31, 2025, 2024, and 2023, our net investment income totaled $116.7 million, $107.0 million and $106.5 million, respectively. In addition, certain of our invested assets also generate net realized and unrealized gains and losses that we record on our Consolidated Statements of Comprehensive Income (Loss). During the years ended December 31, 2025, 2024, and 2023, our net realized and unrealized (losses) gains from those invested assets totaled $(20.4) million, $24.1 million and $22.7 million, respectively.

Our investment portfolio is structured to support our need for: (i) optimizing our risk-adjusted total returns; (ii) providing adequate liquidity; (iii) facilitating financial strength and stability; and (iv) ensuring regulatory and legal compliance.

Equity Capital Strategy

We believe that we have a strong equity capital position. Our equity capital strategy is focused on supporting our business operations by maintaining equity capital levels commensurate with the insurance risks we underwrite, our desired ratings from independent rating agencies, satisfying regulatory constraints and legal requirements, and sustaining a level of financial flexibility to prudently manage our business through insurance and economic cycles while allowing us to take advantage of investment opportunities, including acquisitions of insurance and insurance-related entities, as and when they arise.

We also believe in returning equity capital not needed for these purposes to our stockholders through regular quarterly dividends and, when feasible, special dividends, and common stock repurchases. During the three-year period ended December 31, 2025, we declared $89.3 million of dividends on our common stock and eligible plan awards, and we repurchased $306.1 million of our common stock. Any future returns of equity capital to our stockholders are dependent on a variety of factors, including our financial position, holding company liquidity, share price, corporate and regulatory requirements, and any other factors that our Board and Audit, Finance and Investment Committee (AFI Committee) of our Board deem relevant.

ESG Strategy

As a U.S. domestic workers' compensation provider with a small real-estate footprint, our most significant ESG considerations are primarily limited to: (i) with regard to environmental concerns, the potential impacts of climate change and increased climate change awareness to our investment portfolio over time; (ii) with regard to social concerns, diversity, equity and inclusion, human rights and labor standards; and (iii) with regard to governance concerns, Board and management composition, employee relations, executive and employee compensation, bribery and corruption, and cyber risks, including data protection and privacy.

The Board Governance and Nominating Committee of our Board (Governance Committee) periodically reviews our ESG programs, including receiving periodic updates from our management responsible for such activities.

Recent Events and Trends

Premium Production and Policies In-Force

Our gross new business premiums written in 2025 were $200.1 million versus $236.0 million in 2024 and $220.6 million in 2023, and our renewal premiums in 2025 were $556.0 million versus $540.3 million in 2024 and $547.1 million in 2023. Growth in our renewal business premiums in 2025 was partially offset by declines in new business premiums, final audit premiums, and policy endorsements.

We ended 2025 with policies in-force at 133,605 versus 130,767 in 2024, a 2% increase. This growth resulted in part from our continued appetite expansion efforts, which are a component of our business model.

Our Investment Portfolio and Net Investment Income

Following periods of interest rate volatility in 2023 and 2024, interest rates largely stabilized through 2025. Moderating inflation, stable employment levels, and continued economic growth led to interest rate cuts in 2025. Throughout 2023, 2024, and 2025, we actively managed our fixed maturity portfolio, buying and selling securities opportunistically to capture higher yields.

Despite intermittent periods of volatility, equity markets performed well in 2023, 2024, and 2025. The sustained appreciation in our equity investments resulted in valuation concentrations that exceeded our investment guideline target allocation thresholds. To address this elevated appreciation in our equity investment concentration, during the fourth quarter of 2025, we executed an investment portfolio rebalancing that reduced our equity investments to target investment allocation levels, and sold low-yielding fixed maturity securities, and redeployed the proceeds into higher-yielding fixed maturity securities (fourth quarter 2025 investment rebalancing). As part of this fourth quarter 2025 investment rebalancing, we sold equity investments totaling $111.7 million, recognizing realized gains of $50.1 million; and sold fixed maturity securities totaling $444.9 million, recognizing realized losses of $50.5 million.

Overall, we experienced $59.1 million of pretax net unrealized investment gains arising from our fixed maturity investments in 2025, versus $4.4 million of pretax losses in 2024 and $58.9 million of pretax gains in 2023, and we experienced $34.3 million of pretax net unrealized investment gains arising from our equity securities and other investments in 2025, versus $32.9 million of pretax gains in 2024 and $30.7 million of pretax gains in 2023.

The elevated interest rate environment that emerged in 2022 continued to benefit our net investment income in 2025. Combined with our portfolio rebalancing, and returns from our investments in private equity limited partnerships, our 2025 net investment income was $116.7 million versus $107.0 million in 2024 and $106.5 million in 2023.

Description of Business

We are a specialty provider of workers' compensation insurance and related services focused on small and mid-sized businesses engaged in lower hazard industries. We employ a disciplined, conservative underwriting approach designed to individually select specific types of businesses, predominantly those in the lowest four of the seven workers' compensation insurance industry-defined hazard groups, that we believe will have fewer and less costly claims relative to other businesses in the same hazard groups. Workers' compensation is provided under a statutory system wherein most employers are required to provide coverage for their employees' medical, disability, vocational rehabilitation, and/or death benefit costs for work-related injuries or illnesses. We provide workers' compensation insurance throughout most of the United States, with a concentration in California, where 46% of our gross premiums written are generated.

In 1999, the Nevada State Industrial Insurance System (the Fund) entered into a retroactive 100% quota share reinsurance agreement (LPT Agreement) through a loss portfolio transfer transaction with third party reinsurers. The LPT Agreement commenced on June 30, 1999 and will remain in effect until all claims under the covered policies have closed, the LPT Agreement is commuted or terminated, upon the mutual agreement of the parties, or the reinsurers' aggregate maximum limit of liability is exhausted, whichever occurs first. The LPT Agreement does not provide for any additional termination terms. On January 1, 2000, we assumed all of the assets, liabilities and operations of the Fund, including the Fund's rights and obligations associated with the LPT Agreement.

We account for the LPT Agreement as retroactive reinsurance. Upon entry into the LPT Agreement, an initial deferred reinsurance gain (Deferred Gain) was recorded as a liability on our Consolidated Balance Sheets. We were entitled to a contingent profit commission (Contingent Commission) under the LPT Agreement from its inception to June 30, 2024. The Contingent Commission was based on actual paid losses under the LPT Agreement through that period, which was recorded as an asset on our Consolidated Balance Sheets and was payable every five years beginning June 30, 2004. The final determination of the Contingent Commission was $70.0 million, and we received the final payment of the Contingent Commission of $14.6 million during 2024.

We had total assets of $3.4 billion and $3.5 billion at December 31, 2025 and 2024, respectively. The following table highlights key results of our operations for the last three years.

	Years Ended December 31,		
	2025	2024	2023
	(in millions)		
Net premiums written	$ 750.1	$ 769.5	$ 760.6
Total revenues	858.7	880.7	850.9
Net income	10.8	118.6	118.1

Our insurance subsidiaries are domiciled in the following states:

	State of Domicile
Employers Insurance Company of Nevada (EICN)	Nevada
Employers Compensation Insurance Company (ECIC)	California
Employers Preferred Insurance Company (EPIC)	Florida
Employers Assurance Company (EAC)	Florida
Cerity Insurance Company (CIC)	New York

Products and Services

Workers' compensation provides insurance coverage for the statutorily prescribed benefits that employers are required to provide to their employees who may be injured or suffer illness in the course of employment. The level of benefits varies by state, the nature and severity of the injury or disease, and the wages of the injured worker. Each state has a statutory, regulatory, and adjudicatory system that sets the amount of wage replacement to be paid, determines the level of medical care required to be provided, establishes the degree of permanent impairment, and specifies the options in selecting healthcare providers. These state laws generally require two types of benefits for injured employees: (a) medical benefits, including expenses related to the diagnosis and treatment of an injury, disease, or both, as well as any required rehabilitation, and (b) indemnity payments, which consist of temporary wage replacement, permanent disability payments, and death benefits to surviving family members.

Disciplined Underwriting

Our strategy is to focus on disciplined underwriting and continually pursue profitable growth opportunities across market cycles when presented. We carefully monitor market trends to assess business opportunities that we expect will meet our pricing and risk standards. We price our policies based on the specific risks associated with each potential insured rather than solely on the industry class in which a potential insured is classified. Our disciplined underwriting approach, workers' compensation specialization, expertise in underwriting small to mid-sized businesses, and data-driven strategies are critical elements of our culture, which we believe allow us to offer competitive prices, while diversifying our risks.

We execute our underwriting processes through automated systems and experienced underwriters with specific knowledge of the local markets in which we operate. We have developed automated underwriting templates for specific classes of business that produce faster quotes when certain underwriting criteria are met. Our underwriting guidelines consider many factors, such as type of business, nature of operations, and risk exposures, and are designed to minimize or prevent underwriting of certain classes of business that we view as being unattractive.

Loss Control Services

Our Risk Advisory and Loss Control group assists our small to mid-sized business partners improve their risk management programs. This can help reduce claims costs, protect workers, and build a more positive workplace culture, using safety as the guiding principle. We provide expert advice on the root cause of incidents and assistance in the development of policies and programs. Policyholders have access to an extensive array of professional risk management resources available through self-service and direct options.

Premium Audit

We conduct premium audits on substantially all of our policyholders annually upon the policy expiration or termination. Premium audits verify that our policyholders have accurately reported their payroll and employee job classifications to us, and allow us to comply with applicable state and reporting bureau requirements. We also selectively perform audit reviews and/or update renewal payroll on policies in certain classes of business or if unusual claims are filed or concerns are raised regarding projected annual payrolls.

Actual increases or decreases in premiums resulting from completed final audits are known as final audit pick-ups or refunds, respectively. Anticipated increases or decreases in premiums associated with policies that are no longer in-force and in which a final audit has not yet been completed are considered in the determination of our final audit accruals. These final audit increases or decreases, which can be significant, result in adjustments to our written and earned premiums, as well as our net losses and LAE, commission expense and other variable expenses in the periods in which they are recognized.

Claims and Medical Case Management

The role of our claims department is to actively and efficiently investigate, evaluate, and pay claims, and to aid injured employees in returning to work in accordance with applicable laws and regulations. We have implemented rigorous claims handling guidelines and control procedures, and have claims operations throughout the markets we serve. We also engage medical case management services for those claims that will benefit from such involvement.

We utilize an outcomes-based medical network that incorporates predictive analytics to identify medical providers who achieve superior clinical outcomes for our injured employees. Our outcomes-based medical network and our medical programs focus on achieving optimal outcomes, while accelerating injured employees' return to work. We also provide an Injured Employee Hotline that allows employees who are injured at work to receive professional nurse consultation by phone after sustaining an injury. This service ensures that the appropriate level of treatment is provided, and that the injured employee receives timely and appropriate medical care.

In addition to our medical networks, we work closely with local vendors, including attorneys, medical professionals, pharmacy benefits managers, and investigators, to bring local expertise to our reported claims. We use preferred provider organizations, bill review services, and utilization management to actively manage medical outcomes. We actively investigate and pursue all types of fraud including claimant fraud, premium fraud, and provider fraud. We also aggressively pursue all subrogation recoveries to mitigate claims exposure. Our fraud and subrogation efforts are handled through dedicated units, which include external partnerships.

We utilize a claim triage predictive model nationally that provides us with early identification of those claims likely to develop into large losses. Leveraging this information, we ensure the right resources and strategies are brought to bear on those claims early in the process.

Our claims department also provides claims management services for those claims incurred by the Fund, which were assumed by EICN and are subject to the LPT Agreement with dates of injury prior to July 1, 1995. Additional information regarding the LPT Agreement is set forth under "–Reinsurance–LPT Agreement." We receive a management fee from the third party reinsurers equal to 7% of the loss payments on these claims.

Reportable Segment

We operate our business as a single segment, *Insurance Operations*, through our wholly owned subsidiaries. In 2023, we developed and executed an integration plan to consolidate our previously segregated direct-to-consumer operations *(Cerity)* into our mainstream operations, while retaining its digital distribution capabilities. The integration plan, which allowed us to operate more efficiently and generate cost savings, resulted in a change in the composition of our reportable segments by eliminating any distinction between our former segments, which were: *Employers and Cerity*.

Information Technology

Core Operating Systems and Development of New Technologies and Capabilities

We continue to invest in technology to automate business processes and further develop our data and analytics capabilities, which we believe will enable us to reduce our operating costs over the long-term and set a foundation for our future needs. Our technology aims to save our insurance agents and brokers, and our policyholders, considerable time and maintains our competitiveness in our target markets.

We also believe that these technological and intellectual capabilities will further support our future growth initiatives, provide continued direct access to workers' compensation insurance to those customers seeking an online experience, provide us with greater pricing precision and flexibility, and promote long-term value creation. As part of our continued technology and process improvement initiatives, we are driving data maturity, modernizing our underwriting capabilities, and accelerating the use of artificial intelligence across the organization.

Business Continuity/Disaster Recovery

We maintain business continuity and disaster recovery plans for our critical business functions, including the restoration of information technology infrastructure and applications. We utilize business impact analyses to predict potential consequences of business disruptions, driving creation of our business continuity plans. Additionally, we utilize multi-zone data centers that act as production facilities and as disaster recovery sites for each other.

Cybersecurity and Privacy

Our operations rely on the secure processing, storage, and transmission of personal, confidential, and other information. Our business, including our ability to adequately price products and services, establish reserves, provide an effective and secure service to our customers and report our financial results in a timely and accurate manner, depends significantly on the integrity, availability, and timeliness of the data we maintain, as well as the data held by our third party service providers.

In an effort to ensure the privacy, confidentiality, and integrity of this data, we continually enhance our cyber and other information security in order to remain secure against emerging threats, as well as increase our ability to detect, and recover from, a cyber-attack or unauthorized access.

Additional information regarding our Cybersecurity risk management, strategy and governance, is set forth under "Item 1C - Cybersecurity."

Workers' Compensation Premiums and Policies In-Force

We target small to mid-sized businesses engaged in lower hazard industries. Our underwriters use their local market expertise and disciplined underwriting to identify those risks within the classes of business we underwrite that are likely to generate loss ratios that are below the industry average.

Our total gross premiums written, excluding adjustments which includes final audit premium accruals, non-compliant charges, and assigned risk premiums, were $755.3 million, $774.5 million, and $747.7 million as of December 31, 2025, 2024, and 2023, respectively. Our total gross premiums were $756.1 million, $776.3 million, and $767.7 million, as December 31, 2025, 2024, and 2023, respectively. Gross premiums written evaluate financial performance and ensure a comprehensive assessment of growth and stability. Additionally, we focus on policies in-force as they represent number of policies available for renewal in the future.

The following table shows our gross premiums written, excluding adjustments, and number of policies in-force for each of our largest states and all other states combined as a percentage of our total gross premiums written, excluding adjustments, as of December 31:

State	2025		2024		2023	
	Percentage of Total Gross Premiums Written	Percentage of Policies In-force	Percentage of Total Gross Premiums Written	Percentage of Policies In-force	Percentage of Total Gross Premiums Written	Percentage of Policies In-force
	(dollars in millions)					
California	46.1 %	34.3 %	45.0 %	34.1 %	44.5 %	34.3 %
Florida	8.7 %	8.5 %	8.0 %	8.4 %	8.4 %	7.9 %
New York	5.4 %	6.2 %	5.1 %	6.1 %	4.9 %	6.0 %
Other (43 states and D.C.)	39.8 %	51.0 %	41.9 %	51.4 %	42.2 %	51.8 %
Total	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %

From 2023 through 2025, our total gross premiums written decreased 1.5% and our policies in-force increased 5.7%. In California, from 2023 through 2025, our total gross premiums written increased 4.5% and our policies in-force increased 5.6%.

The following table sets forth our gross premiums written, excluding adjustments, by hazard group as a percentage of our total gross premiums written, excluding adjustments, as of December 31:

Hazard Group	Percentage of 2025 Total	Percentage of 2024 Total	Percentage of 2023 Total
	(in millions, except percentages)		
A	15.1 %	17.4 %	19.0 %
B	21.8	22.7	24.2
C	22.1	22.6	22.1
D	20.2	20.1	20.8
E	8.8	7.9	7.4
F	7.0	5.6	4.1
G	5.0	3.7	2.4
Total	100.0 %	100.0 %	100.0 %

Gross premiums written, excluding adjustments, for our top ten employer classifications as a percentage of our total gross premium written, excluding adjustments, as of December 31, 2025, 2024, and 2023 were as follows:

Employer Classifications	2025 Percentage of Total	2024 Percentage of Total	2023 Percentage of Total
	(in millions, except percentages)		
Restaurants and Other Eating Places	14.8 %	16.7 %	17.7 %
Building Finishing Contractors	7.5	5.1	3.4
Traveler Accommodation	6.1	6.5	6.7
Building Equipment Contractors	4.8	3.9	2.7
Services to Buildings and Dwellings	4.8	4.1	3.7
Real Estate Management	3.3	3.2	3.1
Architectural, Engineering and Related Services	3.3	3.0	2.3
Offices of Physicians	3.0	2.8	2.9
Automotive Repair and Maintenance	3.0	3.1	3.4
Business Support Services	2.9	2.5	2.4
Total	53.5 %	50.9 %	48.3 %

We provide workers' compensation insurance throughout the United States, with the exception of four states that are served exclusively by their state funds. Our business is concentrated in California, which makes the results of our operations more dependent on the trends that are unique to that state and that may differ from national trends. State and federal legislation and regulation, court decisions, local competition, economic and employment trends, and workers' compensation medical cost trends can materially impact our financial results.

As of December 31, 2025 and 2024, our policyholders' average policy size was $5,459 and $5,675, respectively. We are not dependent on any single policyholder, and the loss of any single policyholder would not have a material adverse effect on our business.

Our premiums are generally a function of the applicable premium rate, the amount of the insured's payroll, and if applicable, a factor reflecting the insured's historical loss experience (experience modification factor). Premium rates vary by state according to the nature of the employees' duties and the business of the employer. Policy premiums are computed by applying the applicable premium rate to each class of the insured's payroll after it has been appropriately classified. Total policy premium is determined after applying an experience modification factor and a further adjustment, known as a schedule rating adjustment, and other adjustments, which may be made in certain circumstances, to increase or decrease the policy premium. Schedule rating adjustments are made based on individual risk characteristics of the insured and subject to maximum amounts as established in our premium rate filings. An insurance policy endorsement, also known as a rider or amendment, is a change to an existing insurance policy to add, remove, or modify coverage, which can affect a policyholder's total policy premium.

Our premium rates are based upon actuarial analyses for each state in which we do business, except in administered pricing states, where premium rates are set by state insurance regulators and are adjusted periodically.

The insurance industry is highly competitive, and there is significant competition in the national workers' compensation industry that is based on price and quality of services. We compete with other specialty workers' compensation carriers, state agencies, multi-line insurance companies, professional employer organizations, self-insurance funds, and state insurance pools.

Losses and LAE Reserves and Loss Development

We are directly liable for losses and LAE under the terms of the insurance policies our insurance subsidiaries underwrite. A significant amount of time can elapse between the occurrence of an insured loss, the reporting of the loss to us, and our payment of that loss. Loss reserves are reflected on our Consolidated Balance Sheets under the line item caption "Unpaid losses and loss adjustment expenses." Estimating reserves is a complex process that involves a considerable degree of judgment by management and is inherently uncertain. Loss reserve estimates represent a significant risk to our business, which we attempt to mitigate by frequently and routinely reviewing loss cost trends.

For a detailed description of our reserves, and the judgments, key assumptions and actuarial methodologies that we use to estimate our reserves, see "Item 7 –Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations –Critical Accounting Estimates –Reserves for Losses and LAE" and Note 9 in the Notes to our Consolidated Financial Statements.

Reinsurance

Reinsurance is a transaction between insurance companies in which an original insurer, or ceding company, remits a portion of its premiums to a reinsurer, or assuming company, as payment for the reinsurer assuming a portion of the risk. Excess of loss reinsurance may be written in layers, in which a reinsurer or group of reinsurers accepts a band of coverage in excess of a specified amount, or retention, and up to a specified amount. The ceding company retains any liability exceeding the coverage limits of the reinsurance program. The ceding company also bears the risk of a reinsurer's unwillingness or inability to pay. Consistent with general industry practices, we purchase excess of loss reinsurance to protect us against the impact of large individual, irregularly occurring losses, and aggregate catastrophic losses from natural perils and terrorism, excluding nuclear, biological, chemical, and radiological events. Such reinsurance reduces the magnitude of such losses on our net income and the capital of our insurance subsidiaries.

Excess of Loss Reinsurance

Our current reinsurance program applies to all covered losses occurring between July 1, 2025 and July 1, 2026 and consists of one treaty covering excess of loss and catastrophic loss events in four layers of coverage, which includes a 10% co-participation share within each layer of coverage retained by us. Our reinsurance coverage is $190.0 million ($171.0 million net of our co-participation) in excess of our $10.0 million retention on a per occurrence basis; including a maximum any one life limit of $20.0 million, subject to certain exclusions. The coverage under our prior annual reinsurance programs that ended as of June 30, 2025 and 2024 was $190.0 million in excess of our $10.0 million retention on a per occurrence basis. We are solely responsible for any losses we suffer above $200.0 million except those covered by the Terrorism Risk Insurance Program Reauthorization Act of 2019 (TRIPRA of 2019). See "—Terrorism Risk Insurance Program." Covered losses that occur prior to expiration or cancellation of the applicable reinsurance agreement continue to be obligations of the subscribing reinsurers, subject to the other conditions in the agreement. The subscribing reinsurers may terminate the agreement only for our breach of the obligations of the agreement. We remain liable for all losses incurred to the extent that any subscribing reinsurer is unable or unwilling to make timely payments to us.

The agreement includes certain exclusions for which our subscribing reinsurers are not liable for losses. These exclusions include but are not limited to losses arising from the following: reinsurance assumed by us under pooling arrangements; financial guarantee and insolvency; certain nuclear risks; liability as a member, subscriber, or reinsurer of any pool, syndicate, or association, but not assigned risk plans; liability arising from participation or membership in any insolvency fund; loss or damage caused by war other than acts of terrorism or civil commotion; workers' compensation business covering persons employed in Minnesota (due to the state's mandatory reinsurance program); and any loss or damage caused by any act of terrorism involving biological, chemical, nuclear, or radioactive pollution or contamination. Our underwriting guidelines generally require that insured risks fall within the coverage provided in the reinsurance program. Executive review and approval would be required if we were to underwrite risks outside the reinsurance program.

The agreement provides that we, or any subscribing reinsurer, may request commutation of any outstanding claim or claims 10 years after the effective date of termination or expiration of the agreements and provides a mechanism for the parties to achieve valuation for commutation. We may require a special commutation of the percentage share of any loss in the reinsurance program of any subscribing reinsurer that is in runoff.

We believe that our reinsurance program meets our current needs.

LPT Agreement

In 1999, the Fund entered into a retroactive 100% quota share reinsurance agreement through a loss portfolio transfer transaction with third party reinsurers, Chubb Bermuda Insurance Limited, XL Re Limited, and National Indemnity Company. The LPT Agreement commenced on June 30, 1999 and will remain in effect until all claims under the covered policies have closed, the agreement is commuted or terminated upon the mutual agreement of the parties, or the reinsurers' aggregate maximum limit of liability is exhausted, whichever occurs earlier. The LPT Agreement does not provide for any additional termination terms. On January 1, 2000, EICN assumed all of the assets, liabilities and operations of the Fund, including the Fund's rights and obligations associated with the LPT Agreement.

Under the LPT Agreement, the Fund initially ceded $1.5 billion in liabilities for the incurred but unpaid losses and LAE related to claims incurred prior to July 1, 1995, for consideration of $775.0 million in cash. The LPT Agreement, which ceded to the reinsurers substantially all of the Fund's outstanding losses as of June 30, 1999 for claims with original dates of injury prior to July 1, 1995, provides coverage for losses up to $2.0 billion, excluding losses for burial and transportation expenses. The estimated unpaid losses and LAE ceded to the LPT Agreement was $259.6 million and $277.1 million, as of December 31, 2025 and 2024, respectively (See Note 10 in the Notes to our Consolidated Financial Statements). Losses and LAE paid with respect to the LPT Agreement totaled approximately $913.1 million and $895.6 million through December 31, 2025 and 2024, respectively.

The reinsurers agreed to assume responsibilities for the claims at the benefit levels which existed in June 1999. The LPT Agreement required each reinsurer to place assets supporting the payment of claims by them in a trust that requires collateral be held at a specified level. The level must not be less than the outstanding reserve for losses and a loss expense allowance equal to 7% of estimated paid losses discounted at a rate of 6%. If the assets held in trust fall below this threshold, we may require the reinsurers to contribute additional assets to maintain the required minimum level of collateral.

The contract provides that during the term of the agreement that these reinsurers need to maintain an AM Best financial strength rating of not less than "A-" (Excellent). Currently, each of these reinsurers have a rating that satisfies this requirement.

We account for the LPT Agreement as retroactive reinsurance. Upon entry into the LPT Agreement, an initial Deferred Gain was recorded as a liability on our Consolidated Balance Sheets as Deferred Gain. We were also entitled to receive a Contingent Commission under the LPT Agreement through June 30, 2024, which was based on actual paid losses under the LPT Agreement through that date. The Contingent Commission was formally settled with the reinsurers in 2024.

Recoverability of Reinsurance

Reinsurance holds the assuming reinsurer liable to the ceding company to the extent of the reinsurance; however, it does not discharge the ceding company from its primary liability to its policyholders in the event the reinsurer cannot or refuses to pay its obligations under such reinsurance. We monitor the financial strength of our reinsurers and do not believe that we are currently exposed to any material credit risk as substantially all of our reinsurance is recoverable from large, well-capitalized reinsurance companies with AM Best financial strength ratings of "A-" (Excellent), or better.

We review the aging of our reinsurance recoverables on ceded paid losses on a quarterly basis and no material ceded paid loss amounts due from our reinsurers have been written-off as uncollectible over the past several years. At December 31, 2025, we had no reinsurance recoverables on paid losses that were greater than 90 days overdue.

Terrorism Risk Insurance Program

The Terrorism Risk Insurance Act of 2002 (2002 Act) was initially enacted in November 2002, modified and extended in 2005, 2007, 2015, and most recently in 2019. Now known as TRIPRA of 2019, the program is designed to allow the insurance industry and the federal government to share losses from declared terrorist events according to a specific formula, and is in effect until December 31, 2027.

The workers' compensation laws of the various states generally do not permit the exclusion of coverage for losses arising from terrorism or nuclear, biological, chemical, or radiological attacks. In addition, we are not able to limit our losses arising from any one catastrophe or from any one claimant. Our reinsurance policies exclude coverage for losses arising out of nuclear, biological, chemical, or radiological attacks. Under TRIPRA of 2019, federal protection may be provided to the insurance industry for certain acts of foreign and domestic terrorism, including nuclear, biological, chemical, or radiological attacks.

The impacts of any future terrorist acts are unpredictable, and the ultimate impact on our insurance subsidiaries, if any, of losses from any future terrorist acts will depend upon their nature, extent, location, and timing. We monitor the geographic concentration of our policyholders to help mitigate the risk of loss from terrorist acts.

Investments

Our investment portfolio is structured to support our need for: (i) optimizing our risk-adjusted total returns; (ii) providing adequate liquidity; (iii) facilitating financial strength and stability; and (iv) ensuring regulatory and legal compliance.

As of December 31, 2025, the total carrying value of our investment portfolio was more than $2.2 billion. These investments provide a steady source of income, which may fluctuate with changes in interest rates and our current investment strategies.

While we oversee all of our investment activities, we employ independent Investment Managers. Our Investment Managers follow our written investment guidelines, which are approved by the AFI Committee. Our asset allocation is reevaluated by management and reviewed by the AFI Committee on a quarterly basis. We also utilize our Investment Managers' investment advisory services to assist us in developing a tailored set of portfolio targets and objectives.

Each of our Investment Managers are signatories to the United Nations Principles for Responsible Investment Group, an independent non-profit organization that encourages investors to use responsible and sustainable investment practices to enhance returns and better manage risks.

Additional information regarding our investment portfolio, including our approach to managing investment risk, is set forth under "Item 7 –Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations – Liquidity and Capital Resources –Investments" and "Item 7A –Quantitative and Qualitative Disclosures about Market Risk."

Marketing and Distribution

We market and sell our workers' compensation insurance products through: (i) local, regional, specialty and national insurance agents and brokers; (ii) national, regional, and local trade groups and associations; and (iii) direct-to-customer interactions.

Traditional Insurance Agents and Brokers

We establish and maintain strong, long-term relationships with our vetted and appointed traditional insurance agencies that actively market our products and services. We offer ease of doing business, provide responsive service, and pay competitive commissions. Our sales representatives and underwriters work closely with these agencies to market and underwrite our business. This results in enhanced understanding of the businesses, the risks we underwrite, and the needs of prospective customers. We do not delegate underwriting authority to agents or brokers.

We had approximately 2,500 traditional insurance agencies that marketed and sold our insurance products at December 31, 2025. These agencies generated 64.5%, 65.9%, and 67.6% of our gross premiums written, excluding adjustments, at December 31, 2025, 2024, and 2023, respectively, and our largest traditional insurance agency group generated less than 5.0% percent of our gross premiums written at each of December 31, 2025, 2024, and 2023.

Specialty Agents and Distribution Partners

We have developed and continue to add other important and emerging distribution channels for our products and services that serve as an alternative to our strong traditional insurance agency channel. These additional channels include distribution partners that utilize partnerships and alliances with entities such as payroll companies and property and casualty insurers, as well as digital agents and marketplaces. Our workers' compensation insurance products are jointly offered and marketed with and through our partners and alliances.

Select insurance agencies who possess deep expertise in specialized industries market and sell our insurance products that generally fall outside of our traditional appetite, such as senior care and parcel delivery.

Specialty agents and distribution partners generated 35.5%, 34.1%, and 32.4% of our gross premiums written, excluding adjustments, as of December 31, 2025, 2024, and 2023, respectively. Our strong presence and relationships with these digital and payroll specialty entities allow us to approach new customers that we would not otherwise have access to through our traditional insurance agency distribution channel. We believe that the bundling of products and services through these relationships contributes to high levels of policyholder retention rates, and we continue to actively seek new partnerships and alliances in these areas.

A significant concentration of our business is generated by one of our specialty agents, Automatic Data Processing (ADP), which is the largest payroll services provider in the United States. As part of its services, ADP sells our workers' compensation insurance product along with its payroll and accounting services through its insurance agency and field sales staff. ADP generated 18.6%, 16.6%, and 15.9% of our gross premiums written, excluding adjustments, as of December 31, 2025, 2024, and 2023, respectively. The majority of this business is written through ADP's small business unit, which specializes in accounts from 1 to 50 employees. Our relationship with ADP is non-exclusive; however, we believe that we are a key partner for ADP in our selected markets and classes of business.

Our digital distribution channel utilizes proprietary application programming interfaces (APIs) to submit, quote and bind applications for workers' compensation insurance. Our digital channel is comprised of digital marketplace platforms as well as appointed digital retail and wholesale agency models. Digital agents generated 9.4%, 8.3%, and 7.0% of our gross premiums written, excluding adjustments, as of December 31, 2025, 2024, and 2023, respectively. We continue to actively seek new digital distribution partnerships and expect our existing partnerships to continue to grow in this channel.

Direct-to-Customer

To address the changing buying behaviors of small and micro-businesses, we continue our commitment to our Cerity brand, which offers digital insurance solutions, including direct-to-customer workers' compensation coverage. Cerity specializes in smaller risks in those classes of business where we believe that customers prefer an online experience, and offers a digital and mobile-friendly experience that allows small to mid-sized businesses to easily acquire and maintain their policies.

Competition and Market Conditions

The insurance industry is highly competitive, and there is significant competition in the national workers' compensation industry that is based on price and quality of services. We compete with other specialty workers' compensation carriers, state agencies, multi-line insurance companies, professional employer organizations, self-insurance funds, and state insurance pools. Many of our competitors are significantly larger, more widely known, and/or possess considerably greater financial resources.

Regulation

State Insurance Regulation

Insurance companies are subject to regulation and supervision by the insurance regulator in the state in which they are domiciled and, to a lesser extent, other states in which they conduct business. These state agencies have broad regulatory, supervisory, and administrative powers, including, among other things, the power to grant and revoke licenses to transact business, license agencies, set the standards of solvency to be met and maintained, determine the nature of, and limitations on, investments and dividends, approve policy forms and rates in some states, periodically examine financial statements, determine the form and content of required financial statements, set the rates that we may charge in some states, and periodically examine market conduct.

Detailed annual and quarterly financial statements, prepared in accordance with statutory accounting principles (SAP), and other reports are required to be filed with the insurance regulator in each of the states in which we are licensed to transact business. The California Department of Insurance (California DOI), Florida Office of Insurance Regulation (Florida OIR), Nevada Division of Insurance (Nevada DOI), and New York Department of Financial Services (New York DFS) periodically examine the statutory financial statements of their respective domiciliary insurance companies. The most recent financial examinations for each of our insurance companies were conducted through December 31, 2023.

Many states have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance regulator. The state insurance regulator may disapprove a plan that may lead to market disruption. We are subject to laws and regulations of this type, and these laws and regulations may restrict our ability to exit unprofitable markets.

Holding Company Regulation. Nearly all states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance regulator of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. All transactions within a holding company system affecting an insurer must have fair and reasonable terms, the charges or fees for services performed must be reasonable, the insurer's total statutory surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs, and are subject to other standards and requirements established by law and regulation. Notice to state insurance regulators is required prior to the consummation of certain affiliated and other transactions involving our insurance subsidiaries and such transactions may be disapproved by the state insurance regulators.

Pursuant to applicable insurance holding company laws, ECIC is required to register with the California DOI, EPIC and EAC are required to register with the Florida OIR, EICN is required to register with the Nevada DOI, and CIC is required to register with the New York DFS. Additionally, EPIC, EAC, and CIC are commercially domiciled in California and are required to register with the California DOI. Under these laws, the respective state insurance regulators may, in addition to performing financial examinations, require disclosure of material transactions, and require prior notice for, or approval of, certain transactions.

Change of Control. Our insurance subsidiaries are domiciled in California, Florida, Nevada, and New York. The insurance laws of these states generally require that any person seeking to acquire control of a domestic insurance company must obtain the prior approval of the state's insurance commissioner. In California, Florida, Nevada, and New York, "control" is presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company. In addition, insurance laws in many states in which we are licensed require pre-notification to the state's insurance commissioner of a proposed change in control of a non-domestic insurance company licensed in those states.

Statutory Accounting and Solvency Regulations. State insurance regulators closely monitor the financial condition of insurance companies reflected in financial statements based on SAP and can impose significant financial and operating restrictions on an insurance company that becomes financially impaired under SAP guidelines. State insurance regulators can generally impose restrictions or conditions on the activities of a financially impaired insurance company, including: the transfer or disposition of assets; the withdrawal of funds from bank accounts; payment of dividends or other distributions; the extension of credit or the advancement of loans; and investments of funds, including business acquisitions or combinations.

Financial, Dividend, and Investment Restrictions. State laws require insurance companies to maintain minimum levels of surplus and place limits on the amount of premiums a company may underwrite based on the amount of that company's surplus. These limitations may restrict the rate at which our insurance operations can grow.

State laws also require insurance companies to establish reserves for payments of policyholder liabilities and impose restrictions on the kinds of assets in which insurance companies may invest. These restrictions may require us to invest in assets more conservatively than we would if we were not subject to state restrictions and may prevent us from obtaining as high a return on our assets as we might otherwise be able to realize absent the restrictions.

The ability of EHI to pay dividends on common stock, repurchase common stock, and to pay other expenses will be dependent to a significant extent upon the ability of our insurance subsidiaries (EICN, ECIC, EPIC, EAC, and CIC) to pay dividends to their immediate holding companies, Employers Group, Inc. (EGI) and Cerity Group, Inc. (CGI) and, in turn, the ability of EGI and CGI to pay dividends to EHI. Additional information regarding financial, dividend, and investment restrictions is set forth in Note 15 in the Notes to our Consolidated Financial Statements.

Insurance Assessments. All of the states where our insurance subsidiaries are licensed to transact business require property and casualty insurers doing business within the state to pay various insurance assessments. We accrue a liability for estimated insurance assessments as direct premiums are written, losses are recorded, or as other events occur in accordance with various states' laws and regulations, and defer these costs and recognize them as an expense as the related premiums are earned. Various mechanisms exist in some of these states for assessed insurance companies to recover certain assessments. Additional information regarding insurance assessments is set forth in Note 12 in the Notes to our Consolidated Financial Statements.

Pooling Arrangements. As a condition to conducting business in some states, insurance companies are required to participate in mandatory workers' compensation shared market mechanisms, or pooling arrangements, which provide workers' compensation insurance coverage to private businesses that are otherwise unable to obtain coverage.

The National Association of Insurance Commissioners (NAIC). The NAIC is a group formed by state insurance regulators to discuss issues and formulate policy with respect to regulation, reporting, and accounting of and by U.S. insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and other states in which they conduct business, the NAIC is influential in determining the form in which insurance laws are enacted. Model Insurance Laws, Regulations, and Guidelines (Model Laws) have been promulgated by the NAIC as a minimum standard by which state regulatory systems and regulations are measured. Adoption of state laws that provide for substantially similar regulations to those described in the Model Laws is a requirement for accreditation of state insurance regulatory agencies by the NAIC.

Under the Model Laws, insurers are required to maintain minimum levels of capital based on their investments and operations. These risk-based capital (RBC) requirements provide a standard by which regulators can assess the adequacy of an insurance company's capital and surplus relative to its operations. An insurance company must maintain capital and surplus of at least 200% of the RBC computed by the NAIC's RBC model, known as the "Authorized Control Level" of RBC. At December 31, 2025, each of our insurance subsidiaries had total adjusted capital in excess of the minimum RBC requirements.

The key financial ratios of the NAIC's Insurance Regulatory Information System (IRIS) were developed to assist state regulators in overseeing the financial condition of insurance companies. These ratios are reviewed by financial examiners of the NAIC and state insurance regulators for the purposes of detecting financial distress and preventing insolvency and to select those companies that merit highest priority in the allocation of the regulators' resources. IRIS identifies 13 key financial ratios and specifies a "usual range" for each. Departure from the usual ranges on four or more of the ratios can lead to inquiries from individual state insurance regulators as to certain aspects of an insurer's business. None of our insurance subsidiaries is currently subject to any action by any state regulator with respect to IRIS ratios.

Human Capital Resources

We believe that our employees are among our most important resources and they are critical to our continued success and good reputation. Our strategy is to attract and retain responsible, talented and experienced individuals through various initiatives that promote inclusion, diversity, and fair pay. We continue to review our hiring, promotion and succession practices at all levels. In recent years, we have made improvements in female representation in leadership roles such that women currently represent 66% of all our employees, 73% of our managers and supervisors, 49% of our vice presidents and directors, 63% of our executive team, and 38% of our members of the Board. Through these initiatives, we seek to create an inclusive and engaged work community, minimize employee turnover, and improve recruitment.

The work environment we create and the way our employees treat and interact with one another affects job satisfaction and the way we perform our jobs. We respect the privacy and dignity of all individuals and recognize that our employees want and deserve a safe and healthy workplace where they are respected and appreciated. All employees must contribute to the creation and maintenance of such an environment.

We are committed to providing equal employment opportunity to qualified applicants without regard to race, creed, color, religion, sex, national origin or ancestry, age, marital status, pregnancy, sexual orientation, gender identification, medical condition, genetic information, disability, veteran status, and/or any other characteristic protected by law. This policy extends to all areas of employment, including recruitment, selection and placement, compensation, promotion and transfer, disciplinary measures, demotion, layoffs and terminations, testing and training, working conditions, awards and benefits, and all other employment-related matters. We are committed to advancing pay equity through the implementation of pay transparency and conducting fair reviews for new and transferring employees to ensure equitable compensation in comparison to others in similar roles.

We require our employees to follow specific rules of professional conduct that will protect the interests and safety of all employees and the organization. Employees and our Board are required to familiarize themselves with our comprehensive Code of Business Conduct and Ethics Policy and must remain in compliance with periodic training thereon, which is designed to assist them in conducting business in a legal, professional and ethical manner.

Item 1A. Risk Factors

Investing in our common stock involves risks. When evaluating the Company, you should carefully consider the risks described below, together with all the information included or incorporated by reference in this report. The risks facing the Company include, but are not limited to, those described below. Additional risks that we are not presently aware of or that we currently believe are immaterial may also impair our business operations. The occurrence of one or more of these events could significantly and adversely affect our business, financial condition, results of operations, cash flows, and stock price, and you could lose all or part of your investment.

Operational and Strategic Risks

If we fail to price our insurance policies sufficiently, our business competitiveness, financial condition, and results of operations could be materially adversely affected.

Premiums are based on the particular class of business and our estimates of expected losses and LAE and other expenses related to the policies we underwrite. We analyze many factors when pricing a policy, including the policyholder's prior loss history and industry classification. Inaccurate information regarding a policyholder's past claims experience, inaccurate estimates of expected losses and LAE, or the potential for payroll, claimant and/or provider fraud could put us at risk for mispricing our policies, which could have a material adverse effect on our business, financial condition, and results of operations. For example, when initiating coverage on a policyholder, we must rely on the information provided by the policyholder, agent, or the policyholder's previous insurer(s) to properly estimate future claims expense. In order to set premium rates accurately, we must utilize a pricing model that appropriately assesses risks based on individual characteristics and takes into account actual and projected industry characteristics.

Intense competition and the fact that we underwrite only a single line of insurance could adversely affect our ability to sell policies at rates that we deem adequate.

The market for workers' compensation insurance products is highly competitive. Competition in our business is based on many factors, including premiums charged, services provided, ease of doing business, financial ratings assigned by independent rating agencies, speed and reliability of claims payments, reputation, policyholder dividends, perceived financial strength, and overall experience. In some cases, our competitors offer lower-priced products than we do. If our competitors offer more favorable prices, policyholder dividends, or payment plans, services or commissions to our agents, brokers, and other distribution partners, we could lose market share and be forced to reduce our premium rates, or increase commission rates, either of which could adversely affect our profitability. We compete with regional and national insurance companies, professional employer organizations, third-party administrators, self-insured employers, and state insurance funds. Our main competitors vary from state to state, but they are usually those companies that offer a full range of services in underwriting, loss control, and claims. We compete based on the services that we offer to our policyholders and on ease of doing business rather than solely on price.

Many of our competitors are significantly larger and possess greater financial, marketing, and management resources than we do. Some of our competitors benefit financially by not being subject to federal income tax. Intense competitive pressure on prices can result from the actions of even a single large competitor. Competitors with more surplus than us have the potential to expand in our markets more quickly than we can and invest more heavily in innovative technologies. Greater financial resources also permit an insurer to gain market share through more competitive pricing, even if that pricing results in reduced underwriting margins or an underwriting loss.

Many of our competitors are multi-line carriers that may offer a lower price for the workers' compensation insurance they provide than we can because they also insure some or all of the policyholder's other lines of business. This creates a competitive disadvantage for us, as we only offer a single line of insurance. For example, a business may find it more efficient or less expensive to purchase multiple lines of commercial insurance coverage from a single carrier. Additionally, we primarily target small and mid-sized businesses, which may be more significantly and disproportionately impacted by a downturn in economic conditions.

The property and casualty insurance industry is cyclical in nature and is characterized by periods of so-called "soft" market conditions, in which premium rates are stable or falling in relation to the associated loss costs, insurance is readily available, and insurers' profits decline, and by periods of so-called "hard" market conditions, in which rates rise in relation to the associated loss costs, insurance may be more difficult to find, and insurers' profits increase. Although the financial performance of an individual insurance company is dependent on its own specific business characteristics, the profitability of most workers' compensation insurance companies generally tends to follow this cyclical market pattern. We believe the workers' compensation industry currently has excess underwriting capacity resulting in lower rate levels and smaller profit margins. We continue to experience price competition in our target markets.

Because of cyclicality in the workers' compensation market, due in large part to competition, capacity, and general economic factors, we cannot predict the timing or duration of changes in the market cycle. This cyclical pattern has in the past, and could in the future, adversely affect our financial condition and results of operations. If we are unable to compete effectively, our business, financial condition, and results of operations could be materially adversely affected.

Our concentration in California ties our performance to the business, economic, demographic, natural perils, competitive, legislative and regulatory conditions in that state.

Our business is concentrated in California, where we generated 46% of our gross premiums written for the year ended December 31, 2025. Accordingly, the loss environment and any unfavorable business, economic, demographic, natural perils, competitive, and regulatory conditions in California could have a significant adverse impact on our business.

Many California businesses are dependent on tourism revenues, which are, in turn, dependent on a robust economy. A downturn in the national economy or the economy of California, or any other event that causes deterioration in tourism, could adversely impact small and mid-sized businesses, such as restaurants and providers of traveler accommodations, that we have targeted as customers. The insolvency of a significant number of small and mid-sized businesses could also have a material adverse effect on our financial condition and results of operations. California is also exposed to climate and environmental changes, especially natural perils such as earthquakes and wildfires. In addition, California could be more adversely impacted by pandemics and terrorist acts than most other states due to population density in its major metropolitan areas. Additionally, the workers' compensation industry has seen a higher level of claims litigation and cumulative trauma claims in California, which could expose us beyond the liabilities currently expected and included in our financial statements. Because of the concentration of our business in California, we may be exposed to losses and business, economic, and regulatory risks or risk from natural perils that are greater than the risks associated with companies with greater geographic diversification.

We rely on traditional insurance agents, specialty agents, brokers, and other distribution partners.

We market and sell many of our insurance products through traditional insurance agents, specialty agents, brokers, and other distribution partners, each of which are non-exclusive. These distribution partners are not obligated to promote our products and can and do sell our competitors' products. In addition, these distribution partners may find it easier to promote the broader range of programs of some of our competitors than to promote our single-line workers' compensation insurance products. The loss or disruption of business from these distribution partners or the failure or inability of these distribution partners to successfully market our insurance products, could have a material adverse effect on our business, financial condition, and results of operations.

ADP, our largest distribution agent, generated 18.6% of our gross premiums written, excluding adjustments. for the year ended December 31, 2025. Our agreement with ADP is not exclusive. A termination of this agreement, our failure to maintain a good relationship with ADP, or its failure to successfully market our products could each materially reduce our revenues and could have a material adverse effect on our results of operations. In addition, we are subject to the risk that ADP may face financial difficulties, reputational issues, or problems with respect to its own products and services, any of which may lead to decreased sales of our products and services. Significant industry consolidation among agencies (not limited to ADP), partners, or new entrants to the workers' compensation marketplace could impact our business opportunities and revenues.

We are also subject to credit risk with respect to certain of our traditional insurance agents, specialty agents, brokers, and other distribution partners, including ADP, as they collect insurance premiums on our behalf. Any failure to remit such premiums to us or to remit such amounts on a timely basis could have an adverse effect on our results of operations.

We rely on statistical data models and analytics that leverage internal and external data.

We use models to help make decisions related to, among other things, underwriting, pricing, claims management, reserving, capital allocation, and investments. These models incorporate various assumptions and forecasts that are subject to the inherent limitations of any statistical analysis and, as a result, the historical internal and industry data and assumptions used in the models may not accurately reflect the future. As a result, actual results may differ materially from expectations and our results of operations and financial condition could be materially adversely affected.

As our industry becomes increasingly reliant on data analytics and artificial intelligence to improve underwriting, pricing, claims settlements, and focused marketing efforts, our competitors may have better information, greater financial resources and/ or be more efficient in leveraging these tools than we are, which could put us at a competitive disadvantage.

If we are unable to obtain reinsurance or collect on ceded reinsurance, our ability to underwrite new policies and to renew existing policies could be adversely affected and our financial condition and results of operations could be materially adversely affected.

At December 31, 2025, we had $391.6 million of reinsurance recoverable for paid and unpaid losses and LAE, of which $5.9 million was due to us on paid claims.

We purchase reinsurance to protect us against severe individual claims and from aggregate losses associated with certain catastrophic events. Our reinsurance protection covers natural perils and acts of terrorism events, but excludes nuclear, biological, chemical, and radiological events. On July 1, 2025, we entered into a new reinsurance program that is effective through June 30, 2026. The reinsurance program consists of one treaty covering excess of loss and catastrophic loss events in four layers of coverage which includes a 10% co-participation share within each layer of coverage retained by us. Our reinsurance coverage is $190.0 million ($171.0 million net of our co-participation), in excess of our $10.0 million retention on a per occurrence basis; including a maximum any one life limit of $20.0 million, subject to certain exclusions.

The availability, amount, and cost of reinsurance depend on market conditions and our loss experience and may fluctuate significantly. We cannot be certain that our reinsurance agreements will be renewed or replaced prior to their expiration with terms satisfactory to us. If we are unable to renew or replace our reinsurance agreements with terms satisfactory to us, our net liability on individual claims could increase and we would have greater aggregate exposure to large and catastrophic losses, which could have a material adverse effect on our financial condition and results of operations.

In addition, we are subject to credit risk with respect to our reinsurers, and they may be unable to pay or may refuse to pay losses we cede to them. We remain liable to our policyholders even if we are unable to make recoveries that we believe we are entitled to under our reinsurance contracts. Losses may not be recovered from our reinsurers until claims are paid and, in the case of long-term workers' compensation cases, the creditworthiness of our reinsurers may change before we can recover amounts to which we are entitled. The inability of any of our reinsurers to honor their financial obligations to us could have a material adverse effect on our financial condition and results of operations.

We obtained reinsurance covering the losses incurred prior to July 1, 1995, and we could be liable for some or all of those losses if the coverage provided by the LPT Agreement proves inadequate or we fail to collect from the reinsurers to that agreement.

On January 1, 2000, EICN assumed all of the assets, liabilities, and operations of the Fund, including losses incurred by the Fund prior to such date. EICN also assumed the Fund's rights and obligations associated with the LPT Agreement that the Fund entered into with third party reinsurers with respect to its losses incurred prior to July 1, 1995. See "Item 1 -Business - Reinsurance -LPT Agreement." The reinsurers under the LPT Agreement agreed to assume responsibility for the claims at the benefit levels which existed in June 1999. Accordingly, if the Nevada legislature were to increase the benefits payable for the pre-July 1, 1995 claims in the future, we could be responsible for the increased benefit costs to the extent of the legislative increase.

We could be liable for some or all of those ceded losses if the coverage provided by the LPT Agreement proves inadequate or we fail to collect from the reinsurers to the transaction. As of December 31, 2025, the estimated unpaid losses and LAE ceded to the LPT Agreement was $259.6 million. If we are unable to collect on these reinsurance recoverables, our financial condition and results of operations could be materially adversely affected.

The LPT Agreement requires each reinsurer to place assets supporting the payment of claims by them in individual trusts that require that collateral be held at a specified level. The collateralization level must not be less than the outstanding reserve for losses and a loss expense allowance equal to 7% of estimated paid losses discounted at a rate of 6%. If the assets held in trust fall below this threshold, we can require the reinsurers to contribute additional assets to maintain the required minimum level. If the value of the collateral in the trusts drops below the required minimum level and the reinsurers are unable to contribute additional assets, we could be responsible for substituting a new reinsurer or paying those claims without the benefit of reinsurance. The reinsurers have collateralized their obligations under the LPT Agreement by placing investment securities in trust. The value of this collateral is subject to market fluctuations.

The LPT Agreement provides us with the ability to novate any contract with the reinsurers to the LPT Agreement if the credit rating of any such reinsurer were to fall below "A-" (Excellent) as determined by AM Best.

Financial Risks

We focus on small and mid-sized businesses, and those businesses may be severely and disproportionately impacted by a downturn in economic conditions or changes in applicable regulations or regulatory enforcement, taxes, or labor conditions.

The effects of labor supply conditions, inflationary pressures, monetary and fiscal policy measures, recessionary concerns, new, evolving, or conflicting regulations, and overall general economic instability have, at times, caused disruptions in business activity and may do so again in the future. This risk is more significant during periods involving rapid regulatory change. Given our focus on small and mid-sized businesses, certain classes of business that we insure could be adversely and disproportionately affected by these challenges, including changes to global tariff policies and potential labor market disruptions due to changes in the rules or enforcement around immigration.

A downgrade in our financial strength rating could reduce the amount of business that we are able to underwrite or result in the termination of certain of our agreements with our strategic partners.

Rating agencies rate insurance companies based on financial strength as an indication of an ability to pay claims. Our insurance subsidiaries are currently assigned a group financial strength rating of "A" (Excellent) by AM Best, which is the rating agency that we believe has the most influence on our insurance operations. This rating is assigned to companies that, in the opinion of AM Best, have demonstrated excellent overall performance when compared to industry standards. AM Best considers "A" (Excellent) rated companies to have an excellent ability to meet their ongoing obligations to policyholders. This rating does not refer to our ability to meet non-insurance obligations.

The financial strength ratings of AM Best and other rating agencies are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. Insurers' financial strength ratings are directed toward the concerns of policyholders and insurance agents and are not intended for the protection of investors or as a recommendation to buy, hold, or sell securities. Our competitive position relative to other companies is determined in part by our financial strength rating. A reduction in our AM Best rating could adversely affect the amount of business we could underwrite, as well as the relationships we currently have with our insurance agents, brokers, distribution partners, reinsurers, and others.

AM Best may increase the frequency and scope of its reviews and request additional information from the companies that it rates, including additional information regarding the valuation of investment securities held and/or susceptibilities to inflationary pressures. We cannot predict what actions rating agencies may take, or what actions we may take in response to the actions of rating agencies.

Our liability for losses and LAE is based on estimates and may be inadequate to cover our actual losses and expenses.

We establish and maintain reserves for our estimated losses and LAE. The loss and LAE reserves on our financial statements represent an estimate of amounts needed to pay and administer claims with respect to insured claims that have occurred, including claims that have occurred but have not yet been reported to us. Loss and LAE reserves are aggregate estimates of the ultimate outstanding cost of claims based on actuarial estimation techniques, are inherently uncertain, and do not represent an exact measure of liability. Additionally, any changes to our claims management and/or actuarial reserving processes could introduce volatility in our estimates of losses and LAE. Any changes in these estimates could be material and could have an adverse effect on our results of operations and financial condition during the period the changes are made.

Several factors contribute to the inherent uncertainty in establishing estimated loss and LAE reserves, including the length of time to settle long-term, severe cases, claim cost inflation (deflation) trends, potential claimant and/or provider fraud, current and future economic conditions, and uncertainties in the long-term outcome of legislative reforms. Judgment is required in applying actuarial techniques to determine the relevance of historical payment and claim settlement patterns under current facts and circumstances. Recently, trends in the frequency of cumulative trauma claims in California, our largest state, have accelerated beyond historical levels. Additionally, in certain states, we have a relatively limited operating history and must rely on a combination of industry experience and our specific experience regarding claims emergence and payment patterns, medical cost inflation, and claim cost trends, adjusted for future anticipated changes in claims-related and economic trends, as well as regulatory and legislative changes, to establish our best estimate of reserves for losses and LAE. As we receive new information and update our assumptions over time regarding the ultimate liability, our loss reserves may prove to be inadequate to cover our actual losses, and we have in the past made, and may in the future make, adjustments to our reserves based on various factors.

Our estimates for losses and LAE include assumptions about the timing of closure and future payment of claims and claims handling expenses, such as medical treatments and litigation costs. Inflation is also incorporated in our reserving process through projections supported by historical loss emergence. Additional inflationary concerns are considered in determining the level and adequacy of our reserves for losses and LAE, and particular consideration is given to medical and hospital inflation rates as these inflation rates have historically exceeded general inflation rates. To the extent that inflation causes these costs to increase above our established reserves, we will be required to increase those reserves for losses and LAE, which would negatively impact our financial condition and results of operations.

We are a holding company with no direct operations. We depend on the ability of our subsidiaries to transfer funds to us to meet our obligations and capital management objectives, and our insurance subsidiaries' ability to pay dividends to us is restricted by law.

EHI is a holding company that transacts substantially all of its business through its operating subsidiaries. Its primary assets are the shares of stock of our insurance subsidiaries. The ability of EHI to meet its operating and financing cash needs and capital management objectives largely depends on the surplus and earnings of our subsidiaries, and upon the ability of our insurance subsidiaries to pay dividends to EGI and CGI and, in turn, the ability of EGI and CGI to pay dividends to EHI.

Payments of dividends by our insurance subsidiaries are restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds. As a result, we may not be able to receive dividends from these subsidiaries and we may not receive dividends in the amounts necessary to meet our holding company obligations. Further, if we were to experience a diminution in dividend payments from these subsidiaries in the future, we may not be able to continue to pay dividends to our stockholders and/or repurchase shares of our common stock.

Acts of terrorism and natural, or man-made catastrophes or other disruptive events could materially adversely impact our financial condition and results of operations.

Under our workers' compensation policies and applicable laws in the states in which we operate, we are required to provide workers' compensation benefits for losses arising from acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location, and timing of such an act. We would be particularly adversely affected by a terrorist act occurring during normal business hours in an area where our policyholders have a large concentration of workers.

Notwithstanding the protection provided by the reinsurance we have purchased and any protection provided by the 2002 Act, or its extension, TRIPRA of 2019, the risk of severe losses to us from acts of terrorism has not been eliminated because our excess of loss reinsurance treaty program contains various sub-limits and exclusions limiting our reinsurers' obligation to cover losses caused by acts of terrorism. Our excess of loss reinsurance treaties do not protect us against nuclear, biological, chemical, or radiological events. If such an event were to impact one or more of the businesses we insure, we would be entirely responsible for any workers' compensation claims arising out of such event, subject to the terms of the 2002 Act and TRIPRA of 2019 and we could suffer substantial losses as a result.

Our operations also expose us to claims arising out of natural or man-made catastrophes because we may be required to pay benefits to workers who are injured in the workplace as a result of a catastrophe. Catastrophes can be caused by various unpredictable events, either natural or man-made. Any catastrophe occurring in the communities in which we operate or that have significant impacts on one or more of our targeted classes of business could expose us to potentially substantial losses and, accordingly, could have a material adverse effect on our financial condition and results of operations.

Acts of terrorism, natural or man-made catastrophes or other disruptive events, including social unrest, can also affect our business due to resulting temporary or permanent closures of our insured's businesses, even if there are no claims arising from such event.

While we have no international operations, recent geo-political uncertainties, including the effects of ongoing conflicts abroad have indirectly impacted the value of our investment portfolio, and may continue to impact our investment portfolio in the future.

Regulatory and Legal Risks

The insurance business is subject to extensive regulation and legislative changes, which impact the manner in which we operate our business.

Our insurance business is subject to extensive regulation by the applicable state agencies in the jurisdictions in which we operate, most significantly by the insurance regulators in California, Florida, Nevada, and New York, the states in which our insurance subsidiaries are domiciled. Changes in laws and regulations could have a significant negative impact on our business.

More generally, insurance regulators have broad regulatory powers designed to protect policyholders and claimants, and not stockholders or other investors.

Regulations vary from state to state, but typically address or include:
- standards of solvency, including RBC measurements;

- restrictions on the nature, quality, and concentration of investments;
- restrictions on the types of terms that we can include in the insurance policies we offer;
- mandates that may affect wage replacement and medical care benefits paid under the workers' compensation system;
- requirements for the handling and reporting of claims and procedures for adjusting claims;
- restrictions on the way rates are developed, and premiums are determined;
- the manner in which agents may be appointed;
- establishment of liabilities for unearned premiums, unpaid losses and LAE;
- limitations on our ability to transact business with affiliates;
- sustainability practices;
- mergers, acquisitions, and divestitures involving our insurance subsidiaries;
- licensing requirements and approvals that affect our ability to do business;
- applicable privacy laws, including the protection of nonpublic personal information and personally identifiable information, including health information;
- cyber-security, privacy, and artificial intelligence laws and regulations;
- potential assessments for the settlement of covered claims under insurance policies issued by impaired, insolvent, or failed insurance companies or other assessments imposed by regulatory agencies; and
- the amount of dividends that our insurance subsidiaries may pay to EGI and CGI and, in turn, the ability of EGI and CGI to pay dividends to EHI.

Workers' compensation insurance is statutorily required in all the states in which we do business, except for Texas. State laws and regulations specify the form and content of policy coverage and the rights and benefits that are available to injured workers, their representatives, and medical providers. Additionally, any retrospective change in regulatorily required benefits could materially increase the benefits costs that we would be responsible for to the extent of the legislative increase.

Legislation and regulation impact our ability to investigate fraud and other abuses of the workers' compensation system in the states in which we do business. Our relationships with medical providers are also impacted by legislation and regulation, including penalties for failure to make timely payments.

Federal legislation typically does not directly impact our workers' compensation business, but our business may be directly or indirectly affected by changes in healthcare, occupational safety and health, and tax and financial regulations. These risks may become more significant in a volatile and uncertain regulatory environment or during times of rapid regulatory change. In addition, our costs of compliance may increase as a result of new or changing regulations or regulations in different jurisdictions that conflict with each other. Since healthcare costs are the largest component of our loss costs, we may be impacted by changes in healthcare legislation, which could affect healthcare costs and delivery in the future. There is also the possibility of federal regulation of insurance.

This extensive regulation of our business may affect the cost or demand for our products and may limit our ability to obtain rate increases or to take other actions that we might desire to maintain our profitability. In addition, we may be unable to maintain all required approvals or comply fully with applicable laws and regulations, or the relevant governmental authority's interpretation of such laws and regulations. If that were to occur, we might lose our ability to conduct business in certain jurisdictions. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations or interpretations by regulatory authorities could impact our operations, require us to bear additional costs of compliance, and impact our profitability.

Lastly, the establishment of a comprehensive, universal single-payer health care coverage program which could potentially cover all injuries, including those that occur in the workplace, could adversely impact our current business model and negatively impact our financial condition and results of operations.

Administrative proceedings, legal actions, or judicial decisions involving our insurance subsidiaries could have a material adverse effect on our business, financial condition and results of operations.

Our insurance subsidiaries are involved in various administrative proceedings and legal actions in the normal course of their business and could be impacted by adverse judicial decisions. Our subsidiaries have responded to such actions and intend to defend these claims. These claims or decisions concern issues including eligibility for workers' compensation insurance coverage or benefits, the extent of injuries, wage determinations, disability ratings, and bad faith and extra-contractual liability. Adverse decisions in administrative proceedings, legal actions, or judicial decisions could require us to pay significant amounts in the aggregate or to change the way we administer claims, which could have a material adverse effect on our business, financial condition and results of operations.

Assessments and other surcharges for guaranty funds, second injury funds, and other mandatory pooling arrangements may reduce our profitability.

All states require insurance companies licensed to do business in their state to bear a portion of the unfunded obligations of insolvent insurance companies. These obligations are funded by assessments that can be expected to continue in the future in the states in which we operate. Many states also have laws that establish second injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium. In addition, as a condition to the ability to conduct business in some states, insurance companies are required to participate in mandatory workers' compensation shared market mechanisms or pooling arrangements, which provide workers' compensation insurance coverage from private insurers. The effect of these assessments and mandatory shared market mechanisms or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

State insurance laws, certain provisions of our charter documents, and Nevada corporation law could prevent or delay a change in control that could be beneficial to us and our stockholders.

Our insurance subsidiaries are domiciled in California, Florida, Nevada, and New York. The insurance laws of these states generally require that any person seeking to acquire control of a domestic insurance company obtain the prior approval of the state's insurance commissioner. In California, Florida, Nevada, and New York, "control" is presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company. In addition, insurance laws in many states in which we are licensed require pre-notification to the state's insurance commissioner of a change in control of a non-domestic insurance company licensed in those states. Because we have insurance subsidiaries domiciled in California, Florida, Nevada, and New York, any transaction that would constitute a change in control of us would generally require the party attempting to acquire control to obtain the prior approval of the insurance commissioners of these states and may require pre-notification of the proposed change of control in these or other states in which we are licensed to transact business. The time required to obtain these approvals may result in a material delay of, or deter, any such transaction. These laws may discourage potential acquisition proposals or tender offers, and may delay, deter, or prevent a change of control, even if the acquisition proposal or tender offer is considered favorable to our stockholders.

Provisions of our amended and restated articles of incorporation and amended and restated by-laws could discourage, delay, or prevent a merger, acquisition, or other change in control of us, even if our stockholders might consider such a change in control to be favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect Directors and take other corporate actions. In particular, our amended and restated articles of incorporation and amended and restated by-laws currently include provisions:

- eliminating the ability of our stockholders to call special meetings of stockholders;
- permitting our Board to issue preferred stock in one or more series;
- imposing advance notice requirements for nominations for election to our Board and/or for proposing matters that can be acted upon by stockholders at the stockholder meetings; and
- prohibiting stockholder action by written consent, thereby limiting stockholder action to that taken at an annual or special meeting of our stockholders.

These provisions may make it difficult for stockholders to replace Directors and could have the effect of discouraging a future takeover attempt that is not approved by our Board, but which stockholders might consider favorable. Additionally, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock.

General Risk Factors

We may be unable to realize our investment objectives, and economic conditions in the financial markets could lead to investment losses.

Investment income is a key component of our revenue and net income. Our investment portfolio is managed by independent asset managers that operate under investment guidelines approved by our AFI Committee. Although these guidelines stress diversification and capital preservation, our investments are subject to a variety of risks that are beyond our control, including risks related to general economic conditions, interest rate fluctuations or prolonged periods of high or low interest rates, and market volatility. Interest rates are highly sensitive to many factors, including governmental fiscal and monetary policies and domestic and international economic and political conditions. These and other factors affect the capital markets and, consequently, the value of our investment portfolio.

We are exposed to significant financial risks related to the capital markets, including the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk, interest rate risk, equity price risk and effects of inflation. For more information regarding market risk, see "Item 7A–Quantitative and Qualitative Disclosures About Market Risk."

The outlook for our investment income is dependent on current and future interest rates, maturity schedules, and cash available for investment. In addition, the fair value of our fixed maturity securities that are available-for-sale (AFS) fluctuates with changes in interest rates and credit risk assumptions, which cause fluctuations in our stockholders' equity, net income and comprehensive income. A significant decline in our investment income or the value of our investments as a result of changes in interest rates, deterioration in the credit of the securities in which we have invested, decreased dividend payments, general market conditions, events that have an adverse impact on any particular industry, asset class, or geographic region in which we hold significant investments could have an adverse effect on our net income and, as a result, on our stockholders' equity and policyholder surplus.

The valuation of our investments, including the determination of the amount of charges and impairments, includes estimates and assumptions and could result in changes to investment valuations. Our determinations, including the use of valuation models, pricing services and other techniques, can have a material effect on the valuation of our investments which may adversely affect our financial condition and results of operations.

We regularly review the valuation of our portfolio of fixed maturity investments, including the identification of other-than-temporary declines in fair value and current expected credit losses (CECL). The determination of the amount of impairments and/or credit losses recognized on our investments is based on our periodic evaluation and assessment of our investments and known and inherent risks associated with the various asset classes. There can be no assurance that we have accurately determined the level of impairments and/or credit losses reflected in our financial statements and additional provisions may need to be recognized in the future. Further, historical trends may not be indicative of future impairments and/or credit losses.

We may require additional capital in the future, which may not be available to us or may be available only on unfavorable terms.

Our future capital requirements will depend on many factors, including state regulatory requirements, our ability to underwrite new business successfully, and our ability to establish premium rates and reserves at levels sufficient to cover losses. If we must raise additional capital, equity or debt financing may not be available on terms that are favorable to us. In the case of equity financings, there could be dilution to our stockholders and the securities may have rights, preferences, and privileges senior to our common stock. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to implement our future growth or operating plans and our business, financial condition, and results of operations could be materially adversely affected.

Our business is largely dependent on the efforts of our executives and other key employees because of their industry and technical expertise, knowledge of our markets, and relationships with the insurance agents, brokers, and other distribution partners that sell our products.

Our success depends in substantial part on our ability to attract and retain qualified executive officers, experienced underwriting, claims, and information technology personnel, and other highly skilled employees who are knowledgeable about our business. The success of our business is dependent in significant part on the efforts of our executive officers. Many of our employees are also particularly important to our operations because of their industry expertise, knowledge of our markets, and relationships with the insurance agents, brokers, and partners who sell our products. If we were to lose the services of members of our management team or other key employees, we may be unable to find replacements satisfactory to us and our business, which could disrupt our operations and adversely impact our financial performance and results of operations.

We rely on our information technology and telecommunication systems, including those of third parties that we outsource certain business functions to, and the disruption or failure of these systems, cyber-attacks on these systems, or security breaches or incidents could materially and adversely affect our business.

Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems, including those of third parties to which we outsource certain functions. We rely on these systems to operate key aspects of our business, including processing and generating new and renewal business, providing customer service, administering and making payments on claims, facilitating collections, and underwriting and administering the policies we underwrite. Additionally, our business and operations involve the collection, storage, transmission, and other processing of personal data and certain other sensitive and proprietary data.

Companies are increasingly subject to a wide variety of attacks on their systems and networks on an ongoing basis. In addition to threats from traditional computer "hackers," we face threats from malicious code (such as malware, viruses, worms, and ransomware), employee or contractor error or malfeasance, fraud, misconduct, or misuse, phishing, social engineering attacks and denial-of-service attacks. We could be a target for cybersecurity attacks designed to disrupt our operations or to attempt to gain access to our systems, data processed or maintained in our business, trade secrets, or other proprietary information or financial resources. The third parties we have outsourced business functions to also face significant security risks. Although we have implemented and are continually in the process of implementing additional systems and processes designed to protect our data and systems, these security measures cannot guarantee security. Because techniques used to obtain unauthorized access to or to sabotage systems change frequently and may not be known until launched, we and the third parties on which we rely may be unable to anticipate or prevent these attacks, react in a timely manner or implement adequate preventive measures, and we may face delays in our detection or remediation of, or other responses to, security breaches and other privacy-and security-related incidents. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate, and otherwise handle.

Any security breach or security incident, or any outages or other disruption to systems used in our business, could interrupt our operations (including by impacting our ability to service our agents, insureds, and injured workers, generate and service direct-to-customer business, and meet certain regulatory requirements), result in loss or improper access to, or acquisition, disclosure, or other processing of, personal data and other sensitive and proprietary data, or a loss of intellectual property protection. Additionally, any actual or perceived outage, breach, incident, or disruption may harm our reputation and competitive position, reduce demand for our products and services, damage our relationships with customers or others or result in claims, demands, litigation, regulatory investigations and proceedings and significant legal, regulatory and financial exposure. Further, any such incidents or any perception that our security measures are inadequate could lead to a loss of confidence in us and harm to our reputation. Any of the foregoing matters could have a material adverse effect upon our business, financial condition, and operating results. We expect to incur significant costs in an effort to detect and prevent security breaches and incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security breach or other incident.

We also may experience outages, interruptions, and other disruptions to systems used in our business, including information technology and telecommunications systems, and may suffer the loss of, or inability to perform of, third parties who provide these services. Any interruptions, outages, or delays in our systems and infrastructure, our business or third parties, or deterioration in the performance of these systems and infrastructure, could impair our ability to provide our products and services. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, other natural disasters, acts of war or military conflict, terrorism, exceeding capacity limits, and similar events or disruptions may result in damage to or interruption of telecommunications and other systems. There can be no guarantee that our business continuity plans or measures would be sufficient to restore or secure systems or data.

While we maintain insurance that may cover certain liabilities in connection with certain disruptions, security breaches, and incidents, our insurance policies may not be adequate to compensate us for the potential losses arising from any disruption in or, failure or security breach or incident of or impacting our systems or third-party systems used in our business, and such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance coverage may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

A failure to effectively maintain, enhance and modernize our information technology systems, effectively develop and deploy innovative technologies, and execute new business initiatives, including those involving artificial intelligence, could adversely affect our business.

Our success depends on our ability to maintain effective information technology systems, to enhance those systems to better support our business in an efficient and cost-effective manner, and to develop innovative technologies and capabilities, including those involving the use of data, analytics, and artificial intelligence, in pursuit of our long-term strategy. We have multiple initiatives that are focused on developing innovative technologies and capabilities and enhancing our information technology infrastructure. Some long-term technology development and new business initiatives, including the entrance into excess workers' compensation, may negatively impact our expense ratios as we invest in such initiatives, may cost more than anticipated to complete, or may not be completed. Additionally, these initiatives may be more time-consuming than anticipated, may not deliver the expected benefits upon completion, and/or may need to be replaced or become obsolete more quickly than expected, all of which could result in accelerated recognition of expenses. If we fail to successfully execute on new business initiatives, fail to maintain or enhance our existing information technology systems, or if we were to experience failure in developing and implementing new technologies, our relationships, ability to do business with our clients and/or our competitive position may be adversely affected. We could also experience other adverse consequences, including additional costs or write-offs of capitalized costs, unfavorable underwriting and reserving decisions, internal control deficiencies, and information security breaches resulting in loss or inappropriate disclosure of data.

We are subject to laws and regulations governing privacy and information security that could adversely affect our business or subject us to liability.

Privacy and information security are areas of increasing focus for our customers, regulators, and privacy advocates, and many jurisdictions are evaluating or have implemented laws and regulations relating to these matters. The laws, rules, regulations, standards and other actual and asserted obligations relating to privacy and information security to which we may be subject, or that otherwise apply to our business, are constantly evolving, and we expect that there will continue to be new proposed laws, regulations and industry standards concerning these matters. We cannot fully predict the impact of these laws or regulations, including those that may be modified or enacted in the future, or new or evolving industry standards or actual or asserted obligations, relating to privacy, information security, or data processing on our business or operations.

These laws, regulations, and other obligations to which we are or may become subject, or that may be argued to apply to us, including contractual obligations and industry standards, may require us to modify our practices and policies and to incur substantial costs and expenses to comply. The interpretation and enforcement of these actual and asserted obligations are uncertain and constantly evolve, and it is possible that our products, services, or practices may be alleged to violate such laws, regulations, or other actual or asserted obligations to which we are or may be subject.

Any actual or perceived failure to comply with laws, regulations, or other actual or asserted obligations to which we are or are alleged to be subject relating to privacy or information security could result in claims, litigation, and regulatory investigations and other proceedings, as well as damage to our reputation. These could result in substantial costs, diversion of resources, fines, penalties, and other damages and liabilities, and harm to our customer relationships, our market position, and our ability to attract new customers. Any of these could harm our business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Our operations rely on the secure processing, storage, and transmission of personal, confidential, and other information. Our business, including our ability to adequately price products and services, establish reserves, provide an effective and secure service to our customers and report our financial results in a timely and accurate manner, depends significantly on the integrity, availability, and timeliness of the data we maintain, as well as the data held by our third party service providers. We manage cybersecurity risk via expectations set by our information security and related policies, real-time monitoring of threats, and recovery where needed through incident response plans.

We leverage ISO 27005, an international standard for identifying, measuring, and assessing cybersecurity risks, as a model for measuring our cybersecurity risk. The ISO 27005 model is periodically refreshed as new cybersecurity risks are identified.

Our Chief Information Security Officer (CISO) leverages vulnerability detection techniques to identify new cybersecurity risks. Our information security program is subject to periodic assessments using the ISO 27001 standard for managing cybersecurity. External security firms conduct penetration tests of our technology surface area internally and externally. Our information security program is also subject to internal and independent external audits.

We are not aware of any cybersecurity risks, including as a result of any cybersecurity incidents during 2025, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Third parties with access to sensitive data or systems are subject to due diligence and ongoing monitoring.

Potential new vendors and existing vendors that are known to have access to sensitive data or our systems are subject to a risk assessment process including the periodic review of independent security audits where available. Existing vendors are monitored via an automated service that rates companies' publicly facing cybersecurity posture and identifies known vulnerabilities.

Governance

Our cybersecurity risks and strategies are overseen by both management, including our CISO, Chief Information Officer (CIO), VP, Enterprise Risk Management, Executive Risk Committee (ERC), and the Board and relevant Board committees, including the Risk Management, Technology and Innovation Committee (RMTIC), with the Board retaining the ultimate oversight authority. This structure reinforces that our most critical risks are effectively monitored and communicated to the Board, and management, including for the purposes of making any required disclosures in a timely manner. Cybersecurity risk assessments, subsequent findings, and response plans, including risks arising in connection with our use of vendors and third parties, are integrated within our Enterprise Risk Management framework.

Specific and relevant cybersecurity expertise and experience includes the following:

- Our CISO has more than 40 years of experience in technology and cybersecurity, he also holds multiple professional certifications in security, privacy, governance, audit, and technology.

- Our CIO has more than 18 years of experience in technology, she has directly managed global privacy, compliance, ethics, and records retention technology, has been responsible for addressing global cybersecurity risks, and has also attended multiple training programs in cybersecurity, privacy, governance, and technology.

- Our VP, Enterprise Risk Management holds a Certificate in Risk and Information Systems Controls certification and has more than 25 years of experience in managing technology delivery, vendor management, privacy, and governance.

Cybersecurity is one of several key risk categories that are evaluated and rated by the ERC on a quarterly basis. The ERC reports periodically on its activities, findings, and areas of concern to the RMTIC. The RMTIC in turn reports to the Board on its oversight of cybersecurity risk.

Item 2. Properties

As of February 1, 2026, we leased a total of 29,120 square feet of office space in three states, including our corporate headquarters located in Reno, Nevada. Since 2021, we have reduced our real estate footprint by closing and vacating certain of our offices previously located in California, Missouri, Nevada, North Carolina, Pennsylvania, Texas, and Wisconsin. We believe that our existing office space is adequate for our current needs. We will continue to evaluate our office needs and may further adjust our real estate footprint in the future.

Item 3. Legal Proceedings

From time to time, we are involved in pending and threatened litigation in the normal course of business in which claims for monetary damages are asserted and/or insurance or reinsurance coverage is disputed.

Expected or actual reductions in our reinsurance recoveries due to reinsurance coverage disputes (as opposed to a reinsurer's inability to pay) are not recorded as an uncollectible reinsurance recoverable. Rather, they are factored into the determination of, and are reflected in, our net loss and LAE reserves.

In the opinion of management, the ultimate liability, if any, arising from such pending or threatened litigation, individually or in aggregate, is not expected to have a material effect on our result of operations, liquidity, or financial position.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, Holders, and Stockholder Dividends

Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol "EIG." There were 616 registered holders of record as of February 23, 2026.

We have declared and paid quarterly cash dividends on our common stock in every year since we became a publicly traded company in 2007. We currently expect that quarterly cash dividends will continue to be declared and paid to our stockholders in the future. In addition, we may also pay special dividends from time-to-time, though there can be no assurance that we will do so. Any determination to declare and pay additional or future dividends will be at the discretion of our Board and AFI Committee and will depend on:

- the surplus and earnings of our insurance subsidiaries and their ability to pay dividends and/or other statutorily permissible payments to their parent;
- our results of operations and cash flows;
- our financial position and capital requirements;
- general business conditions;
- any legal, tax, regulatory, and/or contractual restrictions on the payment of dividends; and
- any other factors our Board or AFI Committee may deem relevant.

Issuer Purchases of Equity Securities

We have repurchased shares of our common stock in every year since we became a publicly traded company in 2007, including the periods noted below. However, any repurchase of shares of our common stock in the future will be at the discretion of our Board and AFI Committee and will depend on:

- the surplus and earnings of our insurance subsidiaries and their ability to pay dividends and/or other statutorily permissible payments to their parent;
- our results of operations and cash flows;
- our financial position and capital requirements;
- general business and social economic conditions;
- any legal, tax, regulatory, and/or contractual restrictions on repurchases of our common stock; and
- any other factors our Board deem relevant.

The following table provides information with respect to the Company's repurchases of its common stock during the quarter ended December 31, 2025:

Period	Total Number of Shares Purchased	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program[2]
				(in millions)
October 1 – October 31, 2025	286,298	$ 41.27	286,298	$ 178.0
November 1 – November 30, 2025	751,047	39.10	751,047	148.6
December 1 – December 31, 2025	1,331,500	41.90	1,331,500	92.8
Total	2,368,845	$ 40.94	2,368,845	

(1) Includes fees and commissions paid on stock repurchases, but excludes any applicable excise taxes imposed by the Inflation Reduction Act of 2022.

(2) On April 30, 2025, the Board authorized the 2025 Program (the 2025 Program) for repurchases of up to $125.0 million of our common stock from May 6, 2025 through December 31, 2026. The 2025 Program replaces a similar program that was scheduled to expire on July 31, 2025, but whose remaining repurchase authorization had been exhausted. On October 29, 2025, the Board authorized a $125.0 million addition to the 2025 Program, increasing the aggregate share repurchase authority to $250.0 million. The 2025 Program provides that shares may be purchased in the open market and/or in privately negotiated transactions from time to time, and that all purchases shall be made in compliance with all applicable provisions of the Nevada Revised Statutes and federal and state securities laws including, but not limited to, Rules 10b5-1 and 10b-18 of the Exchange.

Performance Graph

The following information compares the cumulative total return on $100 invested in our common stock, ticker symbol EIG, for the period commencing at the close of market on December 31, 2020 and ending on December 31, 2025 with the cumulative total return on $100 invested in each of the Standard and Poor's (S&P) 500 Index (S&P 500) and the Standard and Poor's 500 Property-Casualty Insurance Index (S&P P&C Insurance Index). The calculation of cumulative total return assumes the reinvestment of dividends. The following graph and related information shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filing pursuant to the Securities Act of 1933 or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

Employers Holdings, Inc.
Cumulative Total Return Performance



	Period Ending				
	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Employers Holdings, Inc.	$ 131.89	$ 148.53	$ 139.49	$ 186.00	$ 161.23
S&P 500	128.71	105.40	133.10	166.40	196.16
S&P 500 P&C Insurance Index	119.28	141.79	157.12	212.86	234.33

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements, the accompanying notes thereto, and the financial statement schedules included in Item 8 and Item 15 of this report. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties and other factors described in Item 1A of this report. Our actual results in future periods may differ from those referred to herein due to several factors, including the risks described in the sections entitled "Risk Factors" and "Forward-Looking Statements" elsewhere in this report.

General

We are a Nevada holding company. Through our insurance subsidiaries, we provide workers' compensation insurance coverage to small and mid-sized businesses engaged in lower hazard industries. Workers' compensation insurance is provided under a statutory system wherein most employers are required to provide coverage for their employees' medical, disability, vocational rehabilitation, and/or death benefit costs for work-related injuries or illnesses. We provide workers' compensation insurance throughout most of the United States, with a concentration in California, where 46% of our 2025 gross written premiums were generated. Our revenues primarily consist of net premiums earned, net investment income, and net realized and unrealized gains and losses on investments.

The insurance industry is highly competitive, and there is significant competition in the national workers' compensation industry that is based on price and quality of services. We compete with other specialty workers' compensation carriers, state agencies, multi-line insurance companies, professional employer organizations, self-insurance funds, and state insurance pools.

We target small to mid-sized businesses, as we believe that this market is traditionally characterized by higher profitability and stronger persistency when compared to the U.S. workers' compensation insurance industry in general. We believe we can price our policies at levels that are competitive and profitable over the long-term given our expertise in underwriting and claims handling in this market segment. Our underwriting approach is to consistently underwrite small to mid-sized business accounts at appropriate and competitive prices without sacrificing long-term profitability and stability for short-term revenue growth.

Overview

Summary Financial Results

Our net income was $10.8 million, $118.6 million, and $118.1 million in 2025, 2024, and 2023, respectively. The key factors that affected our financial performance during those years included:

- Gross premiums written decreased 2.6% in 2025 and increased 1.1% in 2024, each compared to the previous year;
- Net premiums earned increased 1.7% in 2025 and 3.8% in 2024, each compared to the previous year;
- Net investment income increased 9.1% in 2025 and 0.5% in 2024, each compared to the previous year;
- Net realized and unrealized (losses) gains on investments were $(20.4) million, $24.1 million, and $22.7 million in 2025, 2024, and 2023, respectively;
- Losses and LAE increased 27.5% in 2025 and 12.4% in 2024, each compared to the previous year;
- Commission expense decreased 3.3% in 2025 and increased 1.2% in 2024, each compared to the previous year;
- Underwriting expenses decreased 6.3% in 2025 and 1.9% in 2024, each compared to the previous year;
- Underwriting (loss) income was $(83.2) million, $15.6 million, and $36.2 million in 2025, 2024, and 2023, respectively; and
- Other non-recurring expenses were $1.1 million in 2025 and $11.0 million 2023. We did not incur any such expenses in 2024.

Summary of Year Ended December 31, 2025

Our underwriting results for the year ended December 31, 2025 reflect moderate growth in net premiums earned, driven by growth in renewal business premiums, along with reductions in both commission expense and underwriting expenses. These improvements were offset by higher losses and LAE compared to 2024, as well as other non-recurring expenses incurred in 2025. Our 2025 net investment income benefited from increased yields on our fixed maturity investment portfolio and returns from our private equity investments.

Summary of Year Ended December 31, 2024

Our underwriting results for the year ended December 31, 2024 reflect increases in net premiums earned from higher new and renewal business premiums, and lower underwriting expenses, partially offset by lower final audit premiums and endorsements, a decrease in favorable prior year loss reserve development, and a higher current accident year loss and LAE ratio. Our investment results benefited from continued strong net investment income and net realized and unrealized gains.

Summary of Year Ended December 31, 2023

Our underwriting results for the year ended December 31, 2023 reflect increases in net premiums earned from higher new and renewal business premiums, strong final audit premiums, and significant net favorable prior year loss reserve development. Our investment results benefited from a sharp increase in net investment income due to higher bond yields and net realized and unrealized gains. Our non-underwriting expenses in 2023 included the cost of the early lease termination of our former corporate headquarters and a write-off of previously capitalized cloud computing costs associated with a former policy management system.

Our consolidated financial results of operations for the three year period ending December 31, 2025 are as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
	(in millions)		
Gross premiums written	$ 756.1	$ 776.3	$ 767.7
Net premiums written	$ 750.1	$ 769.5	$ 760.6
Net premiums earned	$ 761.9	$ 749.5	$ 721.9
Net investment income	116.7	107.0	106.5
Net realized and unrealized (losses) gains on investments	(20.4)	24.1	22.7
Other income (loss)	0.5	0.1	(0.2)
Total revenues	858.7	880.7	850.9
Underwriting expenses:			
Losses and LAE	581.8	456.2	405.7
Commission expense	97.9	101.2	100.0
Underwriting expenses	165.4	176.5	180.0
Non-underwriting expenses:			
Interest and financing expenses	0.5	0.1	5.8
Other non-recurring expenses	1.1	—	11.0
Total expenses	846.7	734.0	702.5
Net income before income taxes	12.0	146.7	148.4
Income tax expense	1.2	28.1	30.3
Net income	$ 10.8	$ 118.6	$ 118.1

A primary measure of our financial strength and performance is our ability to increase Adjusted stockholders' equity and Adjusted stockholders' equity per share over the long-term. We believe that these non-GAAP measures are important to our investors, analysts, and other interested parties who benefit from having an objective and consistent basis for comparison with other companies within our industry. Further, the change in our adjusted stockholders' equity per share (after taking into account stockholder dividends declared) serves as the performance measure associated with our 2025, 2024, and 2023 performance share unit awards. The following table shows a reconciliation of our Stockholders' equity on a GAAP basis to our Adjusted stockholders' equity.

	Years Ended December 31,	
	2025	**2024**
	(in millions, except share and per share data)	
GAAP stockholders' equity	$ 955.7	$ 1,068.7
Deferred Gain - LPT agreement	88.0	94.0
Accumulated other comprehensive (income) loss, net of tax	(7.3)	82.5
Adjusted stockholders' equity[1]	$ 1,036.4	$ 1,245.2
Ending common shares outstanding	20,342,135	24,556,706
Adjusted stockholders' equity per share	$ 50.95	$ 50.71

(1) Adjusted stockholders' equity is a non-GAAP measure consisting of total GAAP stockholders' equity plus the Deferred Gain, minus Accumulated other comprehensive income (loss), net of tax.

During 2025, our Adjusted stockholders' equity declined by $(208.8) million, primarily due to returning $217.2 million to stockholders through share repurchases and dividends declared on common stock and eligible plan awards, while our Adjusted stockholders' equity per share increased by $0.24 per share due to the accretive nature of the share repurchases. During 2024, we grew our Adjusted stockholders' equity by $46.1 million (or $3.45 per share), despite returning $71.7 million to stockholders through share repurchases and dividends declared on common stock and eligible plan awards.

I. Review of Underwriting Results

Underwriting income or loss is determined by deducting losses and LAE, commission expenses, and underwriting expenses from net premiums earned. Our underwriting results for the three year period ending December 31, 2025 are as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
	(in millions)		
Gross premiums written	$ 756.1	$ 776.3	$ 767.7
Net premiums written	$ 750.1	$ 769.5	$ 760.6
Net premiums earned	$ 761.9	$ 749.5	$ 721.9
Losses and LAE	581.8	456.2	405.7
Commission expense	97.9	101.2	100.0
Underwriting expenses	165.4	176.5	180.0
Total underwriting expenses	845.1	733.9	685.7
Underwriting (loss) income	$ (83.2)	$ 15.6	$ 36.2
Total impact of the LPT	(6.0)	(5.6)	(7.2)
Underwriting (loss) income excluding LPT[1]	$ (89.2)	$ 10.0	$ 29.0
Loss and LAE ratio	76.4 %	60.9 %	56.2 %
Commission expense ratio	12.8	13.5	13.9
Underwriting expense ratio	21.7	23.5	24.9
Combined ratio	110.9 %	97.9 %	95.0 %
Total impact of the LPT	0.8 %	0.7 %	1.0 %
Combined ratio excluding LPT[1]	111.7 %	98.6 %	96.0 %

(1) The LPT Agreement is a non-recurring transaction that no longer provides us with any ongoing cash benefits. We provide our underwriting income and combined ratios excluding the effects of the LPT because we believe that these measures are useful in providing investors, analysts and other interested parties a meaningful understanding of our ongoing underwriting performance and provides them with a consistent basis for comparison with other companies in our industry. In addition, we believe that these non-GAAP measures, as presented, are helpful to our management in identifying trends in our performance because the LPT has limited significance to our current and ongoing operations.

Gross Premiums Written

Gross premiums written were $756.1 million, $776.3 million, and $767.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. The modest reduction in our premiums written in 2025 was the result of higher renewal business premiums, primarily driven by continued strong retention rates, offset by decreases in new business premiums, driven predominately by our pricing and underwriting actions taken to improve underwriting margins, and lower final audit premiums and endorsements. Our premiums written in 2025 were negatively impacted by a $14.7 million decrease to our ending final audit premium accrual, partially offset by $6.7 million of final audit premium pick-up. Lastly, we ended the year with higher policies in-force. Total in-force policies at December 31, 2025 were 133,605 compared to 130,767 in-force policies at December 31, 2024.

The modest growth in our premiums written in 2024 was the result of higher new and renewal business premiums, partially offset by lower final audit premiums and endorsements. The growth in new business premiums experienced in 2024 was the result of increases in new business submissions, quotes, and binds in a majority of the states in which we operate, which was being largely driven by our expansion in the classes of business that we offer. Our premiums written in 2024 were negatively impacted by a $16.5 million decrease to our ending final audit premium accrual, partially offset by $10.7 million of final audit premium pick-up. Further, our renewal premiums benefited from strong retention rates experienced throughout the year.

Net Premiums Written

Net premiums written are gross premiums written less reinsurance premiums ceded. For each of the years presented, the reinsurance premiums ceded are related to our July 1 - June 30 annual reinsurance programs as further described herein.

Net premiums written were $750.1 million, $769.5 million, and $760.6 million for the years ended December 31, 2025, 2024, and 2023, respectively, which included $6.0 million, $6.8 million, and $7.1 million of reinsurance premiums ceded, respectively.

Net Premiums Earned

Net premiums earned are primarily a function of the amount and timing of net premiums previously written.

Net premiums earned were $761.9 million, $749.5 million, and $721.9 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Losses and LAE, Commission Expense, and Underwriting Expenses

The following table presents our calendar year combined ratios.

	Years Ended December 31,		
	2025	2024	2023
Loss and LAE ratio excluding LPT	77.2 %	61.6 %	57.2 %
Loss and LAE ratio - LPT	(0.8)%	(0.7)%	(1.0)%
Commission expense ratio	12.8	13.5	13.9
Underwriting expense ratio	21.7	23.5	24.9
Combined ratio	110.9 %	97.9 %	95.0 %
Combined ratio excluding LPT	111.7 %	98.6 %	96.0 %

Losses and LAE

Losses and LAE represent our largest expense item and includes claim payments made, estimates for future claim payments and changes in those estimates for current and prior accident years, costs associated with investigating, defending, and adjusting claims, amortization of the Deferred Gain and Contingent Commission adjustments. The accuracy of our financial reporting depends in large part on determining our losses and LAE reserves, which are inherently uncertain as they are estimates of the ultimate cost of individual claims based on actuarial estimation techniques. We believe that our loss estimates are adequate; however, given the long-tail nature of workers' compensation claims, ultimate losses aren't typically known with any certainty for many years. Additional information regarding our reserves for losses and LAE is set forth under "–Critical Accounting Estimates –Reserves for Losses and LAE."

We analyze our loss and LAE ratios on both a calendar year and accident year basis.

The calendar year loss and LAE ratio is calculated by dividing the losses and LAE recorded during the calendar year, regardless of when the underlying insured event occurred, by the net premiums earned during that calendar year. The calendar year loss and LAE ratio reflects changes made during the calendar year in reserves for losses and LAE established for insured events occurring in the current and prior years. The calendar year loss and LAE ratio for a particular year will not change in future periods.

The accident year loss and LAE ratio is calculated by dividing cumulative losses and LAE that occurred during a particular year by the net premiums earned for that year. The accident year loss and LAE ratio for a particular year can decrease or increase when recalculated in subsequent periods as estimated ultimate losses for insured events occurring during that year fluctuate.

Our current accident year loss and LAE ratio continues to reflect the impact of key business initiatives, including: an emphasis on accelerated settlements of open claims; further diversifying risk exposure across geographic markets, when appropriate; and leveraging data-driven strategies to target, underwrite, and price profitable classes of business across all of our markets.

Our calendar year loss and LAE ratio is analyzed to measure profitability in a particular year and to evaluate the adequacy of premium rates charged in a particular year to cover expected losses and LAE from all periods, including development (whether favorable or adverse) of reserves established in prior periods. In contrast, our accident year loss and LAE ratios are analyzed to evaluate underwriting performance and the adequacy of the premium rates charged in a particular year in relation to ultimate losses and LAE from insured events occurring during that year. The loss and LAE ratios provided in this report are on a calendar year basis, except where they are expressly identified as accident year loss and LAE ratios.

The table below reflects current and prior accident year loss and LAE reserve adjustments, the impact of the LPT, and the resulting impact to our loss ratio.

	Years Ended December 31,		
	2025	2024	2023
	(dollars in millions)		
Current accident year losses and LAE - excluding LPT	$ 548.2	$ 480.2	$ 457.8
Prior accident year adverse (favorable) loss reserve development, net	39.6	(18.4)	(44.9)
Impact of LPT	(6.0)	(5.6)	(7.2)
Calendar year losses and LAE	$ 581.8	$ 456.2	$ 405.7
Current accident year loss and LAE ratio	72.0 %	64.1 %	63.4 %
Calendar year loss and LAE ratio	76.4 %	60.9 %	56.2 %
Calendar year loss and LAE ratio - excluding LPT	77.2 %	61.6 %	57.2 %

The increase in our calendar year losses and LAE from 2024 to 2025 was primarily due to a higher current accident year loss and LAE estimate and reserve strengthening related to prior accident years. During the year ended December 31, 2025, we increased the current accident year loss and LAE ratio to 72.0%, an approximate eight point increase from the 2024 loss and LAE ratio of 64.1%. The increase was attributable to increased cumulative trauma (CT) claim frequency in California.

Prior accident year adverse loss reserve development recognized in 2025 was $39.6 million, compared to net favorable prior year loss reserve development of $18.4 million in 2024. This resulted from reserve strengthening primarily related to accident years 2023 and 2024 being partially offset by net favorable development of loss and LAE estimates for accident years 2021 and prior. The increase in loss and LAE estimates for accident years 2023 and 2024 was due to the increased CT claim frequency in California and conservative modifications in our reserving approach across our complete book of business.

The increase in our calendar year losses and LAE from 2023 to 2024 was primarily due to higher earned premiums, a slightly higher current accident year loss and LAE estimate and less net favorable prior year loss reserve development. Net favorable prior year loss reserve development recognized in 2024 was $18.4 million versus $44.9 million recognized in 2023.

Prior accident year favorable loss reserve development recognized in 2024 resulted primarily from overall favorable loss experience, including decreasing medical paid loss trends in California, partially offset by unfavorable prior year loss experience in accident years 2023 and 2021 associated with certain large claims.

Prior accident year favorable loss reserve development recognized in 2023 was primarily the result of decreasing medical paid loss trends in California related to accident years 2020 and prior, partially offset by reserve strengthening related to accident year 2021. The rapid economic rebound following the COVID-19 pandemic led to large premium and payroll increases related to accident year 2021 that were recognized through policy audits in subsequent years. In response, we strengthened our reserves for accident year 2021 to reflect the potential for higher losses arising from the higher than expected premium exposure.

The table below reflects the impact of the LPT on Losses and LAE, which are recorded as a reduction to Losses and LAE incurred on our Consolidated Statements of Comprehensive Income (Loss).

	Years Ended December 31,		
	2025	2024	2023
	(in millions)		
Amortization of the Deferred Gain - losses	$ 6.0	$ 6.1	$ 6.3
Amortization of the Deferred Gain - Contingent Commission	—	0.8	1.5
Impact of LPT Reserve adjustments[1]	—	(1.7)	(0.9)
Contingent Commission adjustments[2]	—	0.4	0.3
Total impact of the LPT	$ 6.0	$ 5.6	$ 7.2

(1) LPT Reserve Adjustments result in a cumulative adjustment to the Deferred Gain, which is recognized in losses and LAE incurred on our Consolidated Statements of Comprehensive Income (Loss), such that the Deferred Gain reflects the balance that would have existed had the revised reserves been recognized at the inception of the LPT Agreement. (See Note 2 in the Notes to our Consolidated Financial Statements.)

(2) LPT Contingent Commission adjustments resulted in an adjustment to the Contingent commission receivable - LPT Agreement, which is recognized in losses and LAE incurred on our Consolidated Statements of Comprehensive Income (Loss). See Note 2 in the Notes to our Consolidated Financial Statements.

Commission Expense

Commission expense includes direct commissions to our agents and brokers, including our partnerships and alliances, for the premiums that they produce for us, as well as agency incentive payments, other marketing costs, and fees.

We refined the presentation of certain expenses associated with our involuntary premium during the year ended December 31, 2024. This revision, which was immaterial, reduced our 2024 commission expenses and commission expense ratio by $2.4 million and 0.3 percentage points, respectively, and increased our 2024 underwriting expenses and underwriting expense ratio by the same amounts. This revision had no effect on our total expenses or net income.

Our commission expense ratio was 12.8%, 13.5%, and 13.9%, and our commission expenses were $97.9 million, $101.2 million, and $100.0 million for the years ended December 31, 2025, 2024, and 2023, respectively. The decrease in our commission expense from 2024 to 2025 was primarily related to lower agency incentive accruals, which are specific to individual contracts and vary with agency targets, lower gross premiums written, and a release of commissions payable associated with non-performing policies sent to collections. The increase in our commission expense from 2023 to 2024 was primarily due to higher earned premiums.

The reduction in our commission expense ratio from 2024 to 2025 was primarily related to an increase in the proportion of renewal premiums, which are subject to a lower commission rate, a release of commissions payable associated with non-performing policies sent to collections, and lower agency incentive accruals. The reduction in our commission expense ratio from 2023 to 2024 was primarily related to the expense revision we made in 2024 associated with our involuntary premium.

Underwriting Expenses

Underwriting expenses represent those costs required to run the business, including costs incurred to underwrite and maintain the insurance policies we issue, excluding commissions. Variable underwriting expenses, such as premium taxes, policyholder dividends, and other expenses that vary directly with the production of new or renewal business, are recognized as the associated written premiums are earned. Fixed underwriting expenses, such as the operating expenses of EHI and its subsidiaries, do not vary directly with the production of new or renewal business and are recognized as incurred.

Our underwriting expense ratio was 21.7%, 23.5%, and 24.9%, and our underwriting expenses were $165.4 million, $176.5 million, and $180.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

During 2025, the decrease in our underwriting expenses was primarily the result of reductions in (i) compensation-related expenses of $10.2 million, of which $5.8 million related to incentives; (ii) net CECL provision on premiums receivable of $3.6 million; (iii) policyholder dividends of $2.7 million; and (iv) depreciation and amortization of $2.5 million. These decreases were partially offset by lower internal AO and other expense allocations of $9.0 million.

During 2024, the decrease in our underwriting expenses was primarily the result of reductions in (i) depreciation and amortization of $4.8 million; (ii) professional fees of $2.8 million; and (iii) advertising and marketing expenses of $2.2 million. The decreases in our fixed underwriting expenses were, in large part, the result of our Cerity integration plan that was undertaken in the fourth quarter of 2023, partially offset by the expense revision we made in 2024 associated with our involuntary premium. These decreases were partially offset by increases in our variable expenses related to net CECL provision on premiums receivable of $7.4 million and premium taxes and assessments of $1.6 million.

Review of Non-Underwriting Results

Net Investment Income and Net Realized and Unrealized Gains and Losses on Investments

We invest in fixed maturity securities, equity securities, other invested assets, short-term investments, and cash equivalents. Net investment income includes interest and dividends earned on our invested assets and amortization of premiums and discounts on our fixed maturity securities, less bank service charges and custodial and portfolio management fees.

Net investment income was $116.7 million, $107.0 million, and $106.5 million for the years ended December 31, 2025, 2024, and 2023, respectively. The increase in net investment income in 2025 was primarily the result of returns from our investments in private equity limited partnerships, along with higher book yields on our fixed maturity securities. The consistent level of net investment income in 2024 was due to higher investment yields being partially offset by a lower average invested balance of fixed maturity securities, short-term investments, and cash and cash equivalents, as measured by amortized cost. The lower average invested balances in 2024 resulted primarily from the unwinding of our former Federal Home Loan Bank of San Francisco (FHLB) leveraged investment strategy, which was in effect from the first quarter of 2022 to the fourth quarter of 2023. Pursuant to that strategy, certain of our insurance subsidiaries had received aggregate advances under the FHLB Standard Credit Program, the proceeds from which were used to purchase an equivalent amount of high-quality collateralized loan obligation securities. The average pre-tax ending book yield on our invested assets was 4.9%, 4.5%, and 4.3% at December 31, 2025, 2024, and 2023, respectively.

Realized and unrealized gains and losses on our investments are reported separately from our net investment income. Realized gains and losses on investments include the gain or loss on a security at the time of sale compared to its original or adjusted cost (equity securities) or amortized cost (fixed maturity securities). Realized losses are also recognized for adverse changes in our CECL allowance or when securities are written down because of an other-than-temporary impairment. Changes in the fair value of equity securities and other invested assets are also included in Net realized and unrealized (losses) gains on investments on our Consolidated Statements of Comprehensive Income (Loss).

Net realized and unrealized (losses) gains on investments were $(20.4) million, $24.1 million, and $22.7 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Net realized and unrealized (losses) gains on investments in 2025 included $32.9 million of net realized and unrealized gains on equity securities, $(54.7) million of net realized losses on fixed maturity securities, and $1.4 million of unrealized gains on other invested assets. The net investment gains on our equity securities and the net investment losses on our fixed maturity securities were primarily the result of the fourth quarter 2025 investment rebalancing, partially offset by a decrease of $0.7 million in our allowance for CECL. The net investment gains on our other invested assets resulted primarily from an increase in the underlying value of the private equity limited partnership interests we own.

Net realized and unrealized (losses) gains on investments in 2024 included $26.2 million of net realized and unrealized gains on equity securities, $(8.8) million of net realized losses on fixed maturity securities, and $6.7 million of unrealized gains on other invested assets. The net investments gains on our equity securities were largely consistent with the performance of U.S. equity markets. The net investment losses on our fixed maturity securities were primarily the result of sales associated with the rebalancing of our fixed maturity investment portfolio, partially offset by a decrease of $1.6 million in our allowance for CECL. The net investment gains on our other invested assets resulted primarily from an increase in the underlying value of the private equity limited partnership interests we own.

Net realized and unrealized (losses) gains on investments in 2023 included $27.0 million of net realized and unrealized losses on equity securities, $(8.0) million of net realized losses on fixed maturity securities, and $3.7 million of unrealized gains on other invested assets. The net investment losses on our equity securities were largely consistent with the performance of U.S. equity markets. The net investment losses on our fixed maturity securities were largely concentrated in certain holdings in the financial and banking sectors and were partially offset by a decrease of $1.8 million in our allowance for CECL. The net investment gains on our other invested assets resulted primarily from an increase in the underlying value of the private equity limited partnership interests we own.

Additional information regarding our Investments is set forth under "–Liquidity and Capital Resources–Investments" and Note 5 in the Notes to our Consolidated Financial Statements.

Other Income (Loss)

Other income (loss) consists of net gains and losses on fixed assets, non-investment interest, and other miscellaneous income and expense items. Other income (loss) was $0.5 million, $0.1 million, and $(0.2) million for the years ended December 31, 2025, 2024, and 2023, respectively.

Interest and Financing Expenses

Interest and financing expenses include fees and interest associated with our credit facilities, fees and interest associated with our various credit arrangements with the FHLB, finance lease interest, and other financing fees.

Interest and financing expenses were $0.5 million, $0.1 million, and $5.8 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The increase in interest and financing expenses in 2025, versus those of 2024, resulted primarily from fees and interest associated with our credit facility and our credit arrangement with the FHLB.

The decrease in interest and financing expenses in 2024, versus those of 2023, resulted primarily from the unwinding of our former FHLB leveraged investment strategy, which was in effect from the first quarter of 2022 to the fourth quarter of 2023.

Other Non-recurring Expenses

In 2025, we recorded charges of $1.3 million of employee severance costs in connection with a 2025 reorganization, which was undertaken to better align our resources with our business objectives. These charges were offset by other miscellaneous one-time items.

In 2023, we wrote-off $1.6 million of previously capitalized cloud computing costs associated with a policy management system as part of a continual evaluation of our ongoing technology initiatives. Additionally, we recorded a non-recurring charge in connection with the early termination of the lease associated with our former corporate headquarters in Reno, Nevada. This charge included a one-time lease termination payment of $7.6 million, a write-off related to remaining leasehold improvements and furniture and equipment of $2.6 million, and estimated miscellaneous expenses associated with exiting the property of $0.2 million. We also recognized a related lease termination gain pertaining to the elimination of the lease liability, net of an associated right-of-use asset (ROU asset) of $1.0 million, which was included in Other non-recurring expenses on our Consolidated Statements of Comprehensive Income (Loss). The decision to terminate the former Reno operating lease was undertaken as part of an ongoing review of our facility needs.

Income Tax Expense

Income tax expense was $1.2 million, $28.1 million, and $30.3 million for the years ended December 31, 2025, 2024, and 2023, respectively, representing effective tax rates of 10.1%, 19.2%, and 20.4% for the years ended December 31, 2025, 2024, and 2023, respectively.

On January 1, 2000, EICN assumed the assets, liabilities, and operations of the Fund pursuant to legislation passed in the 1999 Nevada Legislature (the Privatization). Prior to the Privatization, the Fund was part of the State of Nevada and therefore was not subject to federal income tax. Accordingly, any pre-Privatization loss and LAE reserve adjustments, LPT Reserve Adjustments and Deferred Gain amortization impact our net income but do not change our taxable income.

Tax-advantaged investment income, pre-Privatization loss and LAE reserve adjustments, LPT adjustments, Deferred Gain amortization, certain other adjustments and tax credits utilized reduced our income tax expense computed at a statutory rate of 21% by $1.3 million, $2.7 million, and $0.9 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Additionally, we recognize deferred tax assets when we determine that such assets are more-likely-than-not to be realized in future periods. In making such a determination, we consider all available evidence, including future reversals of existing taxable temporary differences, tax-planning strategies, projected future taxable income, projected future tax rates, and results of recent operations. If it is determined that it is not more-likely-than-not that we could fully realize our deferred tax assets in future periods, we would establish a deferred tax asset valuation allowance that would increase our provision for income taxes. As of December 31, 2025, we did not require a deferred tax asset valuation allowance.

For additional information regarding our income tax expense see Note 8 in the Notes to our Consolidated Financial Statements.

Liquidity and Capital Resources

We believe that our total capital position remains strong and that the liquidity available to EHI and its subsidiaries remains adequate and will be sufficient for our financing needs in the next 12 months and in the longer term period thereafter. As a result, we do not currently foresee a need to: (i) suspend dividends at either EHI or its insurance subsidiaries; (ii) forego repurchases of EHI's common stock; (iii) seek additional capital; or (iv) seek any material non-investment asset sales, though we may decide to pursue those or other options if our financial circumstances change or if we deem it strategically advantageous to do so.

EHI Liquidity

EHI is a holding company and its ability to fund its operations is contingent upon its existing capital and the ability of its subsidiaries to pay it dividends. Any payments of dividends by our insurance subsidiaries are restricted by state insurance laws and regulations, including laws establishing minimum solvency and liquidity thresholds. EHI requires cash to pay dividends to its stockholders, repurchase its common stock, provide additional surplus to its insurance subsidiaries, and fund its operating expenses.

Total cash and investments at the holding company were $8.9 million at December 31, 2025, consisting of $3.1 million of cash and cash equivalents, $5.3 million of fixed maturity securities and $0.5 million of equity securities.

Credit Agreement

On May 28, 2024, EHI entered into a Credit Agreement (the Credit Agreement) with Wells Fargo Bank National Association, as both administrative agent and issuing lender. The Credit Agreement provides for a $25.0 million, unsecured, three-year revolving credit facility and is guaranteed by certain of EHI's wholly owned subsidiaries, Employers Group, Inc. (EGI) and Cerity Group, Inc. (CGI). Borrowings under the Credit Agreement may be used for working capital and general corporate purposes of EHI and its subsidiaries. Pursuant to the terms of the Credit Agreement, EHI has an option to request an increase of the credit available under the facility up to a maximum facility amount of $35.0 million, subject to the consent of the lender(s) and the satisfaction of certain conditions.

The interest rates applicable to loans under the Credit Agreement are generally based on either, at EHI's option: (i) a base rate, defined as the higher of the Prime Rate, the Federal Funds Rate plus 1.25% and the Adjusted Term Secured Overnight Financing Rate (SOFR) for a one-month tenor plus 1.75%, or (ii) an Adjusted Term SOFR Rate, defined as the applicable Adjusted Term SOFR Rate plus 1.75%. In addition, EHI is subject to a fee on the lender's unused commitment, ranging from 0.30% to 0.55%. The applicable margin and the amount of such commitment fee vary based upon the financial strength rating of EHI's insurance subsidiaries as most recently announced by AM Best or EHI's debt to total capitalization ratio if such financial strength rating is not available. Total interest paid and/or fees incurred pursuant to the Credit Agreement was $0.2 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively.

The Credit Agreement contains covenants that require EHI and its consolidated subsidiaries to maintain: (i) a minimum consolidated net worth, defined as EHI's total stockholders' equity excluding any accumulated other comprehensive income or loss, of no less than $800.0 million; and (ii) a debt to total capitalization ratio of no more than 35%, in each case as determined in accordance with the Credit Agreement. As of December 31, 2025, EHI has remained in compliance with all of the covenants associated with the Credit Agreement since its inception.

On January 21, 2026, AM Best reaffirmed its "A" (Excellent) financial strength ratings of EHI's insurance subsidiaries, originally upgraded in January 2025. Following the January 2025 upgrade, our Credit Agreement terms improved as follows: (i) the applicable margin with respect to SOFR loans was reduced from 1.75% to 1.50%; (ii) the applicable margin with respect to base rate loans was reduced from 0.75% to 0.50%; and (iii) the annual commitment fee on the unused portion of the facility was reduced from 0.35% to 0.30%.

Former Credit Agreement

On December 15, 2020, EHI entered into a Credit Agreement (the former Credit Agreement) with a syndicate of financial institutions. The former Credit Agreement provided EHI with a $75.0 million three-year revolving credit facility and was guaranteed by EHI's wholly owned subsidiaries, EGI and CGI. Borrowings under the former Credit Agreement could be used for working capital and general corporate purposes.

The interest rates applicable to loans under the former Credit Agreement were generally based on, at EHI's option, a base rate plus a specified margin, ranging from 0.25% to 1.25%, or the Adjusted Term SOFR rate, plus a specified margin, ranging from 1.25% to 2.25%. In addition, EHI paid a fee on each lender's unused commitment, ranging from 0.20% to 0.50%. Interest paid and/or fees incurred pursuant to the former Credit Agreement was $0.5 million for the year ended December 31, 2023.

The former Credit Agreement contained covenants that required EHI and its consolidated subsidiaries to maintain: (i) a minimum consolidated net worth; and (ii) a debt to total capitalization ratio of no more than 35%. EHI was in compliance with all the covenants associated with the former Credit Agreement from its inception to its expiration on December 15, 2023.

Dividend and Distribution Ability

Our insurance subsidiaries' ability to pay dividends and distributions is based on their reported capital, surplus, and the amount of dividends paid to their immediate holding company within the prior twelve months. Throughout 2026, EICN, ECIC, EPIC and EAC can pay up to an aggregate of $72.4 million in ordinary dividends to EGI, and CIC can pay up to $5.4 million of ordinary dividends to CGI. Upon receipt of such dividends and upon approval by their respective Boards, EGI and CGI may then, in turn, dividend those amounts to EHI.

Operating Subsidiaries' Liquidity

The primary sources of cash for our operating subsidiaries, which include our insurance and other operating subsidiaries, are premium collections, investment income, sales and maturities of investments and reinsurance recoveries. The primary uses of cash for our operating subsidiaries are payments of losses and LAE, commission expenses, underwriting expenses, ceded reinsurance, investment purchases and dividends paid to their parent.

Total cash and investments held by our operating subsidiaries was $2,489.9 million at December 31, 2025, consisting of $156.9 million of cash and cash equivalents, and restricted cash, $2,035.4 million of fixed maturity securities, $191.0 million of equity securities, $10.1 million of short-term investments, and $96.5 million of other invested assets. Sources of immediate and unencumbered liquidity at our operating subsidiaries as of December 31, 2025 consisted of $156.7 million of cash and cash equivalents, $183.5 million of publicly-traded equity securities whose proceeds are available within two business days, and $749.2 million of highly liquid fixed maturity securities whose proceeds are also available within two business days. We believe that our subsidiaries' liquidity needs over the next 12 months and for the longer term period thereafter will be met with cash from operations, investment income, and maturing investments.

Each of our insurance subsidiaries are members of the FHLB. Membership allows our subsidiaries access to collateralized advances, which may be used to support and enhance liquidity management. The amount of advances that may be taken is dependent on our statutory admitted assets on a per company basis.

On November 17, 2025, EICN obtained a $19.0 million advance from the FHLB at an interest rate of 3.84%, maturing on May 31, 2029. On December 19, 2025, EICN obtained an additional $16.0 million advance from the FHLB at an interest rate of 3.70%, maturing on December 21, 2026. On February 5, 2026, the terms of the $16.0 million advance were revised to an interest rate of 3.79%, maturing on May 31, 2029. These advances were assumed by EHI through an intercompany loan agreement and executed as part of our recently announced recapitalization plan. Interest incurred and paid on these advances during the year ended December 31, 2025 was $0.2 million.

During 2022, our insurance subsidiaries, with the exception of CIC, received aggregate advances of $182.5 million under the FHLB Standard Credit Program. These advances could be repaid at any time without penalty and were collateralized by eligible investment securities. In 2023, our insurance subsidiaries repaid all of its advances under the FHLB Standard Credit Program.

FHLB membership also allows our insurance subsidiaries access to standby Letter of Credit Agreements. Throughout 2022 and 2023, EAC, ECIC, and EPIC had $25.0 million, $35.0 million, and $10.0 million of Letter of Credit Agreements in effect, respectively. On October 9, 2024, EPIC amended its existing Letter of Credit Agreement to increase its capacity to $110.0 million. The Letter of Credit Agreements in effect will expire on March 31, 2026 and may only be used to satisfy, in whole or in part, insurance deposit requirements with the State of California and must be fully secured with eligible collateral at all times (See Note 11 in the Notes to our Consolidated Financial Statements).

We purchase reinsurance annually to protect us against the costs of severe claims and certain catastrophic events. On July 1, 2025, we entered into a new reinsurance program that is effective through June 30, 2026. The reinsurance program consists of one treaty covering excess of loss and catastrophic loss events in four layers of coverage, which includes a 10% co-participation share within each layer of coverage retained by us. Our reinsurance coverage is $190.0 million ($171.0 million net of our co-participation) in excess of our $10.0 million retention on a per occurrence basis; including a maximum any one life limit of $20.0 million, subject to certain exclusions. We believe that our reinsurance program currently meets our needs.

Our insurance subsidiaries are required by law to maintain a certain minimum level of surplus on a statutory basis. Surplus is calculated by subtracting total liabilities from total admitted assets. The amount of capital in our insurance subsidiaries is maintained relative to standardized capital adequacy measures such as risk-based capital (RBC), as established by the National Association of Insurance Commissioners. The RBC standard was designed to provide a measure by which regulators can assess the adequacy of an insurance company's capital and surplus relative to its operations. An insurance company must maintain capital and surplus of at least 200% of RBC. Each of our insurance subsidiaries had total adjusted capital in excess of the minimum RBC requirements that correspond to any level of regulatory action at December 31, 2025.

Various state laws and regulations require us to hold investment securities or letters of credit on deposit with certain states in which we do business. Securities having a fair value of $587.4 million and $630.9 million were on deposit at each of December 31, 2025 and 2024, respectively. These laws and regulations govern both the amount and types of investment securities that are eligible for deposit. Additionally, standby letters of credit from the FHLB have been issued in lieu of $170.0 million of securities on deposit at both December 31, 2025 and 2024.

Certain reinsurance contracts require funds owned by us to be held in trust for the benefit of the ceding reinsurer to secure the outstanding liabilities we have assumed. The fair value of fixed maturity securities held in trust for the benefit of our ceding reinsurers was $3.1 million and $3.0 million at December 31, 2025 and 2024, respectively.

Sources of Liquidity

We monitor the cash flows of each of our subsidiaries individually, as well as collectively as a consolidated group. We use trend and variance analyses to project future cash needs, making adjustments to our cash forecasts as appropriate.

The table below shows our net cash flows. For additional information regarding our cash flows, see Item 8, Consolidated Statements of Cash Flows.

	Years Ended December 31,		
	2025	2024	2023
Cash, cash equivalents, and restricted cash provided by (used in):	(in millions)		
Operating activities	$ 44.7	$ 76.4	$ 49.4
Investing activities	225.9	(159.7)	377.3
Financing activities	(179.1)	(74.8)	(289.5)
Increase (decrease) in cash, cash equivalents, and restricted cash	$ 91.5	$ (158.1)	$ 137.2

Operating Activities

Net cash provided by operating activities in 2025 included net premiums received of $773.2 million and investment income received of $114.3 million. These operating cash inflows were partially offset by net claims payments of $563.5 million, underwriting expenses paid of $163.0 million, commissions paid of $103.1 million, interest and financing fees paid of $0.5 million, other non-recurring expenses paid of $1.1 million, and federal income taxes paid of $11.6 million.

Net cash provided by operating activities in 2024 included net premiums received of $769.9 million, investment income received of $106.6 million and cash received of $14.6 million for the final payment of the Contingent Commission. These operating cash inflows were partially offset by net claims payments of $522.0 million, underwriting expenses paid of $160.7 million, commissions paid of $100.9 million, interest and financing fees paid of $0.1 million, and federal income taxes paid of $31.0 million.

Net cash provided by operating activities in 2023 included net premiums received of $703.4 million and investment income received of $111.6 million. These operating cash inflows were partially offset by net claims payments of $471.6 million, underwriting expenses paid of $157.3 million, commissions paid of $92.7 million, interest and financing fees paid of $5.8 million, lease termination and related disposal payments of $7.8 million, and federal income taxes paid of $30.4 million.

Investing Activities

Net cash provided by investing activities in 2025 related primarily to returns from our investments, investment sales, maturities, and redemptions whose proceeds were used to fund claims payments, underwriting expenses, stockholder dividend payments, and common stock repurchases. The cash inflows used in these activities were largely offset by investments of premiums and the reinvestment of funds from investment sales, maturities, redemptions, and interest income.

Net cash used in investing activities in 2024 related primarily to investments of premiums received, the receipt of the Contingent Commission, the reinvestment of funds from investment sales, maturities, redemptions, and interest income. The cash outflows used in these activities were largely offset by investment sales, maturities, and redemptions whose proceeds were used to fund claims payments, underwriting expenses, stockholder dividend payments, and common stock repurchases.

Net cash provided by investing activities in 2023 related primarily to investment sales, maturities, and redemptions whose proceeds were used to fund claims payment, underwriting expenses, stockholder dividend payments, common stock repurchases, and to repay FHLB advances. The cash inflows provided by these activities were largely offset by investments of premiums received and reinvestment of funds from investment sales, maturities, redemptions, and interest income.

Financing Activities

Net cash used in financing activities in 2025 related primarily to stockholder dividend payments and common stock repurchases partially offset by advances received from the FHLB.

Net cash used in financing activities in 2024 related primarily to stockholder dividend payments and common stock repurchases.

Net cash used in financing activities in 2023 related primarily to stockholder dividend payments, common stock repurchases, and repayments of FHLB advances.

Dividends. We paid $29.9 million, $30.3 million, and $29.7 million in regular quarterly dividends to our stockholders and eligible equity plan award holders in 2025, 2024, and 2023, respectively. The declaration and payment of future dividends to our stockholders, including any special dividends, will be at the discretion of our Board and will depend upon many factors, including our financial position, capital requirements of our operating subsidiaries, legal and regulatory requirements, and any other factors that our Board deems relevant. On February 18, 2026, the Board declared a $0.32 quarterly dividend per share, payable March 18, 2026, to stockholders of record on March 4, 2026.

Repurchases of Common Stock. We repurchased $187.3 million, $41.7 million, and $77.1 million of our common stock in 2025, 2024, and 2023, respectively. On July 26, 2023, our Board authorized a new stock repurchase authorization for repurchases of up to $50.0 million of our common stock from July 31, 2023 through December 31, 2024 (the 2023 Program). On June 10, 2024, the Board authorized a $50.0 million addition to the 2023 Program, increasing our aggregate purchase authority to $100.0 million, and extended the repurchase authority pursuant to the 2023 Program through July 31, 2025. On April 30, 2025, the Board authorized the 2025 Program (the 2025 Program) for repurchases up to $125.0 million of our common stock from May 6, 2025 through December 31, 2026. The 2025 Program replaced the 2023 Program whose remaining repurchase authorization had been exhausted. On October 29, 2025, the Board authorized a $125.0 million addition to the 2025 Program, increasing the aggregate share repurchase authority to $250.0 million. Future repurchases of our common stock will be at the discretion of our Board and will depend upon many factors, including our financial position, capital requirements of our operating subsidiaries, general business and socioeconomic conditions, legal, tax, regulatory, and/or contractual restrictions, and any other factors our Board deems relevant. As of December 31, 2025, we had a remaining common stock repurchase authorization of $92.8 million. See Item 5, Issuer Purchases of Equity Securities.

Capital Resources

As of December 31, 2025, the capital resources available to us consisted of $955.7 million of stockholders' equity and the $88.0 million Deferred Gain.

Stockholders' Equity. The following table summarizes our beginning and ending stockholders' equity balance and the changes thereto for each of the years ended December 31, 2025, 2024, and 2023:

	December 31,		
	2025	2024	2023
	(in millions)		
Beginning Balance	$ 1,068.7	$ 1,013.9	$ 944.2
Stock-based obligations	5.0	6.2	6.1
Stock options exercised	—	—	0.7
Shares withheld to satisfy minimum tax withholdings for certain stock-based obligations	(1.4)	(1.8)	(1.6)
Acquisition of common stock	(187.3)	(41.7)	(77.1)
Dividends declared on common stock and eligible plan awards	(29.9)	(30.0)	(29.4)
Net income for the year	10.8	118.6	118.1
Change in net unrealized gains (losses) on investments, net of taxes	89.8	3.5	52.9
Ending Balance	$ 955.7	$ 1,068.7	$ 1,013.9

Deferred Gain. The Deferred Gain, which totaled $88.0 million and $94.0 million as of December 31, 2025 and 2024, respectively, reflects the unamortized gain from the LPT Agreement. See Note 2 in the Notes to our Consolidated Financial Statements.

Contractual Obligations and Commitments

Other than operating expenses, our current and long-term cash requirements include the following contractual obligations and commitments as of December 31, 2025:

FHLB Advances

We obtained advances from the FHLB totaling $35.0 million, of which $16.0 million is payable within 12 months.

Leases

We have entered into lease arrangements for certain equipment and facilities. As of December 31, 2025, we had lease payment obligations totaling $4.5 million, of which $0.8 million is payable within 12 months.

Other Purchase Obligations

We have other purchase obligations that primarily consist of non-cancellable obligations to acquire capital assets, commitments for information technology and related services, software acquisition and license commitments and other legally binding agreements to purchase services that are to be used in our operations. As of December 31, 2025, we had other purchase obligations totaling $7.7 million, of which $3.4 million is payable within 12 months.

Unfunded Investment Commitments

As of December 31, 2025, we had private equity limited partnerships with unfunded investment commitments totaling $11.3 million that can be called at any time.

Unpaid Losses and LAE reserves

We have developed unpaid losses and LAE expense payment patterns that are computed based on historical information. Our calculation of loss and LAE expense payments by period is subject to the same uncertainties associated with determining the level of reserves and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. Actual payments of losses and LAE by period will vary, perhaps materially, to the extent that current estimates of losses and LAE expense vary from actual ultimate claims amounts due to variations between expected and actual payment patterns. As of December 31, 2025, we had unpaid losses and LAE reserves totaling $1,805.8 million, of which $321.0 million is estimated to be payable within 12 months. For a discussion of our reserving process, see "–Critical Accounting Estimates–Reserves for Losses and LAE."

The unpaid losses and LAE expense payment patterns are gross of reinsurance recoverables for unpaid losses. As of December 31, 2025, we had reinsurance recoverables on unpaid losses and LAE totaling $386.5 million, of which $27.9 million is currently expected to be received within 12 months.

Investments

Our investment portfolio is structured to support our need for: (i) optimizing our risk-adjusted total returns; (ii) providing adequate liquidity; (iii) facilitating financial strength and stability; and (iv) ensuring regulatory and legal compliance. These investments provide a steady source of income.

Our Investment Managers follow our written investment guidelines, which are approved by the AFI Committee. Our asset allocation is reevaluated by management and reviewed by the AFI Committee on a quarterly basis. We also utilize our Investment Managers' investment advisory services to assist us in developing a tailored set of portfolio targets and objectives.

As of December 31, 2025, our investment portfolio consisted of 87% fixed maturity securities which had a duration of 4.4, as measured by their sensitivity to changes in interest rates. Our fixed maturity investment strategy balances consideration of duration, yield, and credit risk. Our investment guidelines require that the minimum weighted average quality of our fixed maturity securities portfolio be "A," using ratings assigned by S&P or an equivalent rating assigned by another nationally recognized statistical rating agency. Our fixed maturity portfolio had a weighted average quality of "A+" as of December 31, 2025.

Our investment portfolio also contains equity securities. We strive to limit the exposure to equity price risk associated with publicly traded equity securities by diversifying our holdings across several industry sectors. These equity securities had a fair value of $184.0 million at December 31, 2025, which represented 8% of our investment portfolio at that time. We also have a $7.5 million investment in FHLB stock which we record at cost. We receive periodic dividends from the FHLB for this investment, when declared, which can vary from period to period.

Our investment portfolio also contains certain other investments, which made up 4% of our investment portfolio at December 31, 2025, and include private equity limited partnerships. Our investments in private equity limited partnerships totaled $96.5 million at December 31, 2025 and are generally not redeemable by the investees and cannot be sold without prior approval of the general partner. These investments have a fund term of 3 to 12 years, subject to two or three one-year extensions at the general partner's discretion. We periodically receive distributions of proceeds from dividends and interest from fund investments, as well as from any dispositions of fund investments, during the full course of the fund term. As of December 31, 2025, we had unfunded commitments to these private equity limited partnerships totaling $11.3 million.

We believe that our current asset allocation meets our strategy to preserve capital for claims and policy liabilities and to provide sufficient capital resources to support and grow our ongoing insurance operations.

The following table shows the estimated fair value, the percentage of the estimated fair value to total invested assets measured at fair value, and the average ending book yield (which is calculated based on the amortized cost of the associated invested assets) as of December 31, 2025.

Category	Estimated Fair Value	Percentage of Total Investments Measured at Fair Value	Book Yield
	(in millions, except percentages)		
U.S. Treasuries	$ 80.1	3.6 %	3.8 %
States and municipalities	159.9	7.2	4.7
Corporate securities	655.3	29.3	4.7
Residential mortgaged-backed securities	802.9	35.8	5.1
Commercial mortgaged-backed securities	28.9	1.3	5.6
Asset-backed securities	163.1	7.3	5.7
Collateralized loan obligations	12.5	0.6	5.9
Foreign government securities	2.0	0.1	6.2
Other securities	136.0	6.1	6.4
Equity securities	184.0	8.2	2.3
Short-term investments	10.1	0.5	3.9
Total investments at fair value	$ 2,234.8	100.0 %	
Weighted average ending yield			4.9 %

The following table shows the percentage of total estimated fair value of our fixed maturity securities as of December 31, 2025 by credit rating category, using the lower of the ratings assigned by Moody's Investors Service or S&P.

Rating	Percentage of Total Estimated Fair Value
"AAA"	9.6 %
"AA"	48.7
"A"	29.7
"BBB"	4.5
Below Investment Grade	7.5
Total	100.0 %

Investments that we currently own could be subject to default by the issuer. We regularly assess individual securities as part of our ongoing portfolio management, including the identification of credit-related losses. Our assessment includes reviewing the extent of declines in fair value of investments below amortized cost, historical and projected financial performance and near-term prospects of the issuer, the outlook for industry sectors, credit rating, and macro-economic changes. We also make a determination as to whether it is not more likely than not that we will be required to sell the security before its fair value recovers to above cost, or maturity.

In addition to recognizing realized gains and losses upon the disposition of an investment security, we also record provisions and recoveries for changes in our CECL allowance on AFS investments as realized gains and losses. We maintained a CECL allowance of $0.4 million, $1.1 million, and $2.7 million on AFS investments as of December 31, 2025, 2024, and 2023, respectively. The decrease in our CECL allowance of $0.7 million in 2025 was due to the sale of securities that previously had an allowance and the stabilization in the financial markets, which decreased our CECL provision. The remaining fixed maturity securities whose total fair value was less than amortized cost at December 31, 2025, 2024, and 2023, were those in which we had no intent, need or requirement to sell at an amount less than their amortized cost.

For additional information regarding our investments, including the cost or amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of our investments, the amortized cost and estimated fair value of fixed maturity securities by contractual maturity, and net realized and unrealized gains and losses on investments, see Note 5 in the Notes to our Consolidated Financial Statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires both the use of estimates and judgment, relative to the application of appropriate accounting policies, which include the recognition of premium revenue, recoverability of deferred income taxes, and valuation of investments. Our accounting policies are described in Note 2 to our Consolidated Financial Statements, however, we believe that the following matters are particularly important to understand our financial statements because changes in these estimates or changes in the assumptions used to make them, could have a material impact on our results of operations, financial condition, and cash flows.

Reserves for Losses and LAE

Accounting for workers' compensation insurance requires us to estimate the liability for the expected ultimate cost of unpaid losses and LAE (loss reserves) as of a balance sheet date. Loss reserve estimates are inherently uncertain because the ultimate amount we pay for many of the claims we have incurred as of the balance sheet date will not be known for many years. Our estimate of loss reserves is intended to equal the difference between the expected ultimate losses and LAE of all claims that have occurred as of a balance sheet date and amounts already paid. We establish loss reserves based on our own analysis of emerging claims experience and environmental conditions in our markets and a review of the results of various actuarial projections. Our aggregate carried loss reserves is the sum of our loss and LAE reserves for each accident year and represents our best estimate of outstanding loss reserves.

The amount by which estimated losses in the aggregate differ from those previously estimated for a specific time period is known as reserve "development." Reserve strengthening is adverse when losses ultimately settle for more than the amount estimated or subsequent estimates indicate a basis for reserve increases, causing the previously estimated loss reserves to be "deficient." Reserve development is favorable when estimates of ultimate losses indicate a decrease in established reserves, causing the previously estimated loss reserves to be "redundant." Development and strengthening are reflected in our operating results through adjustments to incurred losses and LAE during the period in which they are recognized.

Although claims for which reserves are established may not be paid for several years or more, we do not discount loss reserves in our financial statements for the time value of money.

The three main components of our loss reserves are case reserves, incurred but not reported (IBNR) loss reserves, and LAE reserves.

When claims are reported to us, we establish individual estimates of the ultimate cost of each claim (case reserves). These case reserves are continually monitored and revised in response to new information and for amounts paid.

In addition to case reserves, we establish a provision for IBNR. IBNR is an actuarial estimate comprised of the following: (i) future payments on claims that are incurred but have not yet been reported to us; (ii) a reserve for the additional development on claims that have been reported to us; and (iii) a provision for additional payments on closed claims that might reopen. IBNR reserves apply to the entire body of claims arising from a specific time period, rather than a specific claim. Most of our IBNR reserves relate to estimated future claim payments on recorded open claims.

LAE reserves are our estimate of future expense payments to manage, investigate, administer, and settle claims that have occurred, and include legal expenses. LAE reserves are established in the aggregate, rather than on a claim-by-claim basis. LAE reserves are categorized between defense and cost containment, and adjusting and other.

We cede a portion of our obligations for losses and LAE to unaffiliated reinsurers. The amount of reinsurance that will be recoverable on our losses and LAE includes both the reinsurance recoverable from our excess of loss reinsurance contracts, as well as reinsurance recoverable under the terms of the LPT Agreement.

Our loss reserves (gross and net of reinsurance), including the main components of such reserves, were as follows:

	As of December 31,	
	2025	2024
	(in millions)	
Case reserves	$ 931.3	$ 938.1
IBNR	618.4	611.1
LAE reserves	256.1	259.0
Gross unpaid losses and LAE reserves	1,805.8	1,808.2
Less reinsurance recoverable on unpaid losses and LAE, excluding CECL allowance	386.5	412.4
Net unpaid losses and LAE reserves	$ 1,419.3	$ 1,395.8

We use actuarial methods to analyze and estimate the aggregate amount of loss reserves. Management considers the results of various actuarial methods and their underlying assumptions, among other factors, in establishing loss reserves.

Judgment is required in the actuarial estimation of loss reserves, including the selection of various actuarial methodologies to project the ultimate cost of claims. Specifically, judgment is required in the following areas: the selection of parameters utilized in the various methodologies; the use of industry data and other benchmarks; and the weighting of differing reserve indications resulting from alternative methods and assumptions. The adequacy of our ultimate loss reserves is inherently uncertain and represents a significant risk to our business. We attempt to mitigate this risk through our claims management processes and by monitoring and reacting to statistics relating to the cost and duration of claims.

We compile and aggregate our claims data by grouping the claims according to the accident year in which the claim occurred when analyzing claim payment and emergence patterns and trends over time. Additionally, we aggregate and analyze claims data by claim type, benefits type, and by state, territory within state, or groups of states in which we do business.

We prepare reserve estimates for all accident years using our own historical claims data, industry data and many of the generally accepted actuarial methodologies for estimating loss reserves, such as paid loss development methods, incurred loss development methods, and Bornhuetter-Ferguson methods. These methods vary in their responsiveness to different information, characteristics, and dynamics in the data, and the results assist the actuary in considering these characteristics and dynamics in the historical data. The methods employed for each segment of claims data, and the relative weight accorded to each method, vary depending on the nature of the claims segment and on the age of the claims.

Each actuarial methodology requires the selection and application of various parameters and assumptions. The key parameters and assumptions include: the future payment and emergence patterns of our aggregate claims data; the magnitude and changes in claim settlement activity; the effects of legislative benefit changes and/or judicial decisions; and trends in the frequency and severity of claims.

We analyze LAE and estimated unpaid LAE separately. These analyses rely primarily on examining the relationship between historical aggregate paid LAE and the volume of claims activity for the corresponding periods. The portion of unpaid LAE that will be recoverable from reinsurers is estimated based on the contractual reinsurance terms.

The ranges of estimates of loss reserves produced are intended to represent the range in which it is most likely that the ultimate losses will fall. These ranges are narrower than the range of indications produced by the individual methods applied because it is not likely that the high or low result will emerge for every claim segment and accident year. Each point estimate of loss reserves for each claim segment is based on a judgmental selection from within the range of results indicated by the different actuarial methods.

Management formally establishes loss reserves for financial statement purposes on a quarterly basis. In doing so, we make reference to the most current actuarial analyses, including a review of the assumptions and the results of the various actuarial methods used. Typically, we conduct comprehensive studies in the second and fourth quarters, and on the alternate quarters, update the results of the preceding quarter's studies for actual claim payment and case reserve activity. In 2025, we conducted a comprehensive study in the second, third, and fourth quarters.

The aggregate carried reserve calculated by management represents our best estimate of our outstanding unpaid losses and LAE. In establishing management's best estimate of unpaid losses and LAE at December 31 for the last two years, we reviewed and considered the following: (i) our actuaries' assumptions, point estimates, and ranges; and (ii) the inherent uncertainty of workers' compensation loss reserves. Management did not quantify a specific loss reserve increment for each uncertainty, but rather established an overall provision that represented management's best estimate of loss reserves in light of the historical data, actuarial assumptions, point estimate and range, and current facts and circumstances.

The table below provides the actuarial range of loss and LAE reserves, net of reinsurance, that management considered when selecting its best estimate and our carried reserves.

| | As of December 31, | |
	2025	2024
	(in millions)	
Low end of actuarial range	$ 1,294.5	$ 1,247.0
Carried reserves	1,419.3	1,395.8
High end of actuarial range	1,538.6	1,597.2

As of December 31, 2025, California and Nevada loss reserves represented approximately 60% of our total net loss reserves on our Consolidated Balance Sheet.

In California, our recent loss experience has been impacted by an increase in CT claims frequency. Overall, on a wage-adjusted basis, both indemnity and medical severity have been relatively flat. Our indemnity claims frequency (the number of claims expressed as a percentage of on-leveled premium) has been generally decreasing for non-CT claims but is now showing increases due to the additional emergence of CT claim activity. We believe our claims practices, including our continued emphasis on accelerating claims settlements, as well as our various underwriting initiatives, have a positive impact on our results in California.

In Nevada, we have compiled a lengthy history of workers' compensation claims payment patterns based on the business of the Fund and EICN. The emergence of claims payments in recent years has generally been consistent with expectations which has resulted in relatively minor changes in reserve estimates. Nevada statutorily prohibits entering into full and final settlement of claims, therefore, paid losses largely reflect stable and consistent periodic payments, particularly for indemnity benefits.

Over 50% of our claims payments during the three years ended December 31, 2025 related to medical care for injured workers. The utilization and cost of medical services in the future is a significant source of uncertainty in the establishment of loss reserves for workers' compensation. However, because medical care may be provided to an injured worker over many years, and in some cases decades, the pace of medical claim cost inflation can have a significant impact on our ultimate claim payments. For example, if the rate of medical claim cost inflation increases by 1% above the inflation rate that is implicitly included in the loss reserves at December 31, 2025, we estimate that future medical costs over the lifetime of current claims would increase by approximately $51.0 million on a net-of-reinsurance basis. Under the current elevated inflationary environment, additional inflationary considerations were included in determining the level and adequacy of our reserves, and particular consideration was given to medical and hospital inflation rates as these inflation rates have historically exceeded general inflation rates.

Our reserve estimates reflect expected increases in the costs of contested claims, but do not assume any losses resulting from significant new legal liability theories. Our reserve estimates also assume that there will not be significant future changes in the regulatory and legislative environment. In the event of significant new legal liability theories or new regulation or legislation, we will attempt to quantify its impact on our business.

If the actual loss reserves were at the high or the low end of the actuarial range, the impact on our financial results would have been as follows:

| | December 31, | |
	2025	2024
Increase (decrease) in reserves [1]	(in millions)	
At low end of range	$ (124.8)	$ (148.8)
At high end of range	119.3	201.4
Increase (decrease) in stockholders' equity and net income		
At low end of range	$ 98.6	$ 117.6
At high end of range	(94.2)	(159.1)

(1) The range of actuarial indications captures the range of reasonable estimates and is asymmetrical (e.g., not based on a normal distribution).

Actual losses are affected by a more complex combination of forces and dynamics than any one model or actuarial methodology can represent, and each methodology is an approximation of these complex forces and dynamics. None of the methods are designed or intended to produce an indication that is systematically higher or lower than the other methods. At any given evaluation date, some of the actuarial projection methods produce indications outside the actuary's selected range. Accordingly, we believe that the range of potential outcomes is considerably wider than the actuarially estimated range of the most likely outcomes. We have no basis for anticipating whether actual future payments of losses and LAE may be either greater than or less than the loss reserves currently on our Consolidated Balance Sheets.

Additionally, any adjustment to the estimated ceded reserves under the LPT Agreement results in a cumulative adjustment to the Deferred Gain, which is also included in losses and LAE incurred in the Consolidated Statements of Comprehensive Income (Loss), so that the Deferred Gain reflects the balance that would have existed had the revised reserves been recognized at the inception of the LPT Agreement. The table below provides the actuarial range of estimated liabilities for gross loss reserves under the LPT Agreement and our carried reserves.

	As of December 31, 2025
	(in millions)
Low end of actuarial range	$ 253.9
LPT carried reserves	259.6
High end of actuarial range	265.0

Reinsurance Recoverables

Reinsurance recoverables represent: (i) amounts currently due from reinsurers on paid losses and LAE; (ii) amounts recoverable from reinsurers on estimates of case reserves; and (iii) amounts recoverable from reinsurers on actuarial estimates of IBNR for losses and LAE. These recoverables are based on our current estimates of the underlying loss reserves and are reported on our Consolidated Balance Sheets separately as assets, as reinsurance does not relieve us of our legal liability to policyholders. We bear credit risk with respect to the reinsurers, which could be significant in the future, considering that some of the loss reserves remain outstanding for an extended period of time. Reinsurers may refuse or fail to pay losses that we cede to them, or they might delay payment. We are required to pay losses even if a reinsurer refuses or fails to meet its obligations under the applicable reinsurance agreement. We continually monitor the financial condition and financial strength ratings of our reinsurers. No material amounts related to ceded paid losses have been written-off as uncollectible since our inception in 2000, and in assessing future default, we evaluate the allowance for CECL under the ratings based method using the AM Best Average Cumulative Net Impairment Rates. Reinsurer ratings are also assessed through this process.

Under the LPT Agreement, the Fund initially ceded $1.5 billion in liabilities for the incurred but unpaid losses and LAE related to claims incurred prior to July 1, 1995 for consideration of $775.0 million in cash. The estimated unpaid losses and LAE ceded to the LPT Agreement was $259.6 million as of December 31, 2025. Losses and LAE paid with respect to the LPT Agreement totaled $913.1 million at December 31, 2025. We account for the LPT Agreement as retroactive reinsurance. Entry into the LPT Agreement resulted in a Deferred Gain that was recorded on our Consolidated Balance Sheets as a liability. The Deferred Gain is being amortized using the recovery method, whereby the amortization is determined by the proportion of actual reinsurance recoveries to total estimated recoveries through the life of the LPT Agreement, and the amortization is reflected in losses and LAE. Changes in estimates of the reserves ceded under the LPT Agreement may significantly impact the Deferred Gain on our Consolidated Balance Sheets and losses and LAE on our Consolidated Statements of Comprehensive Income (Loss).

New Accounting Standards

See Note 3 in the Notes to our Consolidated Financial Statements for a summary of all recently issued and recently adopted accounting standards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk, interest rate risk, and equity price risk.

Credit Risk

Our fixed maturity securities, equity securities, other invested assets and cash and cash equivalents are exposed to credit risk, which we attempt to mitigate through issuer and industry diversification. Our investment guidelines include limitations on the minimum rating of fixed maturity securities and concentrations of a single issuer.

We also bear credit risk with respect to the reinsurers, which can be significant considering that some loss reserves remain outstanding for an extended period of time. We are required to pay losses even if a reinsurer refuses or fails to meet its obligations to us under the applicable reinsurance agreement(s). We continually monitor the financial condition and financial strength ratings of our reinsurers. Additionally, we bear credit risk with respect to premiums receivable, which is generally diversified due to the large number of entities comprising our policyholder base and their dispersion across many different industries and geographies.

Economic disruptions caused by ongoing financial market volatility, inflationary pressures, geo-political conditions, and tariff uncertainty have impacted the credit risk associated with certain of our investment holdings. As a result, we maintained a $0.4 million and $1.1 million allowance for CECL on our fixed maturity portfolio as of December 31, 2025 and 2024, respectively. See Note 6 in the Notes to our Consolidated Financial Statements.

Interest Rate Risk

Investments

Our fixed maturity securities are exposed to interest rate risk, which is the risk of a change in fair value resulting from changes in prevailing interest rates, which we manage through duration. Our fixed maturity investments (excluding cash and cash equivalents) had a duration of 4.4, which is measured by their sensitivity to changes in interest rates, at December 31, 2025. Our investment strategy balances consideration of duration, yield and credit risk. We continually monitor changes in interest rates and their impact on our liquidity and ability to meet our obligations.

Sensitivity Analysis

The fair values or cash flows of our market sensitive investments are subject to potential losses in future earnings resulting from changes in interest rates and other market conditions. Our sensitivity analysis applies a hypothetical parallel shift in market rates and reflects what we believe are reasonably possible near-term changes in those rates (covering a period of time going forward up to one year from the date of the consolidated financial statements). Actual results may differ from the hypothetical change in market rates assumed in this disclosure. This sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.

We use fair values to measure our potential loss in this model, which includes fixed maturity securities and short-term investments. For invested assets, we use modified duration modeling to calculate changes in fair values. Durations on invested assets are adjusted for call, put, and interest rate reset features. Invested asset portfolio durations are calculated on a market value weighted basis, excluding accrued investment income, using holdings as of December 31, 2025. The estimated changes in fair values on our fixed maturity securities and short-term investments, which had an aggregate value of $2,050.8 million as of December 31, 2025, based on specific changes in interest rates are as follows:

Hypothetical Changes in Interest Rates	Estimated Pre-tax Increase (Decrease) in Fair Value	
	(in millions, except percentages)	
300 basis point rise	$ (256.8)	(12.5)%
200 basis point rise	(171.4)	(8.4)
100 basis point rise	(83.9)	(4.1)
50 basis point decline	39.8	1.9
100 basis point decline	75.9	3.7
200 basis point decline	142.4	6.9
300 basis point decline	209.1	10.2

The most significant assessment of the effects of hypothetical changes in interest rates on investment income would be based on GAAP guidance related to "*Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,*" which requires amortization adjustments for mortgage-backed securities. The rates at which the mortgages underlying mortgage-backed securities are prepaid, and therefore the average life of mortgage-backed securities, can vary depending on changes in interest rates (for example, mortgages tend to prepay faster and the average life of mortgage-backed securities falls when interest rates decline). Adjustments for changes in amortization are based on revised average life assumptions and would have an impact on investment income if a significant portion of our commercial and residential mortgage-backed securities were purchased at significant discounts or premiums to par value. As of December 31, 2025, the par value of our commercial and residential mortgage-backed securities holdings was $832.7 million, and the amortized cost was 99.6% of par value. The commercial and residential mortgage-backed securities portion of the portfolio totaled 37.2% of total investments measured at fair value as of December 31, 2025. Agency-backed residential mortgage pass-throughs totaled $696.2 million, or 86.7%, of the residential mortgage-backed securities portion of the portfolio as of December 31, 2025.

Equity Price Risk

Equity price risk is the risk of a decline in market value of the equity securities we hold in our investment portfolio. Adverse changes in the market prices of the equity securities we hold in our investment portfolio could result in decreases in the fair value of our total assets on our Consolidated Balance Sheets and in net realized and unrealized (losses) gains on our Consolidated Statements of Comprehensive Income (Loss). Economic and market disruptions caused by geo-political conditions, inflationary pressures and tariff uncertainty, have resulted in volatility in the fair value of our equity securities. We mitigate our exposure to equity price risk through dollar-cost averaging and by diversifying our equity holdings across several industry sectors.

The table below shows the sensitivity of our equity securities at fair value to price changes as of December 31, 2025:

(in millions)	Cost	Fair Value	10% Fair Value Decrease	Pre-tax Impact on Decrease in Total Equity Securities	10% Fair Value Increase	Pre-tax Impact on Increase in Total Equity Securities
Equity securities	$ 96.5	$ 184.0	$ 165.6	$ (18.4)	$ 202.4	$ 18.4

Effects of Inflation

In recent years, economic slowdowns, financial market volatility, monetary and fiscal policy measures, heightened geo-political tensions and fluctuations in interest rates have contributed to higher levels of inflation and may continue to lead to elevated levels of inflation in future periods.

Higher levels of inflation than we have anticipated could significantly impact our financial statements and results of operations. Our estimates for losses and LAE include assumptions about the timing of closure and future payment of claims and claims handling expenses, such as medical treatments and litigation costs. Inflation is also incorporated in our reserving process through projections supported by historical loss emergence, and particular consideration was given to medical and hospital inflation rates as these inflation rates have historically exceeded general inflation rates. To the extent inflation causes these costs to increase above established reserves, we will be required to increase those reserves for losses and LAE, reducing our earnings in the period in which our assumptions are revised.

Higher levels of wage inflation can specifically impact the payrolls of our insureds, which is the basis for the premiums we charge, as well as amount of future indemnity losses we may incur.

Higher levels of inflation could also adversely impact certain of our operating expenses and, in the case of wage inflation, could adversely impact our payroll expenses.

Elevated market interest rates in recent years, intended to aid in the suppression of inflation, can negatively impact the market value of our existing fixed maturity investments, despite our ability and intent to hold these investments to maturity. Higher interest rates, however, have also contributed to an increase in our net investment income.

Item 8. Financial Statements and Supplementary Data

The following Financial Statement Schedules are filed in Item 15 of Part IV of this report:

Financial Statement Schedules:

Pursuant to Rule 7-05 of Regulation S-X, Financial Statement Schedules I, III, IV, and V have been omitted as the information to be set forth therein is included in the Notes to Consolidated Financial Statements or has been supplied in another Financial Statement Schedule.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Employers Holdings, Inc. and its Subsidiaries (collectively, the Company) is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive officer and principal financial officer, and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP).

The Company's internal control over financial reporting includes policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of its management and Board; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on this assessment, management did not identify any material weaknesses in the internal control over financial reporting and management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

The Company's independent registered public accounting firm, Ernst & Young LLP, has independently assessed the effectiveness of the Company's internal control over financial reporting. A copy of their report is included in Item 8 of this report.

February 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Employers Holdings, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Employers Holdings, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Employers Holdings, Inc. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules listed in the Index at Item 15 and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
San Francisco, California
February 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Employers Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Employers Holdings, Inc. and Subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of reserve for Unpaid Losses and Loss Adjustment Expenses

Description of the Matter

At December 31, 2025, the liability for incurred but not reported (IBNR) reserves represented a material portion of the $1,805.8 million of unpaid loss and loss adjustment expenses (LAE). As explained in Notes 2 and 9 to the consolidated financial statements, the liability for unpaid losses and LAE represents management's best estimate of the ultimate net cost of all reported and unreported losses incurred for the applicable periods, less payments made. The estimated reserves include the accumulation of estimates for all claims reported prior to the balance sheet date, estimates of claims incurred but not reported, and estimates of expenses for investigating and adjusting all incurred and unadjusted claims. IBNR reserves include an estimate for claims that are incurred but not yet reported, expected development on reported claims and for additional payments on closed claims. There is significant uncertainty inherent in determining management's best estimate of the ultimate loss settlement cost which is used to determine the incurred but not reported claim reserves. In particular, the estimate is sensitive to the selection and weighting of actuarial methods and management's selection of parameters and assumptions including, the pattern with which aggregate claims data will be paid or emerge over time, the magnitude and change in claim settlement activity, the effects of legislative benefit changes and/or judicial decisions, and trends in claim frequency and severity.

Auditing management's best estimate of IBNR reserves was complex due to the highly judgmental nature of the assumptions used in the actuarial reserving process. The significant judgment was primarily due to the sensitivity of management's estimate to the selection of methods and assumptions including the pattern with which aggregate claims data will be paid or emerge over time, which had a significant effect on the valuation of IBNR reserves.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the process for estimating IBNR reserves. This included, among other procedures, testing management review controls in place over the review and approval of methods and assumptions used in estimating IBNR reserves.

To test IBNR reserves, our audit procedures included, among others, testing the completeness and accuracy of the data used in the calculations by testing reconciliations of the underlying claims and policyholder data recorded in the source systems to the actuarial reserving calculations, and comparing a sample of incurred and paid claims to source documentation. With the assistance of EY actuarial specialists, we evaluated the Company's selection and weighting of actuarial methods by comparing the methods and weightings used in the current estimate to our expectations of those used in the industry for the specific types of insurance and age of the claims. To evaluate the significant assumptions used by management, we compared the assumptions to current and historical claims trends. We also compared management's recorded reserves to a range of reasonable reserves estimates calculated independently by our EY actuarial specialists. Additionally, we performed a hindsight analysis of the prior period estimates using subsequent claims development.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2002.
San Francisco, California
February 26, 2026

Employers Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of December 31,	
	2025	**2024**
	(in millions, except share data)	
Assets		
Investments:		
Fixed maturity securities at fair value (amortized cost $2,031.8 at December 31, 2025 and $2,203.1 at December 31, 2024, less CECL allowance of $0.4 at December 31, 2025 and $1.1 at December 31, 2024)	$ 2,040.7	$ 2,097.4
Equity securities at fair value (cost $96.5 at December 31, 2025 and $145.0 at December 31, 2024)	184.0	254.1
Equity securities at cost	7.5	5.7
Other invested assets (cost $79.4 at December 31, 2025 and $90.9 at December 31, 2024)	96.5	106.6
Short-term investments at fair value (amortized cost $10.1 at December 31, 2025 and $0.1 at December 31, 2024)	10.1	0.1
Total investments	2,338.8	2,463.9
Cash and cash equivalents	159.8	68.3
Restricted cash and cash equivalents	0.2	0.2
Accrued investment income	15.5	15.7
Premiums receivable (less CECL allowance of $22.6 at December 31, 2025 and $19.2 at December 31, 2024)	335.4	361.3
Reinsurance recoverable for:		
Paid losses	5.9	6.3
Unpaid losses (less CECL allowance of $0.8 at December 31, 2025 and $0.9 at December 31, 2024)	385.7	411.5
Deferred policy acquisition costs	57.1	59.6
Federal income taxes recoverable	16.1	4.8
Deferred income taxes, net	14.3	38.3
Property and equipment, net	6.5	7.8
Operating lease right-of-use assets	3.7	3.7
Intangible assets, net	13.6	13.6
Goodwill	36.2	36.2
Cloud computing arrangements	12.9	17.3
Other assets	34.9	32.8
Total assets	$ 3,436.6	$ 3,541.3
Liabilities and stockholders' equity		
Claims and policy liabilities:		
Unpaid losses and loss adjustment expenses	$ 1,805.8	$ 1,808.2
Unearned premiums	391.9	402.2
Commissions and premium taxes payable	59.9	65.8
Accounts payable and accrued expenses	23.4	21.2
Deferred reinsurance gain—LPT Agreement	88.0	94.0
Short-term debt	16.0	—
Non-cancellable obligations	7.7	13.8
Operating lease liability	3.9	4.2
Long-term debt	19.0	—
Other liabilities	65.3	63.2
Total liabilities	$ 2,480.9	$ 2,472.6
Commitments and contingencies (Note 12)		

Employers Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of December 31,	
	2025	**2024**
	(in millions, except share data)	
Stockholders' equity:		
Common stock, $0.01 par value; 150,000,000 shares authorized; 58,276,637 and 58,184,861 shares issued and 20,342,135 and 24,556,706 shares outstanding at December 31, 2025 and 2024, respectively	$ 0.6	$ 0.6
Preferred stock, $0.01 par value; 25,000,000 shares authorized; none issued	—	—
Additional paid-in capital	427.8	424.2
Retained earnings	1,453.8	1,472.9
Accumulated other comprehensive income (loss), net of tax	7.3	(82.5)
Treasury stock, at cost (37,934,502 shares at December 31, 2025 and 33,628,155 shares at December 31, 2024)	(933.8)	(746.5)
Total stockholders' equity	955.7	1,068.7
Total liabilities and stockholders' equity	$ 3,436.6	$ 3,541.3

See accompanying notes.

Employers Holdings, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	Years Ended December 31,		
	2025	**2024**	**2023**
Revenues	(in millions, except per share data)		
Net premiums earned	$ 761.9	$ 749.5	$ 721.9
Net investment income	116.7	107.0	106.5
Net realized and unrealized (losses) gains on investments	(20.4)	24.1	22.7
Other income (loss)	0.5	0.1	(0.2)
Total revenues	858.7	880.7	850.9
Expenses			
Losses and loss adjustment expenses	581.8	456.2	405.7
Commission expense	97.9	101.2	100.0
Underwriting expenses	165.4	176.5	180.0
Interest and financing expenses	0.5	0.1	5.8
Other non-recurring expenses	1.1	—	11.0
Total expenses	846.7	734.0	702.5
Net income before income taxes	12.0	146.7	148.4
Income tax expense	1.2	28.1	30.3
Net income	$ 10.8	$ 118.6	$ 118.1
Comprehensive income			
Unrealized AFS investment gains (losses) during the period, net of tax (expense) benefit of $(12.5), $0.9, and $(12.3) for the years ended December 31, 2025, 2024, and 2023, respectively	$ 46.6	$ (3.5)	$ 46.6
Reclassification adjustment for realized AFS investment losses in net income, net of tax (benefit) of $(11.5), $(1.8), and $(1.7) for the years ended December 31, 2025, 2024, and 2023, respectively	43.2	7.0	6.3
Other comprehensive income, net of tax	89.8	3.5	52.9
Total comprehensive income	$ 100.6	$ 122.1	$ 171.0
Earnings per common share (Note 18):			
Basic	$ 0.46	$ 4.73	$ 4.48
Diluted	$ 0.46	$ 4.71	$ 4.45
Cash dividends declared per common share and eligible equity plan awards	$ 1.26	$ 1.18	$ 1.10

See accompanying notes.

Employers Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income, Net of Tax	Treasury Stock, at Cost	Total Stockholders' Equity
	Shares	Amount					
	(in millions, except share data)						
Balance, January 1, 2023	57,876,287	$ 0.6	$ 414.6	$ 1,295.6	$ (138.9)	$ (627.7)	$ 944.2
Stock-based obligations (Note 14)	—	—	6.1	—	—	—	6.1
Stock options exercised	23,500	—	0.7	—	—	—	0.7
Vesting of RSUs and PSUs, net of shares withheld to satisfy minimum tax withholding (Note 14)	156,181	—	(1.6)	—	—	—	(1.6)
Acquisitions of common stock (Note 13)	—	—	—	—	—	(77.1)	(77.1)
Dividends declared	—	—	—	(29.4)	—	—	(29.4)
Net income for the year	—	—	—	118.1	—	—	118.1
Change in net unrealized losses on AFS investments, net of taxes of $(14.0)	—	—	—	—	52.9	—	52.9
Balance, December 31, 2023	58,055,968	$ 0.6	$ 419.8	$ 1,384.3	$ (86.0)	$ (704.8)	$ 1,013.9
Balance, January 1, 2024	58,055,968	$ 0.6	$ 419.8	$ 1,384.3	$ (86.0)	$ (704.8)	$ 1,013.9
Stock-based obligations (Note 14)	—	—	6.2	—	—	—	6.2
Vesting of RSUs and PSUs, net of shares withheld to satisfy minimum tax withholding (Note 14)	128,893	—	(1.8)	—	—	—	(1.8)
Acquisition of common stock (Note 13)	—	—	—	—	—	(41.7)	(41.7)
Dividends declared	—	—	—	(30.0)	—	—	(30.0)
Net income for the year	—	—	—	118.6	—	—	118.6
Change in net unrealized losses on AFS investments, net of taxes of $(0.9)	—	—	—	—	3.5	—	3.5
Balance, December 31, 2024	58,184,861	$ 0.6	$ 424.2	$ 1,472.9	$ (82.5)	$ (746.5)	$ 1,068.7
Balance, January 1, 2025	58,184,861	$ 0.6	$ 424.2	$ 1,472.9	$ (82.5)	$ (746.5)	$ 1,068.7
Stock-based obligations (Note 14)	—	—	5.0	—	—	—	5.0
Vesting of RSUs and PSUs, net of shares withheld to satisfy minimum tax withholding (Note 14)	91,776	—	(1.4)	—	—	—	(1.4)
Acquisition of common stock (Note 13)	—	—	—	—	—	(187.3)	(187.3)
Dividends declared	—	—	—	(29.9)	—	—	(29.9)
Net income for the year	—	—	—	10.8	—	—	10.8
Change in net unrealized losses on AFS investments, net of taxes of $(24.0)	—	—	—	—	89.8	—	89.8
Balance, December 31, 2025	58,276,637	$ 0.6	$ 427.8	$ 1,453.8	$ 7.3	$ (933.8)	$ 955.7

See accompanying notes.

Employers Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2025	**2024**	**2023**
Operating activities	(in millions)		
Net income	$ 10.8	$ 118.6	$ 118.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3.6	3.6	4.8
Stock-based compensation	5.0	6.3	6.2
Amortization of cloud computing arrangements	7.6	13.1	16.7
Amortization of discounts and premiums on investments, net	(2.5)	(1.0)	2.4
Allowance for expected credit losses	3.3	1.3	5.1
Deferred income tax (benefit) expense	0.1	4.1	5.3
Net realized and unrealized losses (gains) on investments	20.4	(24.1)	(22.7)
Asset impairment and related charges	—	—	4.2
Noncash operating lease term adjustment	—	—	(1.0)
Change in operating assets and liabilities:			
Premiums receivable	22.5	(3.2)	(58.6)
Reinsurance recoverable on paid and unpaid losses	26.3	16.0	17.5
Cloud computing arrangements	(3.2)	(2.4)	(3.4)
Operating lease right-of-use-assets	—	1.4	6.4
Current federal income taxes	(11.3)	(8.4)	(6.7)
Unpaid losses and loss adjustment expenses	(2.4)	(76.3)	(76.2)
Unearned premiums	(10.3)	22.5	40.2
Accounts payable, accrued expenses and other liabilities	(6.2)	3.3	3.7
Deferred reinsurance gain–LPT Agreement	(6.0)	(5.2)	(6.9)
Contingent commission receivable–LPT Agreement	—	14.2	(0.3)
Operating lease liabilities	(0.3)	(1.7)	(6.7)
Non-cancellable obligations	(6.1)	(3.2)	(9.1)
Other	(6.6)	(2.5)	10.4
Net cash provided by operating activities	44.7	76.4	49.4
Investing activities			
Purchases of fixed maturity securities	(770.0)	(722.4)	(416.4)
Purchases of equity securities	(64.2)	(61.4)	(39.8)
Purchases of short-term investments	(21.1)	(39.8)	(68.7)
Purchases of other invested assets	(4.8)	(18.3)	(34.1)
Distributions from other invested assets	16.3	9.9	6.0
Proceeds from sale of fixed maturity securities	675.1	342.8	558.0
Proceeds from sale of equity securities	165.2	45.0	53.2
Proceeds from maturities and redemptions of fixed maturity securities	213.1	214.7	162.7
Proceeds from sales and maturities of short-term investments	11.3	73.1	157.0
Net change in unsettled investment purchases and sales	7.2	1.6	1.6
Capital expenditures and other	(2.2)	(4.9)	(2.2)
Net cash provided by (used in) investing activities	225.9	(159.7)	377.3
Financing activities			
Acquisition of common stock and excise tax payments	(182.8)	(42.6)	(76.1)
Cash transactions related to stock-based compensation	(1.4)	(1.8)	(1.0)
Dividends paid to stockholders	(29.9)	(30.3)	(29.7)
Proceeds of short-term and long-term debt	35.0	—	—
Repayments of FHLB advances	—	—	(182.5)
Payments on finance leases	—	(0.1)	(0.2)
Net cash used in financing activities	(179.1)	(74.8)	(289.5)
Net increase (decrease) in cash, cash equivalents, and restricted cash	91.5	(158.1)	137.2

Cash, cash equivalents, and restricted cash at the beginning of the period		68.5		226.6		89.4
Cash, cash equivalents, and restricted cash at the end of the period	$	160.0	$	68.5	$	226.6
Cash paid for federal income taxes	$	11.6	$	31.0	$	30.4
Cash paid for state income taxes	$	0.8	$	1.4	$	1.5
Cash paid for interest	$	0.5	$	0.1	$	5.8
Non-cash transactions						
Financed property and equipment purchases	$	0.1	$	0.1	$	—

The following table presents our cash, cash equivalents, and restricted cash by category within the Consolidated Balance Sheets:

		As of December 31, 2025		As of December 31, 2024
		(in millions)		
Cash and cash equivalents	$	159.8	$	68.3
Restricted cash and cash equivalents		0.2		0.2
Total cash, cash equivalents and restricted cash	$	160.0	$	68.5

See accompanying notes.

1. Basis of Presentation and Summary of Operations

Nature of Operations and Organization

Employers Holdings, Inc. (EHI) is a Nevada holding company. Through its wholly owned insurance subsidiaries, Employers Insurance Company of Nevada (EICN), Employers Compensation Insurance Company (ECIC), Employers Preferred Insurance Company (EPIC), Employers Assurance Company (EAC), and Cerity Insurance Company (CIC), EHI is engaged in the commercial property and casualty insurance industry, specializing in workers' compensation products and services. Unless otherwise indicated, all references to the "Company" refer to EHI, together with its subsidiaries.

In 1999, the Nevada State Industrial Insurance System (the Fund) entered into a retroactive 100% quota share reinsurance agreement (LPT Agreement) through a loss portfolio transfer transaction with third party reinsurers. The LPT Agreement commenced on June 30, 1999 and will remain in effect until: (i) all claims under the covered policies have closed; (ii) the LPT Agreement is commuted or terminated upon the mutual agreement of the parties; or (iii) the reinsurers' aggregate maximum limit of liability is exhausted, whichever occurs first. The LPT Agreement does not provide for any additional termination terms. On January 1, 2000, EICN assumed all of the assets, liabilities and operations of the Fund, including the Fund's rights and obligations associated with the LPT Agreement. See Notes 2 and 10.

The Company accounts for the LPT Agreement as retroactive reinsurance. Upon entry into the LPT Agreement, an initial deferred reinsurance gain (Deferred Gain) was recorded as a liability on the Company's Consolidated Balance Sheets. The Company was also entitled to receive a contingent profit commission (Contingent Commission) under the LPT Agreement through June 30, 2024 (See Note 2–Reinsurance).

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). All intercompany transactions and balances have been eliminated in consolidation.

The Company operates as a single operating segment, *Insurance Operations*, through its wholly owned subsidiaries. Detailed financial information about the Company's single operating segment is presented in Note 19.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. As a result, actual results could differ from these estimates. The most significant areas that require management judgment are the estimate of unpaid losses and loss adjustment expenses (LAE), evaluation of reinsurance recoverables, recognition of premium revenue, recoverability of deferred income taxes, and valuation of investments.

Reclassifications

Certain prior period information has been reclassified to conform to the current period presentation.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all liquid investments with maturities of less than three months, as measured from the date of purchase, to be cash equivalents.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents represent cash and cash equivalents held in trust in order to secure certain of the Company's obligations and, accordingly, are restricted as to withdrawal or usage. As of December 31, 2025 and 2024 the Company held $3.1 million and $3.0 million, respectively, in cash and investments in trust for reinsurance obligations, of which $0.2 million, represented restricted cash and cash equivalents for each year.

Short-Term Investments

The Company considers all liquid investments with maturities of between three and twelve months, as measured from the date of purchase, to be short-term investments.

Investment Securities

The Company's investments in fixed maturity securities and short-term investments are classified as available-for-sale (AFS) and are reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of deferred taxes, in Accumulated other comprehensive income (loss) on the Company's Consolidated Balance Sheets.

The Company's investments in equity securities at fair value are not classified as AFS and changes in fair value are included in Net realized and unrealized (losses) gains on investments on the Company's Consolidated Statements of Comprehensive Income (Loss). The Company's investment in FHLB stock is presented within Equity securities at cost on the Company's Consolidated Balance Sheets.

The Company's investments in other invested assets are reported at net asset value and changes in the value of these investments are included in Net realized and unrealized (losses) gains on investments on the Company's Consolidated Statements of Comprehensive Income (Loss).

The Company's investments in fixed maturity securities are presented net of an allowance for current expected credit losses (CECL). The Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria is met, the security's amortized cost basis is written down to its fair value. For AFS debt securities that do not meet either criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. The changes in the Company's allowance for CECL on investments are included in Net realized and unrealized (losses) gains on investments on the Company's Consolidated Statements of Comprehensive Income (Loss) (see Note 6).

Investment income consists primarily of interest and dividends generated by investment securities. Interest is recorded as earned on an accrual basis and dividends are recorded as earned at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined using the effective-yield method based on estimated principal repayments. Mortgage-backed securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method.

Realized gains and losses on investments are determined on a specific-identification basis.

Recognition of Revenue and Expense

Revenue Recognition

Premiums written are recognized as revenues, net of any applicable underlying reinsurance coverage, and recognized as premiums earned, over the period of the contract in proportion to the amount of insurance protection provided. At the end of the policy term, premium audits are performed on substantially all policyholder accounts to determine the actual amount of net premiums earned for that policy year. Earned but unbilled premiums include estimated future audit premiums based on the Company's historical experience. These estimates are subject to changes in policyholders' payrolls and employee job classifications, economic conditions, and seasonality, and are continually reviewed and adjusted as experience develops or new information becomes known. Audit premium adjustments are included in premiums earned; however, these adjustments are partially offset by the resulting changes in losses and LAE, commission expenses, and premium taxes. The Company's premiums receivable on its Consolidated Balance Sheets included $10.8 million and $25.7 million of additional premiums expected to be received from policyholders for premium audits at December 31, 2025 and 2024, respectively.

The Company establishes an allowance for CECL (see Note 6) on its premiums receivable through a charge included in underwriting expenses in its Consolidated Statements of Comprehensive Income (Loss). This allowance for CECL is determined based on estimates (collectability and historical payment patterns) and assumptions to project future experience. After all collection efforts have been exhausted, the Company reduces the allowance for CECL for write-offs of premiums receivable that have been deemed uncollectible. The Company's allowance for CECL was $22.6 million and $19.2 million at December 31, 2025 and 2024, respectively. The Company had write-offs charged against CECL of $8.7 million, $13.8 million, and $3.9 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Deferred Policy Acquisition Costs

Policy acquisition costs, those costs that relate directly to the successful acquisition of new or renewal insurance contracts, including underwriting, policy issuance and processing, medical and inspection, sales force contract selling and commissions are deferred and amortized as the related premiums are earned. Amortization of deferred policy acquisition costs for the years ended December 31, 2025, 2024, and 2023, was $123.2 million, $119.6 million, and $113.8 million, respectively.

If the sum of a policy's expected losses and LAE and deferred policy acquisition costs exceeds the related unearned premiums and projected investment income, a premium deficiency is determined to exist. In this event, deferred policy acquisition costs are immediately expensed to the extent necessary to eliminate the premium deficiency. If the premium deficiency exceeds deferred acquisition costs, a liability is accrued for the excess deficiency. There were no premium deficiency adjustments recognized during the years ended December 31, 2025, 2024, and 2023.

Unpaid Loss and LAE Reserves

Unpaid loss and LAE reserves represent management's best estimate of the ultimate net cost of all reported and unreported losses incurred for the applicable periods, less payments made. The estimated reserves for losses and LAE include the accumulation of estimates for all claims reported prior to the balance sheet date, estimates of claims incurred but not reported, and estimates of expenses for investigating and adjusting all incurred and unadjusted claims (based on projections of relevant historical data). Amounts reported are subject to the impact of future changes in economic, regulatory and social conditions. Management believes that, subject to the inherent variability in any such estimate, the reserves are within a reasonable and acceptable range of adequacy. Estimates for claims prior to the balance sheet date are continually monitored and reviewed, and as settlements are made or reserves adjusted, the differences are reported in current operations. Salvage and subrogation recoveries are estimated based on a review of the level of historical salvage and subrogation recoveries.

Reinsurance

In the ordinary course of business, the Company purchases excess of loss reinsurance in order to protect it against the impact of large and/or catastrophic losses. The Company is also a party to the LPT Agreement (see Note 10). These reinsurance arrangements reduce the Company's exposure to such losses since its reinsurers are liable to the Company to the extent of the reinsurance protection provided. However, the Company remains liable for all losses it incurs to the extent that any reinsurer is unable or unwilling to make timely payments under its reinsurance agreements.

Balances due from reinsurers on unpaid losses, including an estimate of such recoverables related to reserves for incurred but not reported losses, are reported as reinsurance recoverables on the Company's Consolidated Balance Sheets. Reinsurance recoverables on paid losses represent amounts currently due from reinsurers. Reinsurance recoverables on unpaid losses represent amounts that will be collectible from reinsurers once the losses are paid. Reinsurance recoverables on unpaid losses and LAE amounted to $385.7 million and $411.5 million at December 31, 2025 and 2024, respectively.

The Company's reinsurance recoverables are presented net of an allowance for CECL. The changes in the Company's allowance for CECL are included in underwriting expenses on the Company's Consolidated Statements of Comprehensive Income (Loss) (see Note 6). This allowance for CECL is determined based on historical information, financial strength of reinsurers, collateralization amounts and ratings to determine the appropriateness of the allowance.

Ceded reinsurance premiums are accounted for on a basis consistent with those used in accounting for the underlying premiums, and are reported as reductions to arrive at net premiums written and earned.

Ceded losses and LAE are also accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the relevant reinsurance agreement, and are recorded as reductions to losses and LAE incurred.

Pursuant to the LPT Agreement, LAE is deemed to be 7% of total losses paid and is payable to the Company as compensation for management of the claims under the LPT Agreement. The Deferred reinsurance gain–LPT Agreement (Deferred Gain) is amortized using the recovery method, whereby the amortization is determined by the proportion of actual reinsurance recoveries to total estimated recoveries through the life of the LPT Agreement, and is recorded in losses and LAE incurred in the Company's Consolidated Statements of Comprehensive Income (Loss). Any adjustment to the estimated loss and LAE reserves ceded under the LPT Agreement results in a cumulative adjustment to the Deferred Gain, which is also recognized in losses and LAE incurred in the Company's Consolidated Statements of Comprehensive Income (Loss), such that the Deferred Gain reflects the balance that would have existed had the revised reserves been recognized at the inception of the LPT Agreement (LPT Reserve Adjustment).

Additionally, the Company was entitled to a Contingent Commission under the LPT Agreement through June 30, 2024. The Contingent Commission was equal to 30% of the favorable difference between actual paid losses and LAE and expected paid losses and LAE as established in the LPT Agreement based on losses paid through that date. The Company recorded an estimate of Contingent Commission on its Consolidated Balance Sheets as Contingent commission receivable–LPT Agreement and a corresponding liability was recorded as Deferred reinsurance gain–LPT Agreement. The Contingent commission receivable–LPT Agreement was reduced as amounts were received from participating reinsurers. The Contingent Commission was payable every five years beginning June 30, 2004, and the final payment of the Contingent Commission of $14.6 million was received in 2024.

The amortization of the Contingent Commission was determined by the proportion of actual reinsurance recoveries to total estimated recoveries over the life of the Contingent Commission and was recorded in losses and LAE incurred in the

Company's Consolidated Statements of Comprehensive Income (Loss). Any adjustment to the Contingent Commission under the LPT Agreement resulted in a cumulative adjustment to the Deferred Gain, which was also recognized in losses and LAE incurred in the Company's Consolidated Statements of Comprehensive Income (Loss), such that the Deferred Gain reflects the balance that would have existed had the revised Contingent Commission been recognized at the inception of the LPT Agreement (LPT Contingent Commission Adjustment).

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation (see Note 7). Expenditures for maintenance and repairs are charged against operations as incurred.

Electronic data processing equipment, software, furniture and equipment, and automobiles are depreciated using the straight-line method over 3 to 7 years. Leasehold improvements are carried at cost less accumulated amortization. The Company amortizes leasehold improvements using the straight-line method over the lesser of the useful life of the asset or the remaining original lease term, excluding options or renewal periods. Leasehold improvements are generally amortized over 3 to 8 years.

Cloud Computing Arrangements

The Company capitalizes software license fees and implementation costs associated with hosting arrangements that are service contracts. These amounts are included in Cloud computing arrangements on the Company's Consolidated Balance Sheets. Amortization of the software license fees is calculated using the straight-line method over the term of the service contract or based on the expected utilization of the asset. Amortization of the implementation costs are calculated using the straight-line method based on the term of the service contract and commence once the module or component is ready for its intended use, regardless of whether the hosted software has been placed into service, and will be recognized over the remaining life of the service contract.

Operating leases

The Company determines if an arrangement is a lease at the inception of the transaction. Leased office property meets the definition of operating leases under ASC 842 and is presented as a right-of-use asset (ROU asset) and lease liability on the Company's Consolidated Balance Sheets. ROU assets represent the right to use an underlying asset for the lease payments arising from the lease transaction. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. The Company uses collateralized incremental borrowing rates to determine the present value of lease payments. The ROU assets also include lease payments less any lease incentives within a lease agreement. The Company's lease terms may include options to extend or terminate a lease. Lease expense for lease payments is recognized on a straight-line basis over the lease term. See Note 12 for additional disclosures related to operating leases.

Finance Leases

Leased property and equipment meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Financing leases for automobiles are included in property and equipment in other liabilities on the Company's Consolidated Balance Sheets. Amortization is calculated using the straight-line method based on the term of the lease and is included in the depreciation expense of property and equipment. See Note 12 for additional disclosures related to finance leases.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes tax positions that are determined to be more likely than not of being sustained upon examination. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company recognizes deferred tax assets when it determines that such assets are more likely than not to be realized in future periods. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, tax-planning strategies, projected future taxable income, projected future tax rates, and results of recent operations. If the Company determines that it is not more likely than not that it could realize its deferred tax assets in future periods, it would establish a deferred tax asset valuation allowance that would increase the Company's provision for income taxes. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company recognizes accrued interest and penalties, if any, in income taxes. For the years ended December 31, 2025 and 2024, the Company incurred no material interest and penalties.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents (including restricted cash equivalents), short-term investments, investment securities, premiums receivable, and reinsurance recoverable balances.

The Company's cash equivalents and short-term investments include investments in money market securities and securities backed by the U.S. government. The Company's investment securities are diversified throughout many industries and geographic regions and include investments in U.S. government and U.S. government-sponsored enterprises. The Company believes that it has no significant concentrations of credit risk from a single issue or issuer within its cash equivalents, short-term investments and investment securities, other than concentrations in U.S. government and U.S. government-sponsored enterprises.

The Company's premiums receivable are generally diversified due to the large number of entities composing the Company's policyholder base and their dispersion across many different industries.

The Company monitors the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

Fair Value of Financial Instruments

The fair values of the Company's financial instruments have been determined using available market information and other appropriate valuation methodologies. Judgment is required in developing fair value estimates where quoted market prices are not available. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimating methodologies may have an effect on the estimated fair value amounts.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents, short-term investments, premiums receivable, accounts payable and accrued expenses, and other liabilities. The carrying amounts for each of these financial instruments as reported in the Company's Consolidated Balance Sheets approximate their fair values.

Investment securities. The Company's investment securities are predominantly valued on the basis of actual market transactions or observable inputs. A small portion of the Company's investment securities are valued on the basis of pricing models with significant unobservable inputs or nonbinding broker quotes (see Note 4).

Goodwill and Other Intangible Assets

The Company formally tests for impairment of goodwill and intangible assets in the fourth quarter of each year. At the end of each quarter, management further considers the results of the previous analysis as well as any recent developments that may constitute triggering events requiring the impairment analysis of goodwill and other intangible assets to be updated. The Company assessed the effects of current economic conditions on the Company's financial condition and results of operations and changes in the Company's fair value and determined that there were no impairments of these assets as of December 31, 2025 and 2024. The Company's goodwill was $36.2 million as of both December 31, 2025 and 2024.

Intangible assets related to state licenses are not subject to amortization. Intangible assets related to insurance relationships were amortized in proportion to the expected period of benefit and were fully amortized as of December 31, 2018.

The gross carrying value, accumulated amortization, and net carrying value for the Company's intangible assets, by major class, as of December 31, were as follows:

	2025			2024		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in millions)					
State licenses	$ 13.5	$ —	$ 13.5	$ 13.5	$ —	$ 13.5
Insurance relationships	9.4	$ (9.4)	—	9.4	(9.4)	—
Other	0.1	—	0.1	0.1	—	0.1
Total	$ 23.0	$ (9.4)	$ 13.6	$ 23.0	$ (9.4)	$ 13.6

There was no amortization expense in 2025 or 2024. Amortization expenses, when recognized, are included in the Company's Consolidated Statements of Comprehensive Income (Loss) in underwriting expenses.

Stock-Based Compensation

The Company provides stock-based compensation to its directors and certain of its employees, which is recognized in its Consolidated Statements of Comprehensive Income (Loss) and based on estimated grant date fair values over the relevant service period (see Note 14).

3. New Accounting Standards

Recently Issued Accounting Standards

In December 2025 the Financial Accounting Standards Board (FASB) issued *ASU 2025-11 Interim Reporting (Topic 270)*. The amendments in this update clarify the interim disclosure requirements under GAAP and the applicability of Topic 270, Interim Reporting. The amendments in this update provides a comprehensive list of interim disclosures currently required by GAAP and is intended to clarify existing requirements rather than expand or reduce them. The amendments also introduce a disclosure principle requiring entities to disclose events occurring since the end of the most recent annual reporting period that have a material impact on the entity, even if such disclosures are not specifically identified in Topic 270. In addition, the Update clarifies the scope of Topic 270, the types of interim reporting, and the form and content of interim financial statements prepared in accordance with GAAP. This update is effective for interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Company will adopt this standard when it becomes effective.

In September 2025, the FASB issued *ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40)*. The amendments in this update eliminate all references to project stages and requires capitalization of software costs when: (i) management authorizes and commits to funding the software project, and (ii) it is probable the software project will be completed and used as intended, known as the "probable-to-completion recognition threshold." Entities must consider whether there is significant uncertainty associated with the development activities of the software in determining if the threshold is met. To determine whether significant development uncertainty exists, the amendment considers the following: (i) whether uncertainties related to novel or unproven software functions or features, if identified, have been resolved through coding and testing, and (ii) whether the software's required functions and performance criteria have been defined or are still being revised. In addition, the amendments in the update specify that property, plant and equipment disclosure requirements are required for capitalized internal-use software costs, regardless of financial statement presentation and also incorporate the recognition requirements for website-specific development costs. This update is effective for fiscal years beginning after December 15, 2027 and interim periods within those fiscal years. Entities may apply the guidance using a prospective, retrospective or modified transition approach. The Company will adopt this standard when it becomes effective.

In November 2024, the FASB issued *ASU 2024-03, Income Statement - Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)*. The amendments in this update require further disaggregation of certain relevant costs and expenses into specified categories in disclosures within the footnotes to the financial statements at each interim and annual reporting period. Relevant expense captions required to be disclosed include the following, as applicable: (i) purchases of inventory; (ii) employee compensation; (iii) depreciation; (iv) intangible asset amortization; and (v) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (or other depletion expenses). Also, the amendments require a qualitative description of the amounts of other items remaining in relevant expense captions that are not separately disaggregated. In addition, a separate disclosure of the total amount of selling expenses should be presented and, in annual reporting periods, an entity's definition of selling expenses should be disclosed. This update is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company will adopt this standard when it becomes effective.

Recently Adopted Accounting Standards

In November 2023, the FASB issued *ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures*. The amendments in this update improve disclosures about reportable segments and provide more detailed information about a reportable segment's expenses. Specifically, the amendments in this update require that a public entity disclose, on an annual and interim basis: (i) significant segment expenses that are regularly provided to the CODM; (ii) an amount for other segment items by reportable segment and a description of their composition; (iii) all annual disclosures about a reportable segment's profit or loss and assets currently required by Topic 280 in interim periods; (iv) the measures the CODM uses in assessing performance and allocating resources; and (v) the title and position of the CODM. Public entities that have a single reporting segment are also required to provide all the disclosures required by this amendment, along with all existing segment disclosures in Topic 280. This update is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this update as of December 31, 2024 (see Note 19).

In December 2023, the FASB issued *ASU 2023-09, Income Taxes (Topic 740)*. This update requires public business entities to annually disclose specific categories within the income tax rate reconciliation, and provide additional information for reconciling items that meet a certain quantitative threshold. Additionally, the amendments in this update require entities to disclose certain information about income taxes paid, income tax disaggregation, disclosures around unrecognized tax benefits, and the removal of disclosures related to temporary differences surrounding deferred tax liabilities to enhance the transparency and decision usefulness of income tax disclosures. This update is effective for fiscal years beginning after December 15, 2024 and early adoption is permitted. The Company early adopted this update as of December 31, 2023 (see Note 8).

4. Valuation of Financial Instruments

Financial Instruments Carried at Fair Value

The carrying value and the estimated fair value of the Company's financial instruments at fair value were as follows as of December 31:

	2025		2024	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets	(in millions)			
Total investments at fair value (Note 5)	$ 2,234.8	$ 2,234.8	$ 2,351.6	$ 2,351.6
Cash and cash equivalents	159.8	159.8	68.3	68.3
Restricted cash and cash equivalents	0.2	0.2	0.2	0.2
Financial liabilities				
Debt obligations (Note 11)	$ 35.0	$ 35.0	$ —	$ —

Assets and liabilities recorded at fair value on the Company's Consolidated Balance Sheets are categorized based upon the levels of judgment associated with the inputs used to measure their fair value. Level inputs are defined as follows:

- Level 1 - Inputs are unadjusted quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2 - Inputs other than Level 1 prices that are observable for similar assets or liabilities through corroboration with market data at the measurement date.

- Level 3 - Inputs that are unobservable that reflect management's best estimate of what willing market participants would use in pricing the assets or liabilities at the measurement date.

The Company uses third party pricing services to assist with its investment accounting function. The ultimate pricing source varies depending on the investment security and pricing service used, but investment securities valued on the basis of observable inputs (Levels 1 and 2) are generally assigned values on the basis of actual transactions. Securities valued on the basis of pricing models with significant unobservable inputs or non-binding broker quotes are classified as Level 3. The Company performs quarterly analyses on the prices it receives from third parties to determine whether the prices are reasonable estimates of fair value, including confirming the fair values of these securities through observable market prices using an alternative pricing source, as it is ultimately management's responsibility to ensure that the fair values reflected in the Company's consolidated financial statements are appropriate. If differences are noted in these analyses, the Company may obtain additional information from other pricing services to validate the quoted price.

The Company bases all of its estimates of fair value for assets on bid prices, when available, as they represent what a third-party market participant would be willing to pay in an arm's length transaction.

For securities not actively traded, third party pricing services may use quoted market prices of similar instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, broker quotes, benchmark yields, credit spreads, default rates, and prepayment speed assumptions. There were no material adjustments to the valuation methodology utilized by third party pricing services as of December 31, 2025 and 2024.

These methods of valuation only produce an estimate of fair value if there is objectively verifiable information to produce a valuation. If objectively verifiable information is not available, the Company would be required to produce an estimate of fair value using some of the same methodologies, making assumptions for market-based inputs that are unavailable.

As of December 31, 2025, the Company held $72.3 million of fixed maturity securities at fair value that were designated Level 3. These private placement securities were designated as Level 3 securities due to the limited amount of observable market information available.

The following table presents the Company's investments at fair value and the corresponding fair value measurements.

	December 31, 2025			December 31, 2024		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
			(in millions)			
Fixed maturity securities						
U.S. Treasuries	$ —	$ 80.1	$ —	$ —	$ 59.3	$ —
States and municipalities	—	159.9	—	—	159.3	—
Corporate securities	—	600.8	54.5	—	751.7	51.3
Residential mortgage-backed securities	—	799.9	3.0	—	619.7	—
Commercial mortgage-backed securities	—	28.9	—	—	65.2	—
Asset-backed securities	—	150.3	12.8	—	199.7	14.3
Collateralized loan obligations	—	12.5	—	—	35.3	—
Foreign government securities	—	—	2.0	—	9.5	—
Other securities	—	136.0	—	—	132.1	—
Total fixed maturity securities	$ —	$ 1,968.4	$ 72.3	$ —	$ 2,031.8	$ 65.6
Equity securities at fair value						
Industrial and miscellaneous	$ 157.9	$ —	$ —	$ 215.1	$ —	$ —
Other	26.1	—	—	39.0	—	—
Total equity securities at fair value	$ 184.0	$ —	$ —	$ 254.1	$ —	$ —
Short-term investments	$ —	$ 10.1	$ —	$ 0.1	$ —	$ —
Total investments at fair value	$ 184.0	$ 1,978.5	$ 72.3	$ 254.2	$ 2,031.8	$ 65.6

The following table provides a reconciliation of the beginning and ending balances that are measured using Level 3 inputs.

	Years Ended December 31,	
	2025	2024
	(in millions)	
Beginning balance	$ 65.6	$ 46.2
Purchases	10.0	21.5
Sales	(5.1)	(2.2)
Unrealized gains included in comprehensive income or loss	1.8	0.1
Ending balance	$ 72.3	$ 65.6

Financial Instruments Carried at Cost

Each of the Company's insurance subsidiaries are members of the Federal Home Loan Bank of San Francisco (FHLB). Members are required to purchase a designated amount of FHLB capital stock to maintain their membership, in addition to maintaining collateral deposits that back any funds advanced and standby letters of credit issued (See Note 11). The Company's investment in FHLB stock is recorded at cost, which approximates fair value, as purchases and sales of these securities are at par value with the issuer. FHLB stock is considered a restricted security and is periodically evaluated by the Company for impairment based on the estimated ultimate recovery of par value.

Financial Instruments Carried at Net Asset Value (NAV)

The Company has investments in private equity limited partnership interests that are included in Other invested assets on the Company's Consolidated Balance Sheets. These investments do not have readily determinable fair values and are carried at net asset value (NAV) and therefore are excluded from the fair value hierarchy. The Company initially estimates the value of these investments using the transaction price. In subsequent periods, the Company measures these investments using NAV per share provided quarterly by the general partner, based on financial statements that are audited annually. These investments are generally not redeemable by the investees and cannot be sold without approval of the general partner. These investments have a fund term of 3 to 12 years, subject to two or three one-year extensions at the general partner's discretion. The Company periodically receives and recognizes as Net investment income on the Company's Consolidated Statements of Comprehensive Income (Loss) distributions of proceeds from dividends and interest from fund investments, as well as any realized gains associated with dispositions of fund investments during the full course of the fund term. As of December 31, 2025 and 2024, the Company had unfunded commitments to these private equity limited partnerships totaling $11.3 million and $15.6 million, respectively.

Additionally, certain cash equivalents, principally money market securities, are measured using NAV, which approximates fair value.

The following table presents cash and investments carried at NAV on the Company's Consolidated Balance Sheets.

	December 31, 2025	December 31, 2024
	(in millions)	
Cash equivalents measured at NAV	110.9	30.7
Other invested assets carried at NAV	96.5	106.6

5. Investments

The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of the Company's AFS investments were as follows:

	Amortized Cost	Allowance for CECL	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
			(in millions)		
At December 31, 2025					
Fixed maturity securities					
U.S. Treasuries	$ 80.0	$ —	$ 1.0	$ (0.9)	$ 80.1
States and municipalities	156.5	—	4.2	(0.8)	159.9
Corporate securities	654.8	—	12.7	(12.2)	655.3
Residential mortgage-backed securities	800.5	—	4.8	(2.4)	802.9
Commercial mortgage-backed securities	28.6	—	0.3	—	28.9
Asset-backed securities	160.9	—	2.3	(0.1)	163.1
Collateralized loan obligations	12.5	—	—	—	12.5
Foreign government securities	2.0	—	—	—	2.0
Other securities[1]	136.0	(0.4)	0.7	(0.3)	136.0
Total fixed maturity securities	2,031.8	(0.4)	26.0	(16.7)	2,040.7
Short-term investments	10.1	—	—	—	10.1
Total AFS investments	$ 2,041.9	$ (0.4)	$ 26.0	$ (16.7)	$ 2,050.8
At December 31, 2024					
Fixed maturity securities					
U.S. Treasuries	$ 61.4	$ —	$ 0.2	$ (2.3)	$ 59.3
States and municipalities	163.0	—	1.1	(4.8)	159.3
Corporate securities	849.2	(0.2)	4.4	(50.4)	803.0
Residential mortgage-backed securities	663.5	—	1.6	(45.4)	619.7
Commercial mortgage-backed securities	69.6	(0.3)	0.1	(4.2)	65.2
Asset-backed securities	216.0	—	1.6	(3.6)	214.0
Collateralized loan obligations	35.5	—	—	(0.2)	35.3
Foreign government securities	12.7	—	—	(3.2)	9.5
Other securities[1]	132.2	(0.6)	0.9	(0.4)	132.1
Total fixed maturity securities	2,203.1	(1.1)	9.9	(114.5)	2,097.4
Short-term investments	0.1	—	—	—	0.1
Total AFS investments	$ 2,203.2	$ (1.1)	$ 9.9	$ (114.5)	$ 2,097.5

(1) Other securities within fixed maturity securities consist of bank loans, which are classified as AFS and reported at fair value.

The cost and estimated fair value of the Company's equity securities recorded at fair value at December 31, 2025 and 2024 were as follows:

	Cost	Estimated Fair Value
	(in millions)	
At December 31, 2025		
Equity securities at fair value		
Industrial and miscellaneous	$ 81.7	$ 157.9
Other	14.8	26.1
Total equity securities at fair value	$ 96.5	$ 184.0
At December 31, 2024		
Equity securities at fair value		
Industrial and miscellaneous	$ 117.4	$ 215.1
Other	27.6	39.0
Total equity securities at fair value	$ 145.0	$ 254.1

The Company had Other invested assets totaling $96.5 million and $106.6 million (with an associated cost of $79.4 million and $90.9 million) at December 31, 2025 and 2024, respectively, consisting of private equity limited partnerships, which are carried at NAV based on information provided by the general partner. These investments are non-redeemable until conversion and are periodically evaluated by the Company for impairment based on the ultimate recovery of the investment. Changes in the value of these investments are recorded through Net realized and unrealized gains and losses on the Company's Consolidated Statements of Comprehensive Income (Loss).

The amortized cost and estimated fair value of the Company's fixed maturity securities at December 31, 2025, by contractual maturity, are shown below. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in millions)	
Due in one year or less	$ 27.3	$ 27.3
Due after one year through five years	355.4	353.4
Due after five years through ten years	556.3	563.3
Due after ten years	90.3	89.3
Mortgage and asset-backed securities	1,002.5	1,007.4
Total	$ 2,031.8	$ 2,040.7

The following is a summary of AFS investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or greater in each case as of December 31, 2025 and 2024.

	December 31, 2025			December 31, 2024		
	Estimated Fair Value	Gross Unrealized Losses	Number of Issues	Estimated Fair Value	Gross Unrealized Losses	Number of Issues
Less than 12 months:	(dollars in millions)					
Fixed maturity securities						
U.S. Treasuries	$ —	$ —	—	$ 26.5	$ (0.4)	8
States and municipalities	21.7	(0.2)	6	48.0	(0.9)	20
Corporate securities	96.9	(0.7)	32	182.3	(4.0)	47
Residential mortgage-backed securities	252.7	(0.9)	53	190.6	(3.2)	111
Asset-backed securities	32.4	(0.1)	15	51.5	(0.8)	25
Other securities	19.7	(0.2)	355	29.2	(0.2)	133
Total fixed maturity securities	423.4	(2.1)	461	528.1	(9.5)	344
Total less than 12 months	$ 423.4	$ (2.1)	461	$ 528.1	$ (9.5)	344
12 months or greater:						
Fixed maturity securities						
U.S. Treasuries	$ 13.4	$ (0.9)	2	$ 15.6	$ (1.9)	2
States and municipalities	14.0	(0.6)	7	37.1	(3.9)	20
Corporate securities	175.3	(11.5)	91	430.0	(46.4)	219
Residential mortgage-backed securities	68.2	(1.5)	39	272.0	(42.2)	220
Commercial mortgage-backed securities	—	—	—	53.6	(4.2)	23
Asset-backed securities	—	—	—	42.0	(2.8)	27
Collateralized loan obligations	—	—	—	3.2	(0.2)	2
Foreign government securities	—	—	—	9.5	(3.2)	2
Other securities	7.3	(0.1)	143	2.5	(0.2)	20
Total fixed maturity securities	278.2	(14.6)	282	865.5	(105.0)	535
Total 12 months or greater	$ 278.2	$ (14.6)	282	$ 865.5	$ (105.0)	535

The Company had an allowance for CECL on AFS investments of $0.4 million and $1.1 million as of December 31, 2025 and 2024, respectively (see Note 6). Those fixed maturity securities whose total fair value was less than amortized cost at December 31, 2025 and December 31, 2024, were those in which the Company had no intent, need or requirement to sell at an amount less than their amortized cost.

Realized gains and losses on investments include the gain or loss on a security at the time of sale compared to its original or adjusted cost (equity securities and other invested assets) or amortized cost (fixed maturity securities). Realized losses on fixed maturity securities are also recognized when securities are written down as a result of an other-than-temporary impairment or for unfavorable changes in CECL. Reversals of previously recognized realized losses on fixed maturity securities can also result when securities are written up for favorable changes in CECL.

Net realized gains on investments and the change in unrealized gains (losses) on the Company's investments recorded at fair value are determined on a specific-identification basis and were as follows:

	Gross Realized Gains	Gross Realized Losses	Net Decrease (Increase) Change in CECL Allowance	Change in Net Unrealized Gains (Losses)	Changes in Fair Value Reflected in Earnings	Changes in Fair Value Reflected in AOCI[1], before tax
			(in millions)			
Year Ended December 31, 2025						
Fixed maturity securities	$ 0.3	$ (55.7)	$ 0.7	$ 113.8	$ (54.7)	$ 113.8
Equity securities	61.6	(7.1)	—	(21.6)	32.9	—
Other invested assets	—	—	—	1.4	1.4	—
Total investments	$ 61.9	$ (62.8)	$ 0.7	$ 93.6	$ (20.4)	$ 113.8
Year Ended December 31, 2024						
Fixed maturity securities	$ 0.3	$ (10.7)	$ 1.6	$ 4.4	$ (8.8)	$ 4.4
Equity securities	4.9	(2.5)	—	23.8	26.2	—
Other invested assets	—	—	—	6.7	6.7	—
Total investments	$ 5.2	$ (13.2)	$ 1.6	$ 34.9	$ 24.1	$ 4.4
Year Ended December 31, 2023						
Fixed maturity securities	$ 1.0	$ (10.8)	$ 1.8	$ 66.9	$ (8.0)	$ 66.9
Equity securities	0.2	(5.7)	—	32.5	27.0	—
Other invested assets	—	—	—	3.7	3.7	—
Total investments	$ 1.2	$ (16.5)	$ 1.8	$ 103.1	$ 22.7	$ 66.9

(1) AOCI indicates Accumulated other comprehensive income or loss

Proceeds from sales of fixed maturity securities were $675.1 million, $342.8 million, and $558.0 million for years ended December 31, 2025, 2024, and 2023, respectively.

Net investment income was as follows:

	Years Ended December 31,		
	2025	2024	2023
	(in millions)		
Fixed maturity securities	$ 96.9	$ 91.1	$ 92.3
Equity securities	6.4	6.8	6.8
Other invested assets	12.4	4.9	3.8
Short-term investments	0.2	1.5	2.6
Cash equivalents and restricted cash	4.5	6.8	4.7
Gross investment income	120.4	111.1	110.2
Investment expenses	(3.7)	(4.1)	(3.7)
Net investment income	$ 116.7	$ 107.0	$ 106.5

The Company is required by various state laws and regulations to support, through securities on deposit or otherwise, its outstanding loss reserves in certain states in which it does business. These laws and regulations govern not only the amount but also the types of securities that are eligible for deposit. As of December 31, 2025 and 2024, securities having a fair value of $587.4 million and $630.9 million, respectively, were on deposit. Additionally, standby letters of credit from the FHLB were in place in lieu of $170.0 million of securities on deposit as of both December 31, 2025 and 2024 (see Note 11).

Certain reinsurance contracts require funds owned by the Company to be held in trust for the benefit of the ceding reinsurer to secure the outstanding liabilities assumed by the Company. The fair value of fixed maturity securities and restricted cash and cash equivalents held in trust for the benefit of ceding reinsurers at December 31, 2025 and 2024 was $3.1 million and $3.0 million, respectively.

6. Current Expected Credit Losses

Premiums Receivable

Premiums receivable balances are all due within one year. The Company currently determines the allowance for premiums receivable based on an internal aging schedule using collectability and historical payment patterns, as well as current and expected future market conditions to determine the appropriateness of the allowance. Historical payment patterns and future market conditions provide the basis for the estimation along with similar risk characteristics and the Company's business strategy, which have not changed significantly over time. Changes in the allowance for CECL on premiums receivable are recorded through underwriting expenses.

The table below shows the changes in CECL on premiums receivable.

	Years Ended December 31,	
	2025	2024
	(in millions)	
Beginning balance of the allowance for CECL on premiums receivable	$ 19.2	$ 17.9
Current period provision for CECL	22.0	23.9
Write-offs charged against the allowance	(8.7)	(13.8)
Recoveries collected	(9.9)	(8.8)
Ending balance of the allowance for CECL on premiums receivable	$ 22.6	$ 19.2

Reinsurance Recoverables

In assessing an allowance for reinsurance assets, which includes reinsurance recoverables, the Company considers historical information, the financial strength ratings of reinsurers, and collateralization amounts, to determine the appropriateness of the allowance. In assessing future default, the Company evaluated the CECL allowance under the ratings-based method using AM Best's Average Cumulative Net Impairment Rates. Reinsurer ratings are also assessed through this process. Changes in the allowance for CECL on reinsurance recoverables are recorded through underwriting expenses.

The table below shows the changes in CECL on reinsurance recoverables.

	Years Ended December 31,	
	2025	2024
	(in millions)	
Beginning balance of the allowance for CECL on reinsurance recoverables	$ 0.9	$ 0.9
Current period provision for CECL	(0.1)	—
Ending balance of the allowance for CECL on reinsurance recoverables	$ 0.8	$ 0.9

Investments

The Company assesses all AFS investments in an unrealized loss position for CECL. The Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria is met, the security's amortized cost basis is written down to its fair value. For AFS investments that do not meet either criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. Any impairment that has not been recorded through an allowance for credit losses is recognized in Accumulated other comprehensive income or loss on the Company's Consolidated Balance Sheets. Changes in the allowance for CECL on investments are recorded as a Realized gain or loss on investments on the Company's Consolidated Statements of Comprehensive Income (Loss).

As of December 31, 2025, the Company established an aggregate allowance for CECL on investments in the amount of $0.4 million. For the Company's investments in fixed maturity debt securities, the allowance for CECL was determined by: (i) observing the credit characteristics of those debt securities that may have demonstrated a credit loss as of that date and by comparing the present value of cash flows expected to be collected to its amortized cost basis; and (ii) observing the credit characteristics of those debt securities that are expected to demonstrate a credit loss in the future by comparing the present value of cash flows expected to be collected to its amortized cost basis. The expected present value of cash flows are calculated using scenario based credit loss models derived from the discounted cash flows under the Comprehensive Capital Analysis Review framework, which is adopted by the Federal Reserve.

As of December 31, 2025, the Company did not intend to sell any of its AFS investments in which its amortized cost exceeded its fair value.

Accrued interest receivable on AFS investments totaled $15.5 million and $15.7 million at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses as these amounts have been consistently received on a timely basis.

The table below shows the changes in the allowance for CECL on AFS investments.

	Years Ended December 31,	
	2025	2024
	(in millions)	
Beginning balance of CECL on AFS investments	$ 1.1	$ 2.7
Net change in CECL provision	—	0.4
Reductions in allowance from disposals	(0.7)	(2.0)
Ending balance of CECL on AFS investments	$ 0.4	$ 1.1

7. Property and Equipment

Property and equipment consists of the following:

	As of December 31,	
	2025	2024
	(in millions)	
Furniture and equipment	$ 0.8	$ 1.8
Leasehold improvements	0.4	0.5
Computers and software	41.5	46.2
Automobiles	—	0.4
Property and equipment, gross	42.7	48.9
Accumulated depreciation	(36.2)	(41.1)
Property and equipment, net	$ 6.5	$ 7.8

Depreciation expenses related to property and equipment for the years ended December 31, 2025, 2024, and 2023 were $3.6 million, $3.6 million, and $4.8 million, respectively. Capitalized costs associated with internally developed software were $2.6 million and $2.5 million during the years ended December 31, 2025 and 2024, respectively.

Cloud Computing Arrangements

Capitalized costs associated with cloud computing arrangements totaled $12.9 million and $17.3 million as of December 31, 2025 and 2024, respectively, which were comprised of service contract fees and implementation costs associated with hosting arrangements. Total amortization for hosting arrangements for the years ended December 31, 2025, 2024, and 2023 was $7.6 million, $13.1 million, and $16.7 million, respectively.

In 2023, the Company wrote-off $1.6 million of previously capitalized cloud computing costs associated with a policy management system as part of a continual evaluation of our ongoing technology initiatives, which is included in Other non-recurring expenses on the Company's Consolidated Statements of Comprehensive Income (Loss).

Lease Exit and Disposal Cost

In 2023, the Company recorded a non-recurring charge in connection with the early termination of the lease associated with its former corporate headquarters in Reno, Nevada. This charge included a one-time lease termination payment of $7.6 million, a write-off related to remaining leasehold improvements and furniture and equipment of $2.6 million, and estimated miscellaneous expenses associated with exiting the property of $0.2 million. The Company also recognized a lease termination gain pertaining to the elimination of the lease liability net of the ROU asset of $1.0 million. These amounts are included in Other non-recurring expenses on the Company's Consolidated Statements of Comprehensive Income (Loss). The decision to terminate this operating lease was undertaken as part of an ongoing review of the Company's future facility needs.

8. Income Taxes

The Company files a consolidated federal income tax return. The insurance subsidiaries pay premium taxes on premiums in lieu of some states' income or franchise taxes. Tax years 2020 through 2025 remain open and are available for examination by the Internal Revenue Service (IRS).

The One Big Beautiful Bill Act (OBBBA) was enacted into law on July 4, 2025. Among its provisions, the OBBBA provides for the immediate expensing of internally-developed software expenses, including those that had been previously been capitalized. While the enactment of OBBBA did not materially impact the Company's overall income tax expense, the provision for internally-developed software expenses lowered the Company's federal income tax by $8.5 million for the year ended December 31, 2025.

The Company's provision for income taxes consisted of the following:

	Years Ended December 31,		
	2025	2024	2023
Current tax expense:		(in millions)	
Federal	$ 0.4	$ 23.1	$ 23.7
State	0.7	0.8	1.5
Total current tax expense	1.1	23.9	25.2
Total deferred federal tax expense	0.1	4.2	5.1
Income tax expense	$ 1.2	$ 28.1	$ 30.3

The differences in amounts and percentages between the statutory federal tax rate of 21% and the Company's effective tax rate on net income before income taxes as reflected in the Consolidated Statements of Comprehensive Income (Loss) were as follows:

	Years Ended December 31,					
	2025		2024		2023	
	(in millions)	(percent)	(in millions)	(percent)	(in millions)	(percent)
U.S. Federal statutory tax rate	$ 2.5	21.0 %	$ 30.8	21.0 %	$ 31.2	21.0 %
State income tax expense, net of federal income tax effect[1]	0.5	4.3	0.6	0.4	1.1	0.8
Tax credits	(0.5)	(4.4)	(0.8)	(0.5)	(0.3)	(0.2)
Nontaxable or nondeductible items						
Tax-advantaged investment income	(0.4)	(3.1)	(0.4)	(0.3)	(0.9)	(0.6)
LPT deferred gain amortization, LPT reserve adjustments and LPT contingent commission	(1.2)	(10.4)	(1.2)	(0.8)	(1.5)	(1.0)
IRC section 162(m), excessive employee remuneration	0.6	4.9	0.8	0.6	0.9	0.6
Pre-Privatization loss and LAE reserve adjustments, excluding LPT	(0.6)	(5.1)	(1.1)	(0.8)	(0.1)	—
Other	0.3	2.9	(0.6)	(0.4)	(0.1)	(0.2)
Effective tax rate	$ 1.2	10.1 %	$ 28.1	19.2 %	$ 30.3	20.4 %

(1) Florida and Illinois make up the majority (greater than 50 percent) of the state income tax expense, net of federal income tax effect category.

The LPT Reserve Adjustments for the year ended December 31, 2024 and 2023 decreased net income by $1.7 million, and $0.9 million, respectively, but did not affect taxable income. The LPT Contingent Commission adjustments increased net income by $0.4 million and $0.3 million during 2024 and 2023, respectively, but did not increase taxable income.

The significant components of deferred income taxes, net, were as follows as of December 31:

| | 2025 Deferred Tax | | 2024 Deferred Tax | |
	Assets	Liabilities	Assets	Liabilities
	(in millions)			
Unrealized capital gains and losses, net	$ —	$ 23.9	$ —	$ 4.3
Deferred policy acquisition costs	—	12.2	—	12.7
Intangible assets	—	1.6	—	1.6
Loss reserve discounting for income tax reporting	35.2	—	31.4	—
Unearned premiums	15.2	—	15.8	—
Allowance for bad debt	4.9	—	4.2	—
Stock-based compensation	1.6	—	1.6	—
Accrued liabilities	3.5	—	4.2	—
Net operating loss carryforward	1.7	—	—	—
Operating leases	0.8	0.8	0.9	0.8
Other	1.9	12.0	9.3	9.7
Total	$ 64.8	$ 50.5	$ 67.4	$ 29.1
Deferred income tax asset, net	$ 14.3		$ 38.3	

Deferred tax assets are required to be reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax asset will not be realized. Realization of the deferred income tax asset is dependent on the Company generating sufficient taxable income in future years as the deferred income tax charges become deductible for tax reporting purposes. Although realization is not assured, management believes that it is more likely than not that the net deferred income tax asset will be realized. For the years ended December 31, 2025 and 2024, respectively, the Company did not record a deferred tax asset valuation allowance.

As of December 31, 2025, the Company had federal net operating loss (NOL) carryforwards of approximately $1.7 million. These NOL carryforwards arose with the non-insurance companies within the Company's consolidated federal income tax return group and thus do not expire and may be carried forward indefinitely, subject to an annual limitation of 80% of future taxable income. The Company has determined that it expects to fully utilize these NOL carryforwards against future taxable income.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, in income taxes. For the years ended December 31, 2025, 2024, and 2023, respectively, the Company incurred no material interest and penalties. All of the total amount of gross unrecognized tax benefits, if recognized, would impact the Company's effective tax rate. The changes in the balances of gross unrecognized tax benefits were as follows:

| | Years Ended December 31, | | |
	2025	2024	2023
	(in millions)		
Beginning balance of unrecognized tax benefits	$ 1.4	$ 0.6	$ 0.4
Increases resulting from prior period tax provisions	0.1	0.4	—
Decreases resulting from prior period tax provisions	(0.1)	—	—
Increases resulting from current period tax provisions	0.4	0.5	0.2
Decreases resulting from lapse of applicable statute of limitations	—	(0.1)	—
Ending balance of unrecognized tax benefits	$ 1.8	$ 1.4	$ 0.6

9. Liability for Unpaid Losses and Loss Adjustment Expenses

Accounting for workers' compensation insurance requires the Company to estimate the liability for the expected ultimate cost of unpaid losses and LAE (loss reserves) as of a balance sheet date. Loss reserve estimates are inherently uncertain because the ultimate amount the Company will pay for many of the claims it has incurred as of the balance sheet date will not be known for many years. The estimate of loss reserves is intended to equal the difference between the expected ultimate losses and LAE of all claims that have occurred as of a balance sheet date and amounts already paid. The Company establishes loss reserves based on its own analysis of emerging claims experience and environmental conditions in its markets and review of the results of various actuarial projections. The Company's aggregate carried reserve for unpaid losses and LAE is the sum of its reserves for each accident year and represents its best estimate of outstanding loss reserves.

The amount by which estimated losses in the aggregate differ from those previously estimated for a specific time period is known as reserve development. Reserve strengthening is adverse when losses ultimately settle for more than the amount estimated or subsequent estimates indicate a basis for reserve increases on open claims, causing the previously estimated loss reserves to be deficient. Reserve development is favorable when estimates of ultimate losses indicate a decrease in established reserves, causing the previously estimated loss reserves to be redundant. Development and strengthening are reflected in the Company's operating results through adjustments to incurred losses and LAE during the period in which they are recognized.

Although claims for which reserves are established may not be paid for several years or more, the Company does not discount loss reserves in its financial statements for the time value of money, in accordance with GAAP.

The three main components of reserves for unpaid losses and LAE are case reserves, incurred but not reported (IBNR) loss reserves, and LAE reserves.

When claims are reported, the Company establishes individual estimates of the ultimate cost of each claim (case reserves). These case reserves are continually monitored and revised in response to new information and for amounts paid.

In addition to case reserves, the Company establishes a provision for IBNR. IBNR is an actuarial estimate composed of the following: (i) future payments on claims that are incurred but have not yet been reported to the Company; (ii) a reserve for the additional development on claims that have been reported to the Company; and (iii) a provision for additional payments on closed claims that might reopen. IBNR reserves apply to the entire body of claims arising from a specific period, rather than a specific claim. Most of the Company's IBNR reserves relate to estimated future claim payments on recorded open claims.

LAE reserves are the Company's estimate of the future expense to manage, investigate, administer, and settle claims that have occurred, and include legal expenses. LAE reserves are established in the aggregate, rather than on a claim-by-claim basis. LAE reserves are categorized between defense and cost containment (DCC), and adjusting and other (AO).

A portion of the Company's obligations for losses and LAE are ceded to unaffiliated reinsurers. The amount of reinsurance that will be recoverable on losses and LAE reserves includes both the reinsurance recoverable from excess of loss reinsurance contracts, as well as reinsurance recoverable under the terms of the LPT Agreement.

The Company uses actuarial methods to analyze and estimate the aggregate amount of unpaid losses and LAE. Management considers the results of various actuarial methods and their underlying assumptions, among other factors, in establishing reserves for unpaid losses and LAE.

Judgment is required in the actuarial estimation of loss reserves, including the selection of various actuarial methodologies to project the ultimate cost of claims. Specifically, judgment is required in the following areas: the selection of parameters utilized in the various methodologies; the use of industry data and other benchmarks; and the weighting of differing reserve indications resulting from alternative methods and assumptions.

The Company prepares reserve estimates for all accident years using our own historical claims data, industry data and many of the generally accepted actuarial methodologies for estimating loss reserves, such as paid loss development methods, incurred loss development methods, and Bornhuetter-Ferguson methods. These methods vary in their responsiveness to different information, characteristics, and dynamics in the data, and the results assist the actuary in considering these characteristics and dynamics in the historical data. The methods employed for each segment of claims data, and the relative weight accorded to each method, vary depending on the nature of the claims segment and on the age of the claims.

Each actuarial methodology requires the selection and application of various parameters and assumptions. The key parameters and assumptions include the future payment and emergence patterns of our aggregate claims data; the magnitude and changes in claim settlement activity; the effects of legislative benefit changes and/or judicial decisions; and trends in the frequency and severity of claims.

The following table represents a reconciliation of changes in the liability for unpaid losses and LAE.

	Years Ended December 31,		
	2025	2024	2023
	(in millions)		
Unpaid losses and LAE at beginning of period	$ 1,808.2	$ 1,884.5	$ 1,960.7
Less reinsurance recoverable, excluding CECL allowance, on unpaid losses and LAE	412.4	428.4	445.4
Net unpaid losses and LAE at beginning of period	1,395.8	1,456.1	1,515.3
Losses and LAE, net of reinsurance, incurred during the period related to:			
Current year	548.1	480.2	457.8
Prior years	39.6	(18.4)	(44.9)
Total net losses and LAE incurred during the period	587.7	461.8	412.9
Paid losses and LAE, net of reinsurance, related to:			
Current year	127.6	127.1	111.7
Prior years	436.6	395.0	360.4
Total net paid losses and LAE during the period	564.2	522.1	472.1
Ending unpaid losses and LAE, net of reinsurance	1,419.3	1,395.8	1,456.1
Reinsurance recoverable, excluding CECL allowance, on unpaid losses and LAE	386.5	412.4	428.4
Unpaid losses and LAE at end of period	$ 1,805.8	$ 1,808.2	$ 1,884.5

Total net losses and LAE included in the above table excludes the impact of the amortization of the Deferred Gain and LPT Reserve adjustments (See Note 10).

The change in incurred losses and LAE attributable to the current year for 2025, was due to a higher current accident year loss and LAE resulting from increased cumulative trauma (CT) claim frequency in California. As a result of this elevated loss activity, the Company increased its current accident year loss and LAE ratio to 72.0% from 64.0% in 2024.

In 2025, the Company's change in incurred losses and LAE attributable to the prior years included $39.6 million of net adverse prior accident year loss reserve development, which included $38.9 million of net reserve strengthening on the Company's voluntary business and $0.7 million of net unfavorable loss development on its assigned risk business. The net adverse prior year loss development recognized in 2025 was driven by the increased CT claim frequency in California and conservative modifications in our reserving approach across our complete book of business. The accident years most impacted by these factors are accident years 2023 and 2024.

In 2024, the Company's change in incurred losses and LAE attributable to the prior years included $18.4 million of net favorable prior accident year loss reserve development, which included $17.9 million of favorable loss reserve development on the Company's voluntary business and $0.5 million on its assigned risk business. The net favorable loss development recognized in 2024 was primarily the result of overall favorable loss experience, including decreasing medical paid loss trends in California, partially offset by unfavorable prior year loss experience in accident years 2023 and 2021 associated with certain large claims.

In 2023, the Company's change in incurred losses and LAE attributable to the prior years included $44.9 million of net favorable prior accident year loss reserve development, which included $44.6 million of favorable loss reserve development on the Company's voluntary business and $0.3 million on its assigned risk business. The net favorable loss development recognized in 2023 was primarily the result of decreasing medical paid loss trends in California related to accident years 2020 and prior, partially offset by reserve strengthening related to accident year 2021. The rapid economic rebound following the COVID-19 pandemic led to large premium and payroll increases related to accident year 2021 that were recognized through policy audits in subsequent years. In response, the Company strengthened its reserves for accident year 2021 to reflect the potential for higher losses arising from the higher than expected premium exposure.

The Company compiles and aggregates its claims data by grouping the claims according to the year in which the claim occurred (accident year) when analyzing claim payment and emergence patterns and trends over time. Reported claims include any claim that has case reserves and/or loss and LAE payments associated with them.

The Company analyzed the usefulness of disaggregation of its results and determined the characteristics associated with the policies and the related unpaid loss reserves, incurred losses, and payment patterns are similar in nature. As such, the following tables show the Company's historical incurred and cumulative paid losses and LAE development, net of reinsurance, as well as

IBNR loss reserves and the number of reported claims on an aggregated basis as of December 31, 2025 for each of the previous ten accident years.

Incurred Losses and DCC, Net of Reinsurance

| | Years Ended December 31, | | | | | | | | | | As of December 31, 2025 | |
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023[1]	2024[1]	2025	IBNR	Cumulative number of reported claims
	(in millions, except claims counts)											
2016	$419.0	$414.6	$395.4	$375.0	$364.6	$354.8	$350.4	$347.1	$342.4	$ 334.9	$ 3.4	25,841
2017		412.4	391.3	358.3	337.9	329.8	326.9	322.5	315.8	308.1	9.0	25,140
2018			422.5	424.6	407.7	400.6	400.5	400.5	400.8	394.7	7.8	28,041
2019				422.4	435.7	448.5	448.8	443.9	441.7	427.7	17.4	33,083
2020					365.7	374.0	373.3	366.9	364.4	358.7	18.4	24,343
2021						339.2	339.0	348.9	359.4	359.4	18.6	23,140
2022							399.3	400.7	400.7	411.9	31.1	23,654
2023								421.4	433.3	474.7	60.9	24,347
2024									442.3	523.1	118.2	25,788
2025										509.8	245.7	20,216
Total										$4,103.0		

Cumulative Paid Losses and DCC, Net of Reinsurance

| | Years Ended December 31, | | | | | | | | | |
Accident Year	2016[1]	2017[1]	2018[1]	2019[1]	2020[1]	2021[1]	2022[1]	2023[1]	2024[1]	2025
	(in millions)									
2016	$ 65.6	$ 166.8	$ 227.7	$ 261.2	$ 278.3	$ 290.0	$ 298.1	$ 302.3	$ 309.2	$ 313.3
2017		63.5	160.2	215.7	243.7	260.0	269.5	277.1	283.5	287.6
2018			77.9	189.9	254.2	293.6	315.2	340.1	352.3	363.4
2019				88.8	212.6	285.2	325.8	354.4	374.5	386.4
2020					71.9	175.6	233.5	274.3	299.6	311.9
2021						66.1	166.8	231.2	277.5	306.0
2022							76.5	203.7	279.0	329.4
2023								92.5	240.7	334.2
2024									106.9	282.8
2025										108.6
Total										$ 3,023.6
All outstanding liabilities for unpaid losses and DCC prior to 2016, net of reinsurance										278.0
Total outstanding liabilities for unpaid losses and DCC, net of reinsurance										**$ 1,357.4**

(1) Data presented for these calendar years is required supplementary information, which is unaudited.

The following table represents a reconciliation of claims development to the aggregate carrying amount of the liability for unpaid losses and LAE:

	December 31, 2025
	(in millions)
Liabilities for unpaid losses and LAE, net of reinsurance	$ 1,357.4
Reinsurance recoverable, excluding CECL allowance, on unpaid losses	386.5
AO	61.9
Total liability for unpaid losses and LAE	**$ 1,805.8**

The following table presents the average annual percentage payout of incurred claims by age, net of reinsurance, as of December 31, 2025 and is presented as required supplementary information, which is unaudited:

Average Annual Percentage Payout of Claims by Age, Net of Reinsurance

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
19.9 %	30.2 %	17.7 %	10.7 %	6.3 %	4.2 %	2.7 %	2.0 %	1.7 %	1.2 %

10. Reinsurance

The Company purchases reinsurance from third parties in the normal course of its business in order to manage its exposures. The Company's reinsurance coverage is provided on both a quota share and excess of loss basis.

The effects of reinsurance on the Company's written and earned premiums and on its losses and LAE incurred were as follows:

| | Years Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Written	Earned	Written	Earned	Written	Earned
	(in millions)					
Direct premiums	$ 747.5	$ 759.3	$ 767.8	$ 747.8	$ 758.6	$ 719.9
Assumed premiums	8.6	8.6	8.5	8.5	9.1	9.1
Gross premiums	756.1	767.9	776.3	756.3	767.7	729.0
Ceded premiums	(6.0)	(6.0)	(6.8)	(6.8)	(7.1)	(7.1)
Net premiums	$ 750.1	$ 761.9	$ 769.5	$ 749.5	$ 760.6	$ 721.9
Ceded losses and LAE incurred	$ 4.1		$ 13.1		$ 17.0	

Ceded losses and LAE incurred includes the amortization of the Deferred Gain, LPT Reserve Adjustments, and LPT Contingent Commission adjustments.

Excess of Loss Reinsurance

The Company purchases reinsurance annually to protect it against the costs of severe claims and certain catastrophic events in its workers' compensation business. The reinsurance program consists of one treaty covering excess of loss and catastrophic loss events in four layers of coverage, which includes a 10% co-participation share within each layer of coverage retained by the Company. The Company's reinsurance coverage for losses from a single occurrence or catastrophic event is $190.0 million ($171.0 million net of our co-participation) in excess of a $10.0 million retention; including a maximum any one life limit of $20.0 million, subject to certain exclusions. The current reinsurance program is effective July 1, 2025 through June 30, 2026. Prior reinsurance annual programs that ended on June 30, 2024 and 2023 did not include a co-participation share within each layer of coverage. This reinsurance coverage includes coverage for pandemics and acts of terrorism, excluding nuclear, biological, chemical, and radiological events. Any liability outside the coverage limits of the reinsurance program is retained by the Company.

LPT Agreement

Amounts recoverable from reinsurers on unpaid losses and LAE were $385.7 million and $411.5 million at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, $259.6 million and $277.1 million of those recoverables, respectively, were related to the LPT Agreement that was entered into in 1999 by the Fund and assumed by EICN. Under the LPT Agreement, substantially all of the Fund's losses and LAE on claims incurred prior to July 1, 1995 have been ceded to three unaffiliated reinsurers on a 100% quota share basis. Under the LPT Agreement, initially $1.5 billion in liabilities for the incurred but unpaid losses and LAE related to claims incurred prior to July 1, 1995, were reinsured for consideration of $775.0 million. The LPT Agreement provides coverage up to $2.0 billion. Through December 31, 2025, the Company had paid losses and LAE claims totaling $913.1 million related to the LPT Agreement.

The Company amortized $6.0 million, $5.2 million, and $6.9 million of the Deferred Gain for the years ended December 31, 2025, 2024, and 2023, respectively. Additionally, for the years ended December 31, 2024 and 2023, the Company recognized $0.4 million and $0.3 million of favorable LPT Contingent Commission adjustments, respectively (Note 2 –Reinsurance).

The Company received the final payment of the Contingent Commission associated with the LPT during 2024.

11. Financing Arrangements and Debt Obligations

Credit Agreement

On May 28, 2024, EHI entered into a Credit Agreement (the Credit Agreement) with Wells Fargo Bank National Association, as both administrative agent and issuing lender. The Credit Agreement provides for a $25.0 million, unsecured, three-year revolving credit facility and is guaranteed by certain of EHI's wholly owned subsidiaries, Employers Group, Inc. (EGI) and Cerity Group, Inc. (CGI). Borrowings under the Credit Agreement may be used for working capital and general corporate purposes of EHI and its subsidiaries. Pursuant to the terms of the Credit Agreement, EHI has an option to request an increase of the credit available under the facility up to a maximum facility amount of $35.0 million, subject to the consent of the lender(s) and the satisfaction of certain conditions.

The interest rates applicable to loans under the Credit Agreement are generally based on either, at EHI's option: (i) a base rate, defined as the higher of the Prime Rate, the Federal Funds Rate plus 1.25% and the Adjusted Term Secured Overnight

Financing Rate (SOFR) for a one-month tenor plus 1.75%, or (ii) an Adjusted Term SOFR Rate, defined as the applicable Adjusted Term SOFR Rate plus 1.75%. In addition, EHI is subject to a fee on the lender's unused commitment, ranging from 0.30% to 0.55%. The applicable margin and the amount of such commitment fee vary based upon the financial strength rating of EHI's insurance subsidiaries as most recently announced by AM Best or EHI's debt to total capitalization ratio if such financial strength rating is not available. Total interest paid and/or fees incurred pursuant to the Credit Agreement was $0.2 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively.

The Credit Agreement contains covenants that require EHI and its consolidated subsidiaries to maintain: (i) a minimum consolidated net worth, defined as EHI's total stockholders' equity excluding any accumulated other comprehensive income or loss, of no less than $800.0 million; and (ii) a debt to total capitalization ratio of no more than 35%, in each case as determined in accordance with the Credit Agreement. As of December 31, 2025, EHI has remained in compliance with all of the covenants associated with the Credit Agreement since its inception.

EHI incurred $0.2 million in debt issuance costs in connection with the Credit Agreement, which are being amortized over the three-year life in Interest and financing expenses on the Company's Consolidated Statements of Comprehensive Income (Loss). Advances can be repaid at any time without prepayment penalties or additional fees.

EHI had no borrowings under the Credit Agreement during the year ended December 31, 2025.

On January 21, 2026, AM Best reaffirmed its "A" (Excellent) financial strength ratings of the Company's insurance subsidiaries, originally upgraded in January 2025. Following the January 2025 upgrade, the Credit Agreement terms improved as follows: (i) the applicable margin with respect to SOFR loans was reduced from 1.75% to 1.50%; (ii) the applicable margin with respect to base rate loans was reduced from 0.75% to 0.50%; and (iii) the annual commitment fee on the unused portion of the facility was reduced from 0.35% to 0.30%.

FHLB

Each of the Company's insurance subsidiaries are members of the FHLB. Membership allows the insurance subsidiaries access to collateralized advances, which may be used to support and enhance liquidity management. The amount of advances that may be taken is dependent on statutory admitted assets on a per company basis.

On November 17, 2025, EICN obtained a $19.0 million advance from the FHLB at an interest rate of 3.84%, maturing on May 31, 2029. On December 19, 2025, EICN obtained an additional $16.0 million advance from the FHLB at an interest rate of 3.70%, maturing on December 21, 2026. On February 5, 2026, the terms of the $16.0 million advance were revised to an interest rate of 3.79%, maturing on May 31, 2029. These advances were assumed by EHI through an intercompany loan agreement and executed as part of the Company's recently announced recapitalization plan. Interest incurred and paid on these borrowings during the year ended December 31, 2025 was $0.2 million.

During 2022, the Company's insurance subsidiaries, with the exception of CIC, received aggregate advances of $182.5 million under the FHLB Standard Credit Program. These advances could be repaid at any time without penalty and were collateralized by eligible investment securities. In 2023, the Company's insurance subsidiaries repaid all of its advances under the FHLB Standard Credit Program.

FHLB membership also allows the Company's insurance subsidiaries access to standby letters of credit (Letter of Credit Agreements). Throughout 2023, EAC, ECIC, and EPIC had $25.0 million, $35.0 million, and $10.0 million of Letter of Credit Agreements in effect, respectively. On October 9, 2024, EPIC amended its existing Letter of Credit Agreement to increase its capacity to $110.0 million. The Letter of Credit Agreements currently in effect expire on March 31, 2026, and will remain evergreen with automatic one-year extensions unless the FHLB notifies the beneficiary at least 60 days prior to the then applicable expiration date of its election not to renew. The Letter of Credit Agreements may only be used to satisfy, in whole or in part, insurance deposit requirements with the State of California and are fully secured with eligible collateral at all times. The Letter of Credit Agreements are subject to annual maintenance charges and a fee of 15 basis points on issued amounts. As of both December 31, 2025 and 2024 letters of credit totaling $170.0 million were issued in lieu of securities on deposit with the State of California under these Letter of Credit Agreements.

As of December 31, 2025 and 2024, investment securities having a fair value of $468.6 million and $284.7 million, respectively, were on deposit with the FHLB by the Company's insurance subsidiaries. Of these amounts, approximately $221.5 million and $183.8 million, respectively, support the Letter of Credit Agreements and advances at each period, while the remaining invested assets are on deposit with FHLB as custodian.

12. Commitments and Contingencies

Leases

At December 31, 2025, the Company's operating leases have remaining terms of one to seven years, with options to extend up to five years with no termination provision. The Company's finance leases have an option to terminate after one year. As of February 28, 2025, the Company no longer had finance leases for automobiles.

Components of lease expense were as follows:

| | Years Ended December 31, | |
	2025	2024
	(in millions)	
Operating lease expense	$ 1.1	$ 1.1
Finance lease expense	—	0.1
Total lease expense	$ 1.1	$ 1.2

As of December 31, 2025, the weighted average remaining lease terms for operating leases were 5.9 years, and the associated weighted average discount rate was 4.5%.

Maturities of lease liabilities were as follows:

Year	Operating Leases	Finance Leases
	(in millions)	
2026	$ 0.8	$ —
2027	0.8	—
2028	0.8	—
2029	0.5	—
2030	1.6	—
Thereafter	—	—
Total lease payments	4.5	—
Less: imputed interest	(0.6)	—
Total	$ 3.9	$ —

Supplemental balance sheet information related to leases was as follows:

| | As of December 31, | |
	2025	2024
	(in millions)	
Operating leases:		
Operating lease right-of-use asset	$ 3.7	3.7
Operating lease liability	3.9	4.2
Finance leases:		
Property and equipment, gross	—	0.4
Accumulated depreciation	—	(0.3)
Property and equipment, net	—	0.1
Other liabilities	$ —	$ 0.1

Supplemental cash flow information related to leases was as follows:

| | Years Ended December 31, | |
	2025	2024
	(in millions)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows used for operating leases	$ 1.1	$ 1.1
Financing cash flows used for finance leases	—	0.1

Contingencies Surrounding Insurance Assessments

Each of the states where the Company's insurance subsidiaries are licensed to transact business require property and casualty insurers that underwrite business within the respective state to pay various insurance assessments. The Company accrues a liability for estimated insurance assessments as direct premiums are written, losses are recorded, or as other events occur,

80

depending on the relevant laws and regulations of a particular state. The Company defers such costs to the extent they are associated with unearned premium and recognizes them as an expense as such premiums are earned. The Company had an accrued liability for guaranty fund assessments, second injury funds assessments, and other insurance assessments totaling $11.6 million and $12.2 million as of December 31, 2025 and 2024, respectively. These liabilities are generally expected to be paid over periods from less than one year to, in some instances, the duration of the outstanding claims, based on the individual state's laws and regulations. The Company also recorded an asset of $13.2 million and $11.2 million as of December 31, 2025 and 2024, respectively, for remitted estimated policy charges anticipated to be recouped from policyholders. This asset also includes state assessments that may be recovered through a reduction in future premium taxes. These assets are expected to be realized over one to ten year periods in accordance with their type and each individual state's laws and regulations.

Unfunded Investment Commitments

As of December 31, 2025 and 2024, the Company had unfunded commitments of $11.3 million and $15.6 million, respectively, to invest into private equity limited partnerships. See Note 4.

13. Stockholders' Equity

Stock Repurchase Programs

On July 26, 2023, the Board authorized a stock repurchase authorization for up to $50.0 million of repurchases of our common stock from July 31, 2023 through December 31, 2024 (the 2023 Program). On June 10, 2024, the Board authorized a $50.0 million addition to the 2023 Program, increasing our aggregate purchase authority to $100.0 million, and extended the repurchase authority pursuant to the 2023 Program through July 31, 2025. On April 30, 2025, the Board authorized the 2025 Program (the 2025 Program) for repurchases up to $125.0 million of our common stock from May 6, 2025 through December 31, 2026, unless otherwise extended, terminated or modified by the Board. The 2025 Program replaced the 2023 Program whose remaining repurchase authorization had been exhausted. On October 29, 2025, the Board authorized a $125.0 million addition to the 2025 Program, increasing the aggregate share repurchase authority to $250.0 million. The 2025 Program provides that shares may be purchased in the open market and/or in privately negotiated transactions from time to time, and that all purchases shall be made in compliance with all applicable provisions of the Nevada Revised Statutes and federal and state securities laws including, Rules 10b5-1 and 10b-18 of the Exchange Act, as amended. Through December 31, 2025, the Company has repurchased a total of 3,730,246 shares of common stock at an average price of $42.13 per share, including commissions, for a total of $157.2 million under the 2025 Program.

Since the Company's initial public offering in January 2007 through December 31, 2025, the Company has repurchased a total of 37,934,502 shares of common stock at an average cost per share of $24.54 through various stock repurchase programs, which is reported as treasury stock, at cost, on its Consolidated Balance Sheets.

The Inflation Reduction Act of 2022 added a new IRC section, Section 4501, that imposes a 1% excise tax on certain stock repurchases on publicly traded companies occurring after December 31, 2022. The Company's excise tax obligation was $1.8 million and $0.3 million at December 31, 2025 and 2024, respectively, which is included in treasury stock, on its Consolidated Balance Sheets.

14. Stock-Based Compensation

On May 28, 2020, the Company's stockholders approved the Employers Holdings, Inc. Amended and Restated Equity and Incentive Plan (as amended and restated, the Plan). The Plan will expire on the tenth anniversary of April 1, 2020, which is also the effective date of the Plan. The Plan is administered by the Human Capital Management and Compensation Committee of the Board (Compensation Committee), which is authorized to grant, at its discretion, awards to officers, employees, non-employee directors, consultants, and independent contractors. The maximum number of common shares reserved for grants of awards under the Plan was 6,555,000 shares, prior to reductions for grants made. The Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), stock appreciation rights, shares of restricted stock, restricted stock units (RSUs), performance stock units (PSUs), and other stock-based awards.

Employees who are awarded RSUs and PSUs are entitled to receive dividend equivalents for eligible awards, payable in cash, when and if, the underlying award vests and becomes payable. If the underlying award does not vest or is forfeited, dividend equivalents with respect to the underlying award fail to become payable and are forfeited.

As of December 31, 2025, the only stock based incentive awards outstanding under the Plan were RSUs and PSUs.

Compensation costs are recognized based on actual or expected performance, if applicable, net of any estimated forfeitures on a straight-line basis over the requisite employee service periods. Forfeiture rates are based on historical experience and are adjusted in subsequent periods for differences in actual forfeitures from those estimated. The Company's forfeiture assumptions serve to reduce the unamortized grant date fair value of outstanding awards as well as the associated stock-based compensation expense. As awards are actually forfeited, the number of awards outstanding is reduced and the remaining unamortized grant date fair value is compared to assumed forfeiture levels. True-up adjustments are made as deemed necessary. For the years presented, the Company assumed a zero to 14% forfeiture rate on RSU and PSU awards. Net stock-based compensation expense recognized in the Company's Consolidated Statements of Comprehensive Income (Loss) was as follows:

	Years Ended December 31,		
	2025	2024	2023
Stock-based compensation expense related to:	(in millions)		
RSUs	3.4	3.2	3.5
PSUs	1.6	3.0	2.6
Total	5.0	6.2	6.1
Less: related tax benefit	1.1	1.3	1.3
Net stock-based compensation expense	$ 3.9	$ 4.9	$ 4.8

Stock Options

No stock options were granted and no stock options were outstanding or exercisable at each of the years ended December 31, 2025, 2024 and 2023.

Changes in outstanding stock options as of December 31, were as follows:

	Number of Stock Options	Weighted-Average Price	Weighted Average Remaining Contractual Life
Stock options outstanding at January 1, 2023	23,500	$ 27.72	0.2 years
Exercised	(23,500)	27.72	
Stock options outstanding at December 31, 2023	—	—	0.0 years

The intrinsic value of stock options exercised was $0.4 million for the year ended December 31, 2023.

RSUs

The Company has awarded RSUs to non-employee members of the Board and certain employees of the Company.

The RSUs awarded to non-employee members of the Board generally vest on the first anniversary of the award date. RSU grants allow each non-employee Director to decide whether to defer settlement of the RSUs until six months after termination of Board service or settle the RSUs at vesting. Dividend equivalents are granted to Directors who elected to defer settlement of the RSUs after the grants have vested.

The RSUs awarded to employees of the Company typically have a service vesting period of four years from the date awarded and vest 25% on or after each of the subsequent four anniversaries of such date. All RSUs are subject to accelerated vesting in certain limited circumstances, such as: retirement, death or disability of the holder, or in connection with a change of control of the Company.

Changes in outstanding RSUs as of December 31, were as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
RSUs outstanding at January 1, 2023	257,313	$ 36.28
Granted	112,114	40.05
Forfeited	(27,447)	40.06
Vested	(111,158)	33.83
RSUs outstanding at December 31, 2023	230,822	38.84
Granted	89,783	45.33
Forfeited	(18,251)	42.16
Vested	(88,062)	38.59
RSUs outstanding at December 31, 2024	214,292	41.40
Granted	87,664	46.89
Forfeited	(29,611)	44.70
Vested	(88,534)	39.82
RSUs outstanding at December 31, 2025	183,811	44.25
Vested but unsettled RSUs at December 31, 2025	24,150	39.32

At December 31, 2025, the Company had yet to recognize $5.1 million of expense related to outstanding RSUs and expects to recognize the remaining expense on a straight-line basis over the next 39 months. The grant date fair value of RSUs vested and the intrinsic value of vested RSUs for the years ended December 31, were as follows:

	2025	2024	2023
	(in millions)		
Grant date fair value of RSUs vested	$ 3.5	$ 3.4	$ 3.8
Intrinsic value of RSUs vested	4.2	4.0	4.4

The intrinsic value of outstanding RSUs was $7.9 million, $11.0 million, and $9.1 million at December 31, 2025, 2024, and 2023, respectively.

PSUs

The Company has awarded PSUs to certain employees of the Company as follows:

Date of Grant	Target Number Awarded	Fair Value on Date of Grant	Aggregate Fair Value on Date of Grant
			(in millions)
March 2023[1]	81,800	41.14	3.4
April 2023[1]	1,220	42.34	0.1
February 2024[1]	77,360	46.36	3.6
February 2025[1]	94,820	49.33	4.7
May 2025[1]	420	48.09	—
August 2025[1]	1,144	39.13	—
August 2025[1]	734	40.72	—

(1) The PSUs awarded have a performance period of three years. These PSU awards are subject to certain performance goals with payouts that range from 0% to 250% of the target awards. The values shown in the table represent the aggregate number of PSUs awarded at the target level.

At December 31, 2025, the Company had yet to recognize $4.8 million of expense related to the 2024 and 2025 PSU grants and expects to recognize the remaining expense associated with the 2024 PSU grants on a straight-line basis over the next 12 months and the 2025 PSU grants on a straight-line basis over the next 24 months. This is based on the expectation of the Company achieving a 100% of target rate for the 2024 and 2025 PSUs.

15. Statutory Matters

Statutory Financial Data

The combined capital stock, surplus, and net income of the Company's insurance subsidiaries (EICN, ECIC, EPIC, EAC, and CIC), prepared in accordance with the statutory accounting practices (SAP) of the National Association of Insurance Commissioners (NAIC) as well as SAP permitted by the states of California, Florida, Nevada, and New York were as follows:

	December 31,	
	2025	2024
	(in millions)	
Capital stock and unassigned surplus	$ 695.6	$ 776.7
Paid in capital	243.2	243.2
Total statutory surplus	$ 938.8	$ 1,019.9

Net income provided from the Company's insurance subsidiaries prepared in accordance with SAP was $30.9 million, $92.1 million, and $96.2 million, for the years ended December 31, 2025, 2024, and 2023, respectively.

Treatment of the LPT Agreement, deferred policy acquisition costs, and fair value of financial instruments (see Notes 4 and 10) are the primary differences in the SAP-basis capital stock and total surplus of the insurance subsidiaries of $938.8 million and $1,019.9 million, and the GAAP-basis equity of the Company of $955.7 million and $1,068.7 million as of December 31, 2025 and 2024, respectively. Under SAP accounting, the retroactive reinsurance gain resulting from the LPT Agreement is recorded as a special component of surplus (special surplus funds) in the initial year of the contract, and not reported as unassigned surplus until the Company has recovered amounts in excess of the original consideration paid. The special surplus funds are also reduced by the amount of extraordinary dividends as approved by the Nevada Division of Insurance. Under SAP, changes to the estimated contingent profit commission under the LPT Agreement was reflected in commission expense through June 30, 2024 when the final payment was determined.

Insurance Company Dividends and Regulatory Requirements and Restrictions

The ability of EHI to pay dividends on the Company's common stock and to pay other expenses will be dependent to a significant extent upon the ability of the Nevada domiciled insurance company, EICN, the California domiciled insurance company, ECIC, the Florida domiciled insurance companies, EPIC and EAC, to pay dividends to their immediate holding company, Employers Group, Inc. (EGI) and the New York domiciled insurance company, CIC, to pay dividends to its immediate holding company Cerity Group, Inc. (CGI), and in turn, the ability of EGI and CGI to pay dividends to EHI. The amount of dividends each of the Company's insurance subsidiaries may pay to their immediate parent is limited by the laws of its respective state of domicile.

Nevada law limits the payment of cash dividends by EICN to its parent by providing that payments cannot be made except from available and accumulated surplus, otherwise unrestricted (unassigned), and derived from realized net operating profits and realized and unrealized capital gains. A stock dividend may be paid out of any available surplus. A cash or stock dividend prohibited by these restrictions may only be declared and distributed as an extraordinary dividend upon the prior approval of the Nevada Commissioner of Insurance (Nevada Commissioner). EICN may not pay such an extraordinary dividend or make an extraordinary distribution until the Nevada Commissioner either approves or does not disapprove the payment within 30 days after receiving notice of its declaration. An extraordinary dividend or distribution is defined by statute to include any dividend or distribution of cash or property whose fair market value, together with that of other dividends or distributions made within the preceding 12 months, exceeds the lesser of: (a) 10% of EICN's statutory surplus as regards to policyholders at the preceding December 31; or (b) EICN's statutory net income, not including realized capital gains, for the 12-month period ending at the preceding December 31. As of December 31, 2025, EICN had positive unassigned surplus of $264.0 million. During 2025, EICN paid an ordinary dividend in the amount of $14.0 million to its parent company, EGI. As a result of that payment, EICN cannot pay any dividends through March 28, 2026, and can pay $10.8 million of dividends thereafter, without regulatory approval.

Under Florida law, without regulatory approval, EPIC and EAC may pay dividends if they do not exceed the greater of: the lesser of 10% of surplus or net income, not including realized capital gains, plus a 2-year carry forward; 10% of surplus, with dividends payable limited to unassigned funds minus 25% of unrealized capital gains; or, the lesser of 10% of surplus or net investment income plus a 3-year carry forward with dividends payable limited to unassigned funds minus 25% of unrealized capital gains. During 2025, EAC paid an ordinary dividend in the amount of $23.6 million to its parent company, EGI. As a result of that payment, EAC cannot pay any dividends through July 22, 2026 and $20.9 million thereafter, without regulatory approval from the Florida Office of Insurance Regulation (FOIR). During 2025, EPIC paid an ordinary dividend in the amount of $23.9 million to its parent company, EGI. As a result of that payment, EPIC cannot pay any dividends through July 21, 2026 and can pay $20.3 million of dividends thereafter, without regulatory approval from the FOIR.

EPIC and EAC are subject to regulation by the Florida Department of Financial Services (FDFS). Florida statute Section 624.408 requires EPIC and EAC to maintain minimum capital and surplus of the greater of $4.0 million or 10% of total liabilities. Florida statutes require EPIC and EAC to maintain a ratio of written premiums, defined as 1.25 times written premiums, to surplus of no greater than 10-to-1 for gross written premiums and 4-to-1 for net written premiums. During the years ended December 31, 2025, 2024, and 2023, EPIC and EAC were in compliance with these statutes.

ECIC is subject to regulation by the California Department of Insurance (California DOI). Additionally, the California Insurance Holding Company System Regulatory Act limits the ability of ECIC to pay dividends to its parent. California law provides that, absent prior approval of the California Insurance Commissioner, dividends may only be declared from earned surplus. For purpose of this statute, earned surplus excludes amounts derived from net appreciation in the value of assets not yet realized, or derived from an exchange of assets, unless the assets received are currently realizable in cash. In addition, California law provides that the appropriate insurance regulatory authorities in the state of California must approve (or, within a 30-day notice period, not disapprove) any dividend that, together with all other such dividends paid during the preceding 12 months, exceeds the greater of: (i) 10% of the paying company's statutory surplus as regards to policyholders at the preceding December 31; or (ii) 100% of net income for the preceding year. During the years ended December 31, 2025, 2024, and 2023, ECIC was in compliance with these requirements.

During 2025, ECIC paid an ordinary dividend in the amount of $23.5 million to its parent company, EGI. As a result of that payment, ECIC cannot pay any dividends until March 19, 2026 and can pay $20.4 million thereafter without prior regulatory approval.

Under New York law, without regulatory approval, CIC may pay dividends if they do not exceed the lesser of 10% of surplus or 100% of net investment income for the previous year increased by the excess, if any, of net investment income over dividends declared or distributed during the period commencing 36 months prior to the declaration or distribution of the current dividend and ending 12 months prior thereto. The New York state law also provides that any distribution may only be paid out of earned surplus. During 2025, CIC paid an ordinary dividend in the amount of $5.9 million to its parent company, CSI. As a result of that payment, CIC cannot pay any dividends through September 22, 2026, and can pay $5.4 million of dividends thereafter, without regulatory approval.

Additionally, EICN, ECIC, EPIC, EAC, and CIC are required to comply with RBC requirements. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. NAIC RBC standards are used by regulators to determine appropriate regulatory actions relating to insurers that show signs of weak or deteriorating conditions. As of December 31, 2025, 2024, and 2023, EICN, ECIC, EPIC, EAC, and CIC each had total adjusted capital above all regulatory action levels.

16. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is comprised of unrealized gains (losses) on investments classified as available-for-sale, net of deferred taxes. The following table summarizes the components of Accumulated other comprehensive income (loss):

	Years Ended December 31,	
	2025	2024
	(in millions)	
Net unrealized gains (losses) on investments, before taxes	$ 9.3	$ (104.5)
Deferred tax (expense) benefit on net unrealized losses	(2.0)	22.0
Total accumulated other comprehensive income (loss)	$ 7.3	$ (82.5)

17. Employee Benefit and Retirement Plans

The Company maintains a 401(k) defined contribution plan covering all eligible Company employees (the Employers 401(k) Plan). Under the Employers 401(k) Plan, the Company's safe harbor matching consists of a 100% matching contribution on salary deferrals up to 3% of compensation and then a 50% matching contribution on salary deferrals from 3% to 5% of compensation. The Company's matching contribution to the Employers 401(k) Plan was $2.4 million, $2.5 million, and $2.3 million for the years ended December 31, 2025, 2024, and 2023, respectively.

18. Earnings Per Common Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilutive impact of all common stock equivalents on earnings per share. Diluted earnings per share includes common shares assumed issued under the "treasury stock method," which reflects the potential dilution that would occur if outstanding RSUs and PSUs vested.

Employees that are awarded RSUs and PSUs are entitled to receive dividend equivalents for eligible awards, payable in cash, when and if, the underlying award vests and becomes payable. Therefore, these awards are not considered participating securities for the purposes of determining earnings per share.

The following table presents the net income and the weighted average number of shares outstanding used in the earnings per common share calculations.

	Years Ended December 31,		
	2025	2024	2023
	(in millions, except share data)		
Net income	$ 10.8	$ 118.6	$ 118.1
Weighted average number of shares outstanding–basic	23,386,329	25,050,605	26,368,801
Effect of dilutive securities:			
Stock options	—	—	2,072
PSUs	93,341	86,920	110,342
RSUs	46,231	57,289	42,436
Dilutive potential shares	139,572	144,209	154,850
Weighted average number of shares outstanding–diluted	23,525,901	25,194,814	26,523,651

Diluted earnings per share excludes outstanding potential dilutive shares in periods where the inclusion of such securities would be anti-dilutive under the treasury stock methodology. Potential dilutive shares of 1,310, 20,518 and 22,395 for the years ended December 31, 2025, 2024 and 2023, respectively, were excluded from the Company's diluted earnings per share computations because they were anti-dilutive.

No outstanding PSUs and RSUs are considered in the Company's diluted earnings per share computations in any period that involves a net loss because their inclusion would be anti-dilutive.

19. Segment Reporting

The Company operates as a single reportable segment, *Insurance Operations*, providing workers' compensation insurance through its wholly owned subsidiaries.

The segment represents the Company's traditional business offered through its agents, including business originated from its strategic partnerships and alliances and its direct-to-customer business. Revenues for the Insurance Operations segment are generated primarily from earned workers' compensation premiums, investment income and realized and unrealized gains (losses) on investments. The Company does not have intra-entity sales or transfers.

The Company considers an operating segment to be any component of its business whose operating results are regularly reviewed by the CODM (the President and Chief Executive Officer) to make key decisions about resources to be allocated and to assesses its performance. Performance is determined based on multiple measures, including net income, the Company's combined ratio and the Company's adjusted stockholders' equity. Net income, which is reported on the Company's Consolidated Statements of Comprehensive Income (Loss), is a comprehensive measure used to determine the Company's overall profitability. The combined ratio, which is a widely-used measure used in the property and casualty insurance industry, is used to determine whether the Company is generating an underwriting profit or loss. Adjusted stockholders' equity and adjusted book value per share, which are non-GAAP measures of financial strength and overall performance, serve as performance measures for PSUs and are defined in the footnotes to the tables below.

The measurement of segment assets is reported on the Company's Consolidated Balance Sheet as Total assets. The accounting policies of the Insurance Operations segment are the same as those described in the summary of significant accounting policies (see Note 2).

Under ASU 2023-07, the Company is required to disclose segment reporting requirements even as a single reportable segment, which includes additional disclosures regarding profit and loss information, as well as a further breakdown of significant expenses. The following table summarizes the Company's written premiums, components of net income, and significant segment expenses.

	Insurance Operations	Total
	(in millions)	
Year Ended December 31, 2025		
Gross premiums written	$ 756.1	$ 756.1
Net premiums written	750.1	750.1
Net premiums earned	761.9	761.9
Net investment income	116.7	116.7
Net realized and unrealized (losses) on investments	(20.4)	(20.4)
Other income	0.5	0.5
Total revenues	858.7	858.7
Losses and loss adjustment expenses	581.8	581.8
Commission expense	97.9	97.9
Compensation-related expenses[1]	98.7	98.7
Information technology expenses[1]	11.2	11.2
Professional fees[1]	20.3	20.3
Depreciation and amortization expenses[1]	14.2	14.2
Other underwriting expenses[1][2]	8.8	8.8
AO and other expense allocations[3]	(39.0)	(39.0)
Premium taxes and assessments	28.8	28.8
Policyholder dividends	8.5	8.5
CECL related to premiums receivable	13.9	13.9
Interest and financing expenses	0.5	0.5
Other non-recurring expenses	1.1	1.1
Total expenses	846.7	846.7
Net income before income taxes	12.0	12.0
Income tax expense	1.2	1.2
Net income[4]	$ 10.8	$ 10.8
Combined ratio	110.9 %	110.9 %
Adjusted stockholder's equity:		
Stockholders' equity	$ 955.7	$ 955.7
Deferred reinsurance gain - LPT Agreement	88.0	88.0
Accumulated other comprehensive (income), net of tax	(7.3)	(7.3)
Adjusted stockholder's equity[5]	$ 1,036.4	$ 1,036.4
Shares outstanding	20,342,135	20,342,135
Adjusted book value per share[6]	$ 50.95	$ 50.95

	Insurance Operations	Total
	(in millions)	
Year Ended December 31, 2024		
Gross premiums written	$ 776.3	$ 776.3
Net premiums written	769.5	769.5
Net premiums earned	749.5	749.5
Net investment income	107.0	107.0
Net realized and unrealized gains on investments	24.1	24.1
Other income	0.1	0.1
Total revenues	880.7	880.7
Losses and loss adjustment expenses	456.2	456.2
Commission expense	101.2	101.2
Compensation-related expenses[1]	108.9	108.9
Information technology expenses[1]	12.0	12.0
Professional fees[1]	19.3	19.3
Depreciation and amortization expenses[1]	16.7	16.7
Other underwriting expenses[1][2]	9.4	9.4
AO and other expense allocations[3]	(48.0)	(48.0)
Premium taxes and assessments	29.5	29.5
Policyholder dividends	11.2	11.2
CECL related to premiums receivable	17.5	17.5
Interest and financing expenses	0.1	0.1
Total expenses	734.0	734.0
Net income before income taxes	146.7	146.7
Income tax expense	28.1	28.1
Net income[4]	$ 118.6	$ 118.6
Combined ratio	97.9 %	97.9 %
Adjusted stockholder's equity:		
Stockholders' equity	$ 1,068.7	$ 1,068.7
Deferred reinsurance gain - LPT Agreement	94.0	94.0
Accumulated other comprehensive loss, net of tax	82.5	82.5
Adjusted stockholder's equity[5]	$ 1,245.2	$ 1,245.2
Shares outstanding	24,556,706	24,556,706
Adjusted book value per share[6]	$ 50.71	$ 50.71

	Insurance Operations	Total
	(in millions)	
Year Ended December 31, 2023		
Gross premiums written	$ 767.7	$ 767.7
Net premiums written	760.6	760.6
Net premiums earned	721.9	721.9
Net investment income	106.5	106.5
Net realized and unrealized gains on investments	22.7	22.7
Other (loss)	(0.2)	(0.2)
Total revenues	850.9	850.9
Losses and loss adjustment expenses	405.7	405.7
Commission expense	100.0	100.0
Compensation-related expenses[1]	109.2	109.2
Information technology expenses[1]	12.8	12.8
Professional fees[1]	22.1	22.1
Depreciation and amortization expenses[1]	21.5	21.5
Other underwriting expenses[1][2]	12.6	12.6
AO and other expense allocations[3]	(46.5)	(46.5)
Premium taxes and assessments	27.9	27.9
Policyholder dividends	10.3	10.3
CECL related to premiums receivable	10.1	10.1
Interest and financing expenses	5.8	5.8
Other non-recurring expenses	11.0	11.0
Total expenses	702.5	702.5
Net income before income taxes	148.4	148.4
Income tax expense	30.3	30.3
Net income[4]	$ 118.1	$ 118.1
Combined ratio	95.0 %	95.0 %
Adjusted stockholder's equity:		
Stockholders' equity	$ 1,013.9	$ 1,013.9
Deferred reinsurance gain - LPT Agreement	99.2	99.2
Accumulated other comprehensive loss, net of tax	86.0	86.0
Adjusted stockholder's equity[5]	$ 1,199.1	$ 1,199.1
Shares outstanding	25,369,753	25,369,753
Adjusted book value per share[6]	$ 47.26	$ 47.26

(1) Certain underwriting expenses are shown prior to adjusting and other (AO) and other expense allocations.

(2) Other underwriting segment expenses include marketing and advertising, travel, corporate insurance, payment processing fees and other miscellaneous expenses.

(3) AO allocations consist of those underwriting expenses that relate to claims handling activities, which are allocated to loss adjustment expenses. Other allocations consist primarily of those underwriting expenses that relate to investing activities, which are allocated to net investment income, and nurse billing expenses that constitute defense and cost containment (DCC) costs, which are allocated to loss adjustment expenses.

(4) There are no reconciling adjustments to consolidated net income.

(5) Adjusted stockholders' equity is a non-GAAP measure and is defined as: Total stockholder's equity plus deferred reinsurance gain - LPT agreement less accumulated other comprehensive income (loss), net of tax.

(6) Adjusted book value per share is a non-GAAP measure calculated by dividing adjusted stockholder's equity by shares outstanding.

Entity-Wide Disclosures

The Company operates solely within the United States and does not have revenue from transactions with a single policyholder accounting for 10% or more of its revenues. Gross premiums written represent the past twelve consecutive months of the Company's new and renewal premiums including policy endorsements and final audit premiums. The Company's management focuses on gross premiums written to evaluate financial performance and ensure a comprehensive assessment of growth and stability. Additionally, the Company focuses on policies in-force as they represent policies available for renewal in the future. The following table shows our gross premiums written, number of policies in-force for each of our largest states and all other states combined, plus or minus our additional premiums, which includes final audit premium accruals, non-compliant surcharges, and assigned risk premiums as of December 31:

State	2025 Gross Premiums Written	2025 Policies In-force	2024 Gross Premiums Written	2024 Policies In-force	2023 Gross Premiums Written	2023 Policies In-force
	(dollars in millions)					
California	$ 347.9	45,800	$ 348.3	44,540	$ 332.9	43,353
Florida	66.0	11,319	62.3	10,943	62.5	10,008
New York	40.7	8,217	39.5	7,938	36.5	7,603
Other (43 states and D.C.)	300.7	68,269	324.4	67,346	315.8	65,445
Total excluding adjustments	$ 755.3	133,605	$ 774.5	130,767	$ 747.7	126,409
Final audit premium accruals	(14.7)	—	(16.5)	—	3.6	—
Surcharges and assigned risk premiums	15.5	—	18.3	—	16.4	—
Total	$ 756.1	133,605	$ 776.3	130,767	$ 767.7	126,409

20. Subsequent Events

Pursuant to the Company's approved recapitalization plan, our insurance subsidiaries obtained advances totaling $70.0 million from the FHLB during the period commencing January 2, 2026 and concluding February 9, 2026. Also as part of the recapitalization plan, EHI executed a borrowing of $20.0 million under the provisions of the Credit Agreement on February 17, 2026, resulting in $125.0 million of third-party debt outstanding at EHI.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, designed to provide reasonable assurance that the information required to be reported in the Exchange Act filings is recorded, processed, summarized and reported within the time periods specified and pursuant to SEC regulations, including controls and procedures designed to ensure that this information is accumulated and communicated to management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosure. It should be noted that, because of inherent limitations, our disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable level of assurance as of December 31, 2025.

Management's Annual Report on Internal Control Over Financial Reporting

Management's annual report regarding internal control over financial reporting is set forth in Item 8 of this report under the caption "Management's Annual Report on Internal Control over Financial Reporting" and incorporated herein by reference.

Attestation Report of Independent Registered Public Accounting Firm

The attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting is set forth in Item 8 of this report under the caption "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting" and incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) in the Exchange Act) during the fourth fiscal quarter of the year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as each such term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers, and Corporate Governance

Executive Officers of the Registrant

The following provides information regarding our executive officers as of February 26, 2026. No family relationships exist among our directors or executive officers.

Name	Age	Position
Katherine H. Antonello	61	President and Chief Executive Officer of EHI
Michael A. Pedraja	58	Executive Vice President, Chief Financial Officer of EHI
John M. Mutschink	53	Executive Vice President, Chief Administrative Officer of EHI
Christina M. Ozuna	56	Senior Vice President, Chief Claims Officer of EHI
Ann Marie Smith	55	Senior Vice President, Chief Actuarial and Underwriting Officer of EHI
Christopher C. Champlin	50	Senior Vice President, Sales Officer of EHI
Kelley F. Kage	41	Senior Vice President, Chief Information Officer of EHI

Katherine H. Antonello. Ms. Antonello has served as President and Chief Executive Officer of EHI since April 2021. She has also served as a director and Chief Executive Officer of all of the Company's wholly-owned subsidiaries since April 2021 except for Elite Insurance Services, Inc. where she served as a director and Chief Executive Officer from March 2021 to December 2023 when it merged into EIG Services. Ms. Antonello joined the Company in August 2019 as Executive Vice President, Chief Actuary. Prior to joining the Company, she served as the Chief Actuary of NCCI from June 2013 to June 2019. Prior to that position, from July 2001 to June 2013, Ms. Antonello held various positions at Lumbermen's Underwriting Alliance and served as Vice President and Chief Actuary. Earlier in her career, she worked at Milliman & Robertson and Liberty National Life Insurance Company. She has also previously worked at NCCI as an Associate Actuary. Ms. Antonello holds a B.S. degree in Mathematics from Birmingham-Southern College. She is a Fellow of the Casualty Actuarial Society, a Fellow of the Society of Actuaries, and a Member of the American Academy of Actuaries. In addition, she served as Chair of the Board of Directors and President of the Casualty Actuarial Society and serves as an advisory board member of Kids Chance of America and a board member of The American Property Casualty Insurance Association.

Michael A. Pedraja. Mr. Pedraja has served as Executive Vice President, Finance and Chief Financial Officer of EHI since March 2025. Prior to that, he served as the Executive Vice President, Finance and Chief Financial Officer (Designate) from February 2025 to March 2025. He has also served as Treasurer of EHI and all of its subsidiary companies, as well as director for all of its subsidiary companies since March 2025. Before joining the Company, Mr. Pedraja served as Group Chief Financial Officer for Ariel Re, a global reinsurance underwriter and service provider from May 2021 to January 2025. From April 2019 to April 2021, Mr. Pedraja served as Senior Vice President and Treasurer of The Allstate Corporation. Prior to that, Mr. Pedraja worked as an investment banker for over 20 years focusing on the Insurance Industry at Aon Securities, Barclays and Credit Suisse. Mr. Pedraja began his career as a Certified Public Accountant for Coopers & Lybrand and earned his B.S. in Commerce from DePaul University.

John M. Mutschink. Mr. Mutschink has served as Executive Vice President, Chief Administrative Officer of EHI since August 2021. Previously, he served as Senior Vice President, Chief Human Resources Officer beginning in November 2019. He has served as a Director of CGI, CSI and CIC since July 2023 and of EAC and EPIC since December 2025. He has also served as the Acting Secretary of EHI and all of its subsidiaries since December 2025. Prior to joining the Company, he was Managing Director, HR at Maxim Integrated – an analog, mixed-signal semiconductor company. He worked at Maxim Integrated from July 2010 to October 2019. He has also held roles at several other technology companies, including Intuit, HP and Compaq. Mr. Mutschink holds a B.S. degree from Texas A&M University and a M.S. & Ph.D. from Kansas State University.

Christina M. Ozuna. Ms. Ozuna has served as Senior Vice President, Chief Claims Officer of EIG Services since October 2022. Prior to holding this position, she served as Vice President, Quality Assurance of EIG Services from April 2014 to October 2022, as the Vice President, Regional Claims of EICN from August 2006 to April 2014, and as Claims Manager of EICN from December 2003 to August 2006. She has also served as a Director of CIC since December 2025. Prior to joining the Company, Ms. Ozuna held other roles in the workers' compensation industry, including as a managing director for a regional third-party administrator and as a director for a multinational, multi-line insurance carrier. She is a member of the Finance and Investment Committee for the California Insurance Guarantee Association and is the Chairperson of the Scholarship Committee for Kids' Chance of Nevada. Ms. Ozuna attended the University of Nevada, Reno and holds a New York claims adjusting license.

Ann Marie Smith. Ms. Smith has served as Senior Vice President, Chief Actuarial and Underwriting Officer of EIG Services since March 2024. Previously, she served as Senior Vice President, Chief Underwriting Officer of EIG Services from April

2021 to March 2024 and Vice President, Actuarial Pricing from July 2020 to April 2021. She has served as a Director of EGI, EICN, ECIC, EPIC, EAC, CIC, and EIG Services since December 2023. Prior to joining the Company, she was an Actuarial Loss Modeling Manager at Allstate Dealer Services from March 2019 to July 2020 and was an independent actuarial consultant from June 2018 to June 2020. Earlier in her career, she worked at the National Council on Compensation Insurance (NCCI) for over 15 years. Ms. Smith holds a B.A. degree in Mathematics and a M.S. degree in Teaching Mathematics from Florida Atlantic University. She is a Fellow of the Casualty Actuary Society.

Christopher C. Champlin. Mr. Champlin has served as Senior Vice President, Sales & CX of EIG Services since November 2025. Previously, he served as VP, Digital Sales from November 2022 to November 2025 and has also held other progressively senior sales roles since November 2006. Prior to joining the Company, he worked at James G Parker Insurance Associates as a Sales and Marketing Manager from November 2000 to November 2006. Mr. Champlin holds a B.A. degree in Economics and Business from Westmont College.

Kelley F. Kage. Ms. Kage has served as Senior Vice President, Chief Information Officer of EIG Services since October 2023. Prior to joining the Company, she worked at Liberty Mutual Insurance (Liberty Mutual) for 16 years, most recently as its Business Segment Chief Information Officer and Vice President, Technology from June 2021 to October 2023, serving as its technology leader for Global Surety, supporting 18 countries, and for its North American Commercial business. Ms. Kage was the Sr. Director of Technology, Legal and Compliance at Liberty Mutual from September 2018 to June 2021, and held other technology leadership roles during the remainder of her tenure with Liberty Mutual. Ms. Kage holds a B.S. degree from the University of New Hampshire and a Master of Liberal Arts (ALM) degree from Harvard University Extension School in Information Technology Management.

Insider Trading Policy

The Company has an insider trading compliance policy and program applicable to the Company's directors, executive officers, and employees, as well as the Company itself, that the Company believes is reasonably designed to promote compliance with insider trading laws, rules and regulations and the New York Stock Exchange listing standards. The foregoing summary of the Company's insider trading compliance policy and program does not purport to be complete and is qualified by reference to the full text of the Insider Trading Policy filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Other Matters

The information required by Item 10 with respect to our Directors is included under the caption "Election of Directors" in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

The information required by Item 10 with respect to the Audit, Finance and Investment Committee of our Board (AFI Committee) and AFI Committee financial expert is included under the caption "Board Committees" in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

The information required by Item 10 with respect to our Code of Business Conduct and Ethics and our Code of Ethics for Senior Financial Officers is posted on our website at *www.employers.com* in the Investors section under "Governance." We will post information regarding any amendment to, or waiver from, our Code of Business Conduct and Ethics on our website in the Investor section under Governance.

Item 11. Executive Compensation

The information required by Item 11 is included under the captions "Equity and Other Compensation Grant Policies, Procedures and Requirements," "Compensation Discussion and Analysis," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Certain information required by Item 12 is included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Compensation Discussion and Analysis" in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Equity and Incentive Plan

The following table gives information about our common stock that may be issued upon the exercise of options, warrants, and rights under all of our existing equity compensation plans as of December 31, 2025. We do not have any plans not approved by our stockholders. Our equity compensation plans are discussed further in Note 14 in the Notes to our Consolidated Financial Statements, which are included herein.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercised price of outstanding options, warrants, and rights[4]	(c) Number of securities remaining available for further issuance under compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders[1]:			
Stock options	—	$ —	1,076,902
RSUs[2]	183,811		893,091
PSUs[3]	257,498		635,593
Equity compensation plans not approved by stockholders	—	—	—
Total	441,309	$ —	635,593

(1) On May 28, 2020, our stockholders approved the Amended and Restated Equity and Incentive Plan (as amended and restated, the Plan). The Plan will expire on the tenth anniversary of April 1, 2020, which is also the effective date of the Plan. The Plan is administered by the Compensation Committee of the Board, which is authorized to grant, at its discretion, awards to officers, employees, non-employee directors, consultants, and independent contractors. The maximum number of common shares currently reserved for grants of awards under the Plan was 6,555,000 shares, prior to reductions for grants made.

The Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), stock appreciation rights, shares of restricted stock, RSUs, PSUs, and other stock-based awards. As of December 31, 2025, the only stock based incentive awards outstanding under the Plan were RSUs and PSUs.

(2) RSUs are phantom (as opposed to actual) shares of common stock which, depending on the individual award, vest in equal tranches over one- to four-year periods, subject to the recipient maintaining a continuous relationship with the Company through the applicable vesting date.

(3) PSUs are phantom (as opposed to actual) shares of common stock, which are subject to a performance period of two years followed by an additional one-year vesting period prior to 2023, and thereafter are subject to a performance period of three years, subject to the recipient maintaining a continuous relationship with the Company through the applicable vesting date. PSU awards are subject to certain performance goals with payouts that vary from 0% to 250% of the target awards. The values shown in the table above represent the aggregate number of PSUs based on the expectation of the Company achieving a 86% of target rate for the 2023 PSUs, a 100% of target rate for the 2024 PSUs, and a 100% of target rate for the 2025 PSUs.

(4) Holders of RSUs and PSUs are not entitled to voting rights, but are entitled to receive dividend equivalents for eligible awards, payable in cash, when and if, the underlying award vests and becomes payable. RSUs and PSUs do not require the payment of an exercise price; accordingly, there is no weighted average exercise price for these awards.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is included under the captions "Certain Relationships and Related Transactions" and "Director Independence" in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 with respect to the fees and services of Ernst & Young LLP, our independent registered public accounting firm, is included under the caption "Audit Matters" in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

The following consolidated financial statements are filed in Item 8 of Part II of this report:

Pursuant to Rule 7-05 of Regulation S-X, Financial Statement Schedules I, III, IV, and V have been omitted as the information to be set forth therein is included in the notes to the audited consolidated financial statements.

Schedule II. Condensed Financial Information of Registrant

Employers Holdings, Inc.

Condensed Balance Sheets

	December 31,	
	2025	**2024**
Assets	(in millions, except share data)	
Investments:		
Investment in subsidiaries	$ 1,022.3	$ 1,006.7
Fixed maturity securities at fair value (amortized cost $5.3 at December 31, 2025 and $23.8 at December 31, 2024)	5.3	23.8
Equity securities at fair value (cost $0.5 at December 31, 2025 and $26.2 at December 31, 2024)	0.5	24.5
Total investments	1,028.1	1,055.0
Cash and cash equivalents	3.1	9.8
Accrued investment income	0.1	0.1
Intercompany receivable	0.4	0.3
Federal income taxes receivable	0.2	4.3
Deferred income taxes, net	1.0	2.0
Other assets	0.5	0.7
Total assets	$ 1,033.4	$ 1,072.2
Liabilities and stockholders' equity		
Accounts payable and accrued expenses	$ 7.0	$ 2.8
Intercompany payable	—	0.7
Income tax payable	0.7	—
Notes payable	70.0	—
Total liabilities	77.7	3.5
Stockholders' equity:		
Common stock, $0.01 par value; 150,000,000 shares authorized; 58,276,637 and 58,184,861 shares issued and 20,342,135 and 24,556,706 shares outstanding at December 31, 2025 and 2024, respectively	0.6	0.6
Additional paid-in capital	427.8	424.2
Retained earnings	1,453.8	1,472.9
Accumulated other comprehensive loss, net of tax	7.3	(82.5)
Treasury stock, at cost (37,934,502 shares at December 31, 2025 and 33,628,155 shares at December 31, 2024)	(933.8)	(746.5)
Total stockholders' equity	955.7	1,068.7
Total liabilities and stockholders' equity	$ 1,033.4	$ 1,072.2

Employers Holdings, Inc.

Condensed Statements of Income

	Years Ended December 31,		
	2025	**2024**	**2023**
	(in millions, except per share data)		
Revenues			
Net investment income	$ 2.1	$ 3.1	$ 3.7
Net realized and unrealized gains on investments	1.1	0.3	1.2
Total revenues	3.2	3.4	4.9
Expenses			
Underwriting expenses	9.8	10.0	12.1
Interest and financing expenses	0.5	0.1	0.4
Other non-recurring expenses	0.2	—	—
Total expenses	10.5	10.1	12.5
Loss before income taxes and equity in earnings of subsidiaries	(7.3)	(6.7)	(7.6)
Income tax benefit	(1.3)	(2.1)	(1.3)
Net loss before equity in earnings of subsidiaries	(6.0)	(4.6)	(6.3)
Equity in earnings of subsidiaries	16.8	123.2	124.4
Net income	$ 10.8	$ 118.6	$ 118.1
Earnings per common share:			
Basic	$ 0.46	$ 4.73	$ 4.48
Diluted	$ 0.46	$ 4.71	$ 4.45
Cash dividends declared per common share and eligible equity plan awards	$ 1.26	$ 1.18	$ 1.10

Employers Holdings, Inc.

Condensed Statement of Cash Flows

	Years Ended December 31,		
	2025	**2024**	**2023**
	(in millions)		
Operating activities			
Net income	$ 10.8	$ 118.6	$ 118.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	74.2	(30.9)	(45.7)
Net realized and unrealized gains on investments	(1.1)	(0.3)	(1.2)
Stock-based compensation	5.0	6.3	6.2
Deferred income tax expense (benefit)	1.1	(0.1)	1.1
Change in operating assets and liabilities:			
Accounts payable, accrued expenses, and other liabilities	(0.3)	(2.6)	(0.2)
Federal income taxes	4.8	(4.8)	(7.8)
Other assets	0.1	(0.3)	0.5
Intercompany payables and receivables	(0.8)	0.8	(0.9)
Net cash provided by operating activities	93.8	86.7	70.1
Investing activities			
Purchases of fixed maturity securities	—	(26.7)	—
Purchases of short-term securities	—	—	(18.6)
Proceeds from sale of fixed maturity securities	18.4	4.2	6.6
Proceeds from sale of equity securities	25.2	—	10.0
Proceeds from maturities of short-term investments	—	—	39.3
Capital contributions to subsidiaries	—	—	(17.6)
Net cash provided by (used in) investing activities	43.6	(22.5)	19.7
Financing activities			
Acquisition of common stock and excise tax payments	(182.8)	(42.6)	(76.1)
Cash transactions related to stock-based compensation	(1.4)	(1.8)	(1.0)
Dividends paid to stockholders	(29.9)	(30.3)	(29.7)
Borrowings from affiliate	70.0	—	—
Net cash used in financing activities	(144.1)	(74.7)	(106.8)
Net (decrease) increase in cash and cash equivalents	(6.7)	(10.5)	(17.0)
Cash and cash equivalents at the beginning of the period	9.8	20.3	37.3
Cash and cash equivalents at the end of the period	$ 3.1	$ 9.8	$ 20.3

Employers Holdings, Inc. and Subsidiaries

Notes to Condensed Financial Statements

December 31, 2025

1. Basis of Presentation and Summary of Operations

Nature of Operations and Organization

Employers Holdings, Inc. (EHI) is a Nevada holding company. Through its wholly owned insurance subsidiaries, Employers Insurance Company of Nevada (EICN), Employers Compensation Insurance Company (ECIC), Employers Preferred Insurance Company (EPIC), Employers Assurance Company (EAC), and Cerity Insurance Company (CIC), EHI is engaged in the commercial property and casualty insurance industry, specializing in workers' compensation products and services. Unless otherwise indicated, all references to the "Company" refer to EHI, together with its subsidiaries.

EHI prepares its condensed financial statements in accordance with U.S. generally accepted accounting principles (GAAP), using the equity method. Under the equity method, the investment in subsidiary is stated at cost plus equity in earnings of its subsidiary. EHI receives dividends from its insurance subsidiaries in the form of cash and securities. The book value for these securities is stated at the fair market value at the date of transfer. These condensed financial statements should be read in conjunction with EHI's consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Use of Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. As a result, actual results could differ from these estimates.

2. Income Taxes

EHI files a consolidated federal income tax return with its subsidiaries and has a tax allocation agreement with its subsidiaries. The equity in the undistributed earnings of subsidiaries included in the accompanying condensed statements of income is net of income taxes.

3. Loans from Affiliate

On November 18, 2025, EICN loaned EHI a principal amount of $35.0 million at a fixed rate of 3.84%, with a maturity date of November 17, 2028, pursuant to the Intercompany Loan Agreement by and between EHI and EICN dated November 13, 2025 (the Loan Agreement). On December 10, 2025, EICN loaned EHI a principal amount of $15.0 million at a fixed rate of 3.84%, with a maturity date of December 8, 2028, pursuant to the Loan Agreement. On December 22, 2025, EICN loaned EHI a principal amount of $20.0 million at a fixed rate of 3.70%, with a maturity date of December 22, 2028, pursuant to the Loan Agreement. This Loan Agreement was executed as part of the Company's recently announced recapitalization plan. Interest incurred and paid on this loan during the year ended December 31, 2025 was $0.2 million.

Schedule VI. Supplemental Information Concerning Property - Casualty Insurance Operations

Employers Holdings, Inc. and Subsidiaries
Consolidated Supplemental Information Concerning Property and Casualty Insurance Operations

Year Ended	Deferred Policy Acquisition Costs	Reserves For Unpaid Losses And LAE	Unearned Premiums	Net Premiums Earned	Net Investment Income	Losses and LAE Related to Current Years	Losses and LAE Related to Prior Years (including LPT Amortization and Adj)	Amortization of Deferred Policy Acquisition Costs	Paid Losses And LAE (including LPT Amortization and Adj)	Net Premiums Written
					(in millions)					
Insurance Operations										
2025	57.1	1,805.8	391.9	761.9	116.7	548.1	33.6	123.2	558.2	750.1
2024	59.6	1,808.2	402.2	749.5	107.0	480.2	(24.0)	119.6	516.5	769.5
2023	55.6	1,884.5	379.7	721.9	106.5	457.8	(52.1)	113.8	464.9	760.6

Exhibits:

Exhibit No.	Description of Exhibit	Included Herewith	Form	File No.	Exhibit	Filing Date
			Incorporated by Reference Herein			
3.1	Amended and Restated Articles of Incorporation of Employers Holdings, Inc.		10-K	001-33245	3.1	February 28, 2019
3.2	Amended and Restated Bylaws of Employers Holdings, Inc.		8-K	001-33245	3.1	May 22, 2023
4.1	Form of Common Stock Certificate		S-1/A	333-139092	4.1	January 18, 2007
4.2	Description of Capital Stock		10-K	001-33245	4.2	February 20, 2020
10.1	Quota Share Reinsurance Agreement, dated as of June 30, 1999, between State Industrial Insurance System of Nevada, D.B.A.: Employers Insurance Company of Nevada and the various Reinsurers as identified by the Interests and Liabilities Agreements attached thereto[1]		S-1/A	333-139092	10.1	January 18, 2007
10.2	Producer Agreement, dated as of May 1, 2005, between Employers Compensation Insurance Company and Automatic Data Processing Insurance Agency, Inc.[1]		S-1/A	333-139092	10.2	January 18, 2007
10.3	Form of Letter of Credit and Reimbursement Agreement		8-K	001-33245	10.4	March 15, 2018
10.4	Credit Agreement, dated as of May 28, 2024, by and among Employers Holdings, Inc., as Borrower, the lenders referred to therein, and Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender		8-K	001-33245	10.1	May 29, 2024
10.5	FHLB Form of Advances and Security Agreement		10-Q	001-33245	10.7	July 28, 2020
10.6	Amendment No. 4 to Irrevocable Standby Letter of Credit No. 2018-08 between EAC and FHLB, dated August 13, 2021		10-K	001-33245	10.1	February 24, 2022
10.7	Amendment No. 3 to Irrevocable Standby Letter of Credit No. 2018-09 between ECIC and FHLB, dated August 13, 2021		10-K	001-33245	10.2	February 24, 2022
10.8	Confirmation of Amendment No. 4 to Irrevocable Standby Letter of Credit No. 2018-10 between EPIC and FHLB, dated October 9, 2024		10-K	001-33245	10.1	February 28, 2025
*10.9	Employers Holdings, Inc. Key Executive Change in Control and Severance Plan		8-K	001-33245	10.1	August 3, 2021
*10.10	Employers Holdings, Inc. Amended and Restated Equity and Incentive Plan effective as of April 1, 2020		S-8 POS	333-168563	10.2	May 28, 2020
*10.11	Employers Holdings, Inc. Equity and Incentive Plan Form of Stock Option Agreement		10-Q	001-33245	10.3	April 30, 2015
*10.12	Employers Holdings, Inc. Equity and Incentive Plan Form of Restricted Stock Unit Agreement for Non-Employee Directors		10-Q	001-33245	10.1	August 7, 2009
*10.13	Employers Holdings, Inc. Equity and Incentive Plan Form of Performance Share Agreement		10-Q	001-33245	10.1	April 29, 2022
*10.14	Employers Holdings, Inc. Equity and Incentive Plan Form of Restricted Stock Unit Agreement		10-Q	001-33245	10.2	April 29, 2022
*10.15	Employers Holdings, Inc. Equity and Incentive Plan Form of Performance Share Agreement		10-Q	001-33245	10.1	April 28, 2023
*10.16	Employers Holdings, Inc. Equity and Incentive Plan Form of Restricted Stock Unit Agreement		10-Q	001-33245	10.2	April 28, 2023
*10.17	Employers Holdings, Inc. Form of Annual Cash Bonus Program Award Agreement		10-Q	001-33245	10.1	April 26, 2024

*10.18	[Offer of Employment Letter dated October 7, 2024 from Employers Holdings, Inc. to Michael A. Pedraja](#)		8-K	001-33245	10.1	October 9, 2024
*10.19	[Employers Holdings, Inc. Equity and Incentive Plan Form of Performance Share Agreement](#)		10-Q	001-33245	10.1	May 2, 2025
*10.20	[Employers Holdings, Inc. Equity and Incentive Plan Form of Restricted Stock Unit Agreement](#)		10-Q	001-33245	10.2	May 2, 2025
*10.21	[Employers Holdings, Inc. Annual Cash Bonus Program](#)		10-Q	001-33245	10.3	May 2, 2025
19.1	[Insider Trading Policy](#)		10-K	001-33245	19.1	February 26, 2024
21.1	[Subsidiaries of Employers Holdings, Inc.](#)	X				
23.1	[Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm](#)	X				
31.1	[Certification of Katherine H. Antonello Pursuant to Section 302](#)	X				
31.2	[Certification of Michael A. Pedraja Pursuant to Section 302](#)	X				
32.1	[Certification of Katherine H. Antonello Pursuant to Section 906](#)	X				
32.2	[Certification of Michael A. Pedraja Pursuant to Section 906](#)	X				
97.1	[Policy Relating to Recovery of Erroneously Awarded Compensation](#)		10-K	001-33245	97.1	February 26, 2024
101.INS	The following materials from Employers Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2025, formatted in iXBRL (Inline extensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2025 and December 31, 2025; (ii) Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023 (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; (vi) Notes to consolidated financial statements tagged in summary and detail; (vii) Schedule II - Condensed Financial Information of Registrant (Parent Only); and (viii) Supplemental Information Concerning Property-Casualty Insurance Operations.	X				
101.SCH	XBRL Taxonomy Extension Schema Document	X				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	X				
101.DEF	XBRL Taxonomy Definition Linkbase Document	X				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	X				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	X				
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)					

————

*Represents management contracts and compensatory plans or arrangements.

(1) Confidential treatment has been requested for certain confidential portions of this exhibit; these confidential portions have been omitted from this exhibit and filed separately with the Securities and Exchange Commission.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2026

EMPLOYERS HOLDINGS, INC.

By: /s/ Matthew R. Pollak

Name: Matthew R. Pollak

Title: Principal Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jeanne L. Mockard Jeanne L. Mockard	Chair of the Board	February 26, 2026
/s/ Katherine H. Antonello Katherine H. Antonello	President and Chief Executive Officer, Director (Principal Executive Officer)	February 26, 2026
/s/ Michael A. Pedraja Michael A. Pedraja	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 26, 2026
/s/ Matthew A. Pollak Matthew A. Pollak	Vice President and Corporate Controller (Principal Accounting Officer)	February 26, 2026
/s/ João (John) M. de Figueiredo João (John) M. de Figueiredo	Director	February 26, 2026
/s/ Barbara A. Higgins Barbara A. Higgins	Director	February 26, 2026
/s/ Michael J. McColgan Michael J. McColgan	Director	February 26, 2026
/s/ Alex Perez-Tenessa Alex Perez-Tenessa	Director	February 26, 2026
/s/ Marvin Pestcoe Marvin Pestcoe	Director	February 26, 2026
/s/ Steven P. Sorenson Steven P. Sorenson	Director	February 26, 2026

EMPLOYERS HOLDINGS, INC.

Employers Holdings, Inc. and Subsidiaries Executives

Katherine H. Antonello
President and Chief Executive Officer

John M. Mutschink
Executive Vice President,
Chief Administrative Officer

Michael A. Pedraja
Executive Vice President,
Chief Financial Officer

Christopher C. Champlin
Senior Vice President,
Sales and CX

Matthew H. Hendricksen
Senior Vice President,
Treasury and Investments

Kelley F. Kage
Senior Vice President,
Chief Information Officer

Christina M. Ozuna
Senior Vice President,
Chief Claims Officer

Ann Marie Smith
Senior Vice President,
Chief Actuarial and Underwriting Officer

Company Information

Employers Holdings, Inc.
P.O. Box 539003
Henderson, NV 89053-9003
888-682-6671

Annual Meeting

Thursday, May 28, 2026
9:00 a.m. PDT
5340 Kietzke Lane, Suite 202
Reno, NV 89511

Directors

Jeanne L. Mockard
Chair of the Board

Katherine H. Antonello
President and Chief Executive Officer

João "John" M. de Figueiredo
Chair – Board Governance and
Nominating Committee

Barbara A. Higgins
Chair – Human Capital Management
and Compensation Committee

Michael J. McColgan
Chair – Audit, Finance and
 Investment Committee

Alejandro "Alex" Perez–Tenessa
Chair – Risk Management, Technology
and Innovation Committee

Marvin Pestcoe
Director

Steven P. Sorenson
Director

Stockholder Inquiries

Michael A. Pedraja
Executive Vice President,
Chief Financial Officer
mpedraja@employers.com
775-327-2706

Transfer Agent

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
800-468-9716

Independent Auditors

Ernst & Young LLP
560 Mission Street, Suite 1600
San Francisco, CA 94105-2907





EMPLOYERS®

Employers Holdings, Inc. (NYSE: EIG), is a holding company with subsidiaries that are specialty providers of workers' compensation insurance and services (collectively "EMPLOYERS®") focused on small and mid-sized businesses engaged in lower hazard industries. EMPLOYERS® leverages over a century of experience to deliver comprehensive coverage solutions that meet the unique needs of its customers. Drawing from its long history and extensive knowledge, EMPLOYERS® empowers businesses by protecting their most valuable asset – their employees – through exceptional claims management, loss control, and risk management services, creating safer work environments.

EMPLOYERS® is also proud to offer Cerity®, which is focused on providing digital-first, direct-to-consumer workers' compensation insurance solutions with fast, and affordable coverage options through a user-friendly online platform.

EMPLOYERS® operates throughout the United States, apart from four states that are served exclusively by their state funds. Insurance is offered through Employers Insurance Company of Nevada, Employers Compensation Insurance Company, Employers Preferred Insurance Company, Employers Assurance Company, and Cerity Insurance Company, all rated A (Excellent) by AM Best. Not all companies do business in all jurisdictions. EIG Services, Inc., and Cerity Services, Inc., are subsidiaries of Employers Holdings, Inc. EMPLOYERS® is a registered trademark of EIG Services, Inc., and Cerity® is a registered trademark of Cerity Services, Inc. For more information, please visit employers.com and cerity.com.